BEST AVAILABLE COPY

2006
ANNUAL REPORT

ACME
COMMUNICATIONS

To Our Shareholders:

Despite a year of transition for our Company and the CW Network, 2006 and early 2007 have proved to be a successful period for ACME on many levels. We improved our market positioning and programming resources to deliver revenue growth for the full-year 2006. In addition, through continued cost management and the sale of two of our stations, we significantly improved our balance sheet and positioned our shareholders to benefit from improved cash flow generation. Overall we have taken important steps to drive returns in an otherwise challenging market environment for broadcast television, and we continue to explore all strategic options available to the Company to maximize shareholder value going forward.

Looking first at our financial results for 2006, full-year net revenues from continuing operations were $34.8 million, an increase of 2% over the full year 2005 period. Excluding revenues from ACME's *Daily Buzz* morning news program, which was deconsolidated as of July 1, 2006, the Company posted full-year station revenue growth of 4% over 2005 station revenues. Broadcast cash flow increased 67% to $3.5 million in 2006 over 2005, and adjusted EBITDA reached $26,000 in 2006 compared to negative $1.8 million in 2005. These results show continued incremental operating improvement and confirm the Company's tradition of outstanding station management.

While overall growth rates in the broadcast television market have moderated in the past non-political years, we have taken steps to monetize some of our television assets to the benefit of our shareholders. In April 2006, we completed the sale of KUWB-TV in Salt Lake City to Clear Channel Communications for $18.5 million in cash. In February 2007, we completed the sale of WTVK-TV in Fort Myers-Naples, FL, to Sun Broadcasting, Inc. for $45 million in cash. The proceeds from these sales allowed us to repay virtually all of our debt, including the repayment and termination of all of the outstanding debt under our second-lien term loan. It also allowed us to distribute approximately $8.0 million of proceeds from the sale to our shareholders in the form of a special one-time cash dividend of $0.50 per share in March 2007. The dividend represented an efficient means to allow our loyal shareholders to benefit directly from the sale of WTVK. As important, the sale of these two stations and the resulting elimination of almost all of our debt has improved our balance sheet and significantly reduced our interest expense, allowing us to move forward with a less leveraged business model.

In March 2007, we reached an agreement with Emmis Communications, our partner in the Daily Buzz LLC, to terminate their interest in the Buzz, and we bought out their 50% interest in the joint venture for a nominal amount. Emmis, having previously decided to exit the television broadcast business, no longer had a strategic interest in the show which drove their desire to end their interest in the venture. The agreement gives ACME full control of *The Daily Buzz* program, which, as previously noted, will moderately increase our losses over the short-term as we pursue a financial or strategic partner to support the show and share in its long-term returns and implement other plans in an effort to make the show profitable.

Looking at the performance of The CW Network in 2006 – the network launch underperformed industry expectations. The network is investing significantly in new programming for the upcoming 2007 / 2008 broadcast season and while it is too early to predict the CW's success for the full year, there seems to be a renewed optimism at the network level that has filtered through to its affiliate stations. Overall, The CW continues to display a keen ability to reach targeted demographics with a blend of noteworthy program offerings, and we believe the significant resources of the network's partners, CBS and Warner Bros., will ultimately provide for success going forward.

As we look ahead to 2007 and beyond for ACME, we intend to execute our strategy while actively reviewing all strategic means to delivering value to our shareholders. While the operating environment for broadcasters remains challenging, we will continue to seek to maximize the performance of our station group through targeted programming and effective cost management. Additionally, we are hopeful that there will be improved performance from the CW Network and that it will provide a tailwind for our affiliated stations as we move through 2007.

I would like to thank all of our shareholders for their support in 2006. We are focused on both maximizing and monetizing the investment you have in ACME, and we will continue to operate the Company with your interests as our #1 priority. I would also like to thank our Board, management team and employees for another year of outstanding effort and commitment.

Sincerely,

JAMIE KELLNER
Chairman & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

(Amendment No.1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2006** Commission file number: **000-27105**

ACME COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**33-0866283**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. employer identification no.)**

2101 E. Fourth Street, Suite 202 A
Santa Ana, California, 92705
(714) 245-9499
(Address and telephone number of principal executive offices)

None
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	The NASDAQ Stock Market, LLC (NASDAQ Global Market)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) Exchange Act. of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2006), the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $55,730,689 based on a price of $5.08 per share, as reported on the NASDAQ Stock Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 29, 2007
Common Stock, $.01 par value per share	16,772,415 shares (including 725,652 shares held in treasury)

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Portions of the Proxy Statement for the 2007 Annual Meeting of Stockholders	Part III

EXPLANATORY NOTE

The Company is filing this Amendment No. 1 (the "Amendment") to its Annual Report on Form 10-K for the year ended December 31, 2006 originally filed on March 30, 2007 to (1) remove the label "unaudited" which was inadvertently included in the Company's balance sheet on page 33 and (2) correct the date of KPMG LLP's report reference included in their consent filed as Exhibit 23.1.

These are the only items that have been amended, but for convenience, the Form 10-K is being amended and restated in this Amendment. No other information is being amended by the Amendment.

ACME COMMUNICATIONS, INC.

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

* Items incorporated by reference, in whole or in part, to our Proxy Statement to be filed pursuant to Regulation 14A relating to the 2007 Annual Meeting of Stockholders

Forward-looking Statements

This Annual Report on Form 10-K includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "intend," "could," "expect," "anticipate," "believe," "predict," "potential", "might", "project", "outlook" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our and the television broadcast industry's actual results, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include those identified under "Risk Factors" in this Annual Report on Form 10-K. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report on Form 10-K might not occur.

We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 10-K. In addition, we make no representation with respect to any materials available on the Internet, including materials available on our website.

PART I

Item 1. *Business*

ACME Communications, Inc. and its wholly-owned subsidiaries (together, unless the context otherwise requires, the "Company" or "we") owns and operates broadcast television stations in medium-sized markets across the United States. On February 16, 2007, we completed the sale of our station WTVK in the Ft. Myers – Naples, Florida marketplace which left us with seven television stations (and a full-power satellite station) in six markets (our "Continuing Stations"). Six of these Continuing Stations are network affiliates of The CW Television Network and one station is a network affiliate of MyNetworkTV. These Continuing Stations broadcast in markets that cover, in the aggregate, approximately 2.6% of the total U.S. television households.

In March 2003, we sold two of our stations, KPLR-TV serving the St. Louis marketplace and KWBP-TV, serving the Portland, Oregon marketplace, to subsidiaries of the Tribune Company for an aggregate cash consideration of $275 million (the "Tribune Transaction") plus additional cash consideration in the amount of approximately $4.6 million relating to KPLR's closing-date working capital. In August 2005, we entered into an agreement to sell our Salt Lake City station, KUWB, to subsidiaries of Clear Channel Communications, Inc. (the "Clear Channel Transaction") for $18.5 million in an all-cash transaction. The Clear Channel Transaction was completed on April 4, 2006. In May 2006, we entered into an agreement to sell our Ft. Myers – Naples, Florida station, WTVK, to Sun Broadcasting, Inc. (the "Sun Transaction") for $45.0 million in cash. The Sun Transaction was completed on February 16, 2007. In accordance with U.S. generally accepted accounting principles ("GAAP"), we have accounted for the results of these four stations as "discontinued operations" and our Continuing Stations represent our continuing operations.

Our stations historically were affiliates of The WB Television Network and, in the case of our second station in the Albuquerque-Santa Fe marketplace, an affiliate of UPN. On January 24, 2006, Warner Bros. and CBS jointly announced that, effective September 2006, they would cease operations of their respective networks, The WB and UPN, and create a new jointly-owned television network, The CW Network (sometimes hereinafter referred to as "The CW").

After careful evaluation of each of the two new networks, we concluded that The CW was significantly advantaged due to its proven roster of popular shows culled from the then current WB and UPN schedules and decided to affiliate all eight of our then WB Network affiliated stations with The CW. We affiliated our second station in Albuquerque-Santa Fe, our then UPN affiliate, with MyNetworkTV.

The CW launched in September 2006, immediately following the closure of UPN and The WB Network and included on its program schedule the better performing shows from each of The WB and UPN networks. While most industry observers anticipated that The CW would achieve stronger initial ratings than either The WB or UPN individually achieved in the 2005/2006 season, the new network's ratings during the November 2006 ratings sweeps was essentially unchanged from the prior networks' November 2005 ratings.

Similar to The WB Network's approach, The CW focuses on younger demographics than the Big Four networks. Accordingly, we believe we will be able to continue our strategy to focus much of our surrounding, non-network, syndicated programming on shows that appeal to younger viewers. In addition, in some of our markets we broadcast local and regional sports programming and in all of our markets we provide local news and weather updates during our morning news show. We believe this programming enhances our ability to sell advertising time to local and regional advertisers and increase audience awareness of our still developing stations.

We believe that medium-sized ("middle") markets provide certain advantages such as fewer competitors and lower operating costs compared to large markets. Our strategy is to capitalize on these advantages and to grow our revenues and cash flow with an emphasized focus on local advertising sales. Since we centralize many of our stations' administrative functions and primarily provide entertainment programming, our station general managers are able to focus on increasing sales and improving operating margins.

We commenced operations in 1997, and ACME Communications, Inc. was incorporated as our holding company in Delaware in 1999 in connection with our initial public offering. Our executive office telephone number is (714) 245-9499.

Our Development, Strategy and Outlook

We formed with the goal of building a middle market broadcast television station group comprised mostly of new start up stations and underperforming stations – generally affiliated with The WB Television Network, which at the time was an emerging network. We believed then, and still believe today, that significant value will be created in aligning ourself with emerging networks (i.e., The CW and MyNetworkTV) that, with respect to The CW, enjoys significant financial, creative and distribution support from three large media companies – Time Warner Inc., Viacom and the Tribune Company, and with respect to MyNetworkTV, enjoys significant financial and creative support from another large media company, News Corp.

By the end of 1997 we had three stations on the air – KPLR serving St. Louis, KWBP serving Portland, Oregon, and WBXX serving Knoxville. During 1998 we added another two stations – KUWB, serving Salt Lake City and WTVK, serving the Ft. Myers – Naples, Florida market — bringing our total stations on the air to five. In 1999, we put a sixth station, KWBQ, serving the Albuquerque – Santa Fe market, on the air and acquired another four stations – KASY serving Albuquerque – Santa Fe, WBDT serving Dayton, WIWB serving Green Bay and WBUI, serving the Champagne – Springfield – Decatur market. Together, these acquisitions were the major catalyst for our initial public offering in September 1999.

In the fall of 2000, signs of a slowing economy and receding advertising demand became evident and the industry was in a full recession by 2001 – with non-political advertising revenues declining in the double-digit percentage range in many markets. The events of 9/11 only compounded and delayed an expected recovery.

In 2002, we acquired our eleventh station, WBUW serving the Madison, Wisconsin marketplace. By the middle of 2002, however, in the face of a continued soft ad environment, we decided to explore opportunities to reduce our debt and exposure to a prolonged industry slump. In December 2002, we entered into an agreement to sell our two largest stations – station KPLR, St. Louis and station KWBP, Portland, Oregon — to the Tribune Company. We used the proceeds from this transaction, which closed in March 2003, to significantly reduce our debt, which in turn allowed us to amend and extend our revolving credit facility.

The broadcast television business in 2004 saw record-level political advertising, especially in connection with the 2004 Presidential campaign and especially in key, battleground states. Including political advertising, aggregate market revenues in our Continuing Stations' six markets were up 13%, while revenues excluding political advertising were essentially unchanged from prior year levels. However, we, along with other WB Network and UPN Network affiliates, did not greatly benefit from this record in political advertising expenditures, as almost all of this advertising is targeted at the older skewing news audiences of ABC, CBS and NBC affiliates, and we garnered less than a 1% share of such political advertising revenues. Our revenue share of non-political revenues for 2004 reached a high for our Continuing Stations of 9.0%.

Aggregate 2005 market revenues in our Continuing Stations markets, excluding political revenues, were up appromximately 3% compared to 2004. Local advertising sales were significantly stronger than national advertising sales, with a growth rate of 4.9% compared to a decline of .6% for national ad revenue. The national growth rate, especially when viewed in the context of 2004's record level political advertising which reduced the overall advertising inventory available, thereby increasing prices for non-political advertisers, reflected very weak demand. Our aggregate share of non-political advertising revenues in our Continuing Stations markets decreased from 9.0% in 2004 to 8.6% in 2005. On a viewer basis, our Continuing Stations average in-market share of viewers for the 2004 / 2005 broadcast season, based on a composite of key demographic categories of adult viewers during the 5:00 p.m. to midnight daypart, was 8.1% compared to a 8.9% in-market viewing share for the 2003 / 2004 period which equated to a 9% decrease. We believe that most of this decrease was attributed to the decline, for the second straight season, in the WB Network's prime-time ratings and the resulting effect on surrounding dayparts.

In 2006, there was no rebound in non-political national advertising demand in our Continuing Stations' markets and local advertising demand grew only 1% compared to 2005. However, due to strong biennial political advertising demand, which reduced advertising inventory available for non-political advertisers in each market, we received some benefit from our greater availability of advertising inventory (because political advertisers generally do not advertise on our stations) and increased our market share of non-political revenues during the year. Some of this natural biennial upside to our Continuing Stations was offset by the fact that both The WB and UPN significantly reduced their programming and promotion spending and efforts for these two lame duck networks through the balance of the 2005 / 2006 broadcast season which further eroded our viewership and ability to generate advertising revenues. But despite a 6% season-over-season decline in our composite in-market viewership during the 5:00pm to midnight daypart, the tightened inventory for non-political advertising allowed us to increase our Continuing Stations' weighted average share of that revenue from 8.6% in 2005 to 8.8% in 2006.

Because we do not expect significant political advertising demand in 2007, with the possible exception of early presidential campaign expenditures, we believe that the major benefactors of the 2006 political advertising windfall – i.e. ABC, CBS and NBC affiliates – will again aggressively compete for an increase in their market share of non-political advertising demand. We are hopeful that the ratings for The CW will increase on a year-over-year basis as the network continues to establish its new identity and brand with its targeted viewers. We expect that any increase in ratings and viewership will translate to increased revenues for all of our CW affiliated stations.

We believe that we are not well positioned to expand our portfolio of stations and that it is likely that we will continue to attempt to sell our stations to monetize shareholder value. We have already sold four stations, including the Sun Transaction, since reaching our group high of eleven stations (not including our full-power satellite in the Albuquerque – Santa Fe market) in late 2002. We believe that the recent sale of our Ft. Myers – Naples station was important because it allowed us to repay all of the outstanding debt under our senior credit agreement and thereby reduced our financial risk going forward, which provides us the ability to be more patient in selling any of our remaining Continuing Stations at prices we believe reflect fair value.

While we are optimistic that there will eventually be opportunities to monetize our station assets at prices we consider fair, we recognize that such opportunities may take much longer to develop.

Programming

Our current programming includes:

- The CW Network prime time programming (at six of our Continuing Stations);
- The MyNetworkTV prime time programming (at one of our Continuing Stations);
- The CW Network weekday afternoon programming;
- Kids' WB! Saturday morning programming (at six of our Continuing Stations);
- syndicated programming;
- The Daily Buzz, a three-hour morning news program (at six of our Continuing Stations); and
- local programming.

Prime Time Programming. In prime time, The CW Network, has the youngest average of viewers compared with the other network broadcasters. Prime time programming includes *America's Next Top Model, 7th Heaven, Smallville, Gilmore Girls, Supernatural* and *Everybody Hates Chris* . The CW Network currently provides 13 hours of prime time programming Sunday through Friday. It also provides a two hour pre-prime time block on Sunday nights which consists of earlier season's episodes of current CW Network prime time shows.

Kids' WB! Programming. Kids' WB!, originally launched by The WB Network in September 1995, airs as a 5-hour block on Saturday mornings on all of our CW affiliated stations. Programs in this program block include *The Batman* , *Spider Riders* and *Loonatics Unleashed* .

Syndicated Programming. In addition to The CW Network and MyNetworkTV programming, our stations air syndicated programs. Generally, our most profitable programming time periods are the hours immediately before and after the network prime time programming. Consequently, during these time periods, we air programs that are targeted to the audiences similar in demographics as those that watch The CW Network and MyNetworkTV prime time programs. These syndicated programs include *That 70s Show, Friends, Seinfeld, Everybody Loves Raymond, King of Queens, According to Jim, Will and Grace, Judge Judy* and *King of the Hill.* We have secured future broadcast rights for certain of our stations to *Family Guy (fall 2008), Two and a Half Men (fall 2008)* and second cycle rights to *Everybody Loves Raymond* and *That 70s Show* and other shows . We have multi-year contracts to air most of our syndicated programming.

The Daily Buzz. In September 2002, we launched *The Daily Buzz,* a three-hour (6:00 — 9:00 a.m. Eastern / Pacific Time) morning news show. Effective January 1, 2004, we formed a new production entity, The Daily Buzz, LLC and began jointly producing the program with Emmis Television Broadcasting, L.P. ("Emmis"), a subsidiary of Emmis Communications Corporation. On March 14, 2007, we acquired Emmis' 50% share of the Daily Buzz, LLC and became the sole producer and owner of the program. The program currently airs on 144 stations, including all of our CW Network affiliated stations and Emmis' sole CW Network affiliate and on The CW 100+ Cable Group (which airs on cable in more than 100 small markets across the country), representing in the aggregate approximately 39% of U.S. households. The show is produced in Orlando, Florida, and in addition to traditional news, weather and sports related stories, contains entertainment, technology and lifestyle segments.

Local Programming. Several of our stations also air certain regional and local sporting events of local interest, which we believe helps increase local awareness of our stations and expands our advertiser base. In addition, we air local weather and news updates at all of our stations during *The Daily Buzz* , our weekday morning news program. We also air a 10-minute weeknight newscast on our Knoxville station.

Our Stations and Markets

The following table provides general information concerning our Continuing Stations:

Marketplace	Market Rank (1)	Station Calls / Channel	Affiliation	Number of Commercial Stations in Market (2)	Station Rank (3)	Station Share (4)	ACME Operation
Albuquerque - Santa Fe, NM	45	KWBQ / 19	WB	6	5	6	March 1999
		KASY / 50	UPN	6	6	2	November 1999
		KWBR /21	WB (5)	See (5)	See (5)	See (5)	January 2003
Dayton, OH	58	WBDT / 26	WB	5	5	8	June 1999
Knoxville, TN	60	WBXX / 20	WB	5	5	6	October 1997
Green Bay - Appleton, WI	69	WIWB / 14	WB	6	5	4	June 1999
Champaign - Springfield - Decatur, IL	82	WBUI / 23	WB	6	5	4	June 1999
Madison, WI	85	WBUW / 57	WB	5	5	3	November 2002

(1) All television stations throughout the United States are grouped into 210 markets that are ranked in size according to the number of households with televisions in the market for the 2006/2007 season.

(2) Represents the number of full-power commercial broadcast television stations in the market, excluding Spanish-language stations, digital-only stations and satellite stations.

(3) Represents our station's rank, based on the average of the February, May and November 2006 major ratings periods, for adult viewers ages 18-49 on a Monday through Sunday, 5:00 p.m. to midnight basis.

(4) Station share based on the average of the February, May and November 2006 major ratings periods, for adults 18-49 on a Monday through Sunday, 5:00 p.m. to midnight basis.

(5) KWBR is a full-power satellite station of KWBQ's, serving the Roswell area of the Albuquerque-Santa Fe marketplace. Its viewership is reflected in KWBQ's station rank and share.

KWBQ: Albuquerque — Santa Fe, New Mexico
KASY: Albuquerque — Santa Fe, New Mexico

Designated Market Area: 45
Total Age 2+ Population: 1,684,000

TV Households: 662,380

Market Description. Thirty-four percent of the total population of Albuquerque — Santa Fe is under 25 years of age. The estimated median household income in the Albuquerque — Santa Fe market is approximately $38,300 per year. Major employers in the market include Intel, Motorola, General Electric, General Mills, Philips, Tempur-Pedic and Levi Strauss.

KWBQ Station Overview. We launched KWBQ in March 1999 with The WB Network prime time programming and Kids' WB! In September 2006, the station became the market's CW Network affiliate. In addition, the station's syndicated programming (which generally can be aired on either KWBQ or on KASY) currently includes *Friends, Seinfeld, That 70s Show* and *King of Queens.* The station has contracted for the future exclusive-market broadcast rights to popular off-network shows such as *Family Guy* and *Two and a Half Men* which begin airing in September 2007. Additionally, the station has contracted for the future second-cycle rights to *That 70s Show, King of Queens* and to *Everybody Loves Raymond.* KWBQ delivered a 2005 / 2006 Season Average rating of 1.4 among adult viewers ages 18-49 for the 5 p.m. — midnight, Monday through Sunday, time period – a 58% increase over the comparable Season Average rating for the 2004 / 2005 broadcast season.

KASY Station Overview. We began operating KASY, the then UPN affiliate in the market, under an interim local marketing agreement ("LMA") in November 1999 and closed our purchase of the station in December 1999. The station was a UPN affiliate since that network's launch in January 1995. Prior to November 1999, the station had been operating as an LMA by another station owner in the market. In September 2006, the station became the market's MyNetworkTV affiliate. The station's syndicated programming includes *Everybody Loves Raymond, King of the Hill* and *Judge Joe Brown* . All of the future program rights negotiated for KWBQ are also available to air on KASY. KASY delivered a 2005 / 2006 Season Average rating of 0.5 among adult viewers ages 18-49 for the 5 p.m. — midnight, Monday through Sunday, time period – a 32% decrease from the comparable Season Average rating for the 2004 / 2005 broadcast season.

WBDT: Dayton, Ohio

Designated Market Area: 58 TV Households: 531,120
Total Age 2+ Population: 1,265,000

Market Description. Thirty-two percent of the total population of Dayton, Ohio is under 25 years of age. The estimated median household income in the Dayton market is approximately $46,100 per year. Major employers in the market include Chrysler Corp/Acustar Inc., General Motors, NCR, Reynolds & Reynolds and Lexis Nexis.

Station Overview. We acquired WBDT in June 1999. WBDT signed on the air in October 1980 and became an affiliate of The WB Network when we acquired the station. In September 2006, the station became the market's CW affiliate. The station's syndicated programming currently includes *That 70s Show, Friends, Everybody Loves Raymond, King of Queens* and *Malcolm in the Middle,* and the station has contracted for the future exclusive-market broadcast rights to popular shows such as *Family Guy* and *Two and a Half Men,* both of which begin airing in September 2007 and for the second-cycle rights to *Everybody Loves Raymond, That 70s Show* and *King of Queens* . WBDT delivered a 2005 / 2006 Season Average rating of 2.2 among adult viewers ages 18-49 for the 5 p.m. — midnight, Monday through Sunday, time period – an 18% increase over the comparable Season Average rating for the 2004 / 2005 broadcast season.

WBXX: Knoxville, Tennessee

Designated Market Area: 60 TV Households: 523,010
Total Age 2+ Population: 1,220,000

Market Description. Twenty-nine percent of the total population of Knoxville is under 25 years of age. The estimated median household income in the Knoxville market is approximately $37,700 per year. Major employers in the market include the University of Tennessee, TVA, Oakridge National Laboratories, Alcoa and Bush Brothers and Company.

Station Overview. We launched WBXX in October 1997 as the market's WB Network affiliate. In September 2006, the station became the market's CW affiliate. The station's syndicated programming currently includes *Friends, That 70s Show, King of the Hill* , *Friend, King of Queens* and *According to Jim.* In September 2004, the station began airing a weeknight 10-minute newscast produced by the number one news affiliate in the market and that news product continues through today. The station has contracted for the future exclusive-market broadcast rights to *Family Guy,* which begins airing in September 2007, and to the second cycles of *That 70 s Show* and *King of Queens* . In October 2002, Knoxville became Nielsen's 54th metered market. WBXX delivered a 2005 / 2006 Season Average rating of 1.7 among adult viewers ages 18-49 for the 5 p.m. — midnight, Monday through Sunday, time period – a 22% decrease from the comparable Season Average rating for the 2004 / 2005 broadcast season.

WIWB: Green Bay — Appleton, Wisconsin

Designated Market Area: 69 TV Households: 434,760
Total Age 2+ Population: 1,052,000

Market Description. Thirty-two percent of the total population of Green Bay — Appleton is under 25 years of age. The estimated median household income in the Green Bay — Appleton market is approximately $38,820 per year. Major employers in the market include Fort James Corporation, the Oneida Tribe of Indians of Wisconsin, Schneider National, Humana, Shopko Stores, American Medical Security, Bellin Memorial Hospital and Procter & Gamble Paper Products.

Station Overview. We acquired WIWB in June 1999. WIWB signed on the air in August 1998 and became an affiliate of The WB Network when we acquired the station. In September 2006, the station became the market's CW affiliate. The station's syndicated programming currently includes *That 70s Show, Friends, Everybody Loves Raymond, King of Queens* and *Will & Grace* . The station has contracted for the future exclusive-market broadcast rights to popular shows such as *Family Guy* , which begins in September 2007 and for the second-cycle rights to *That 70s Show, Everybody Loves Raymond* and *King of Queens* . WIWB delivered a 2005 / 2006 Season Average rating of 0.9 among adult viewers ages 18-49 for the 5 p.m. — midnight, Monday through Sunday, time period – a 24% decrease over the comparable Season Average rating for the 2004 / 2005 broadcast season.

WBUI: Champaign — Springfield — Decatur, Illinois

Designated Market Area: 82 | TV Households: 378,150
Total Age 2+ Population: 884,000

Market Description. Thirty-three percent of the total population of Champaign — Springfield — Decatur is under 25 years of age. The estimated median household income in the Champaign — Springfield — Decatur market is approximately $33,100 per year. Major employers in the market include ADM, Staley's, Caterpillar, Mueller, Illinois Power, Kraft and the University of Illinois.

Station Overview. We acquired WBUI in June 1999. WBUI signed on the air in May 1984 and became an affiliate of The WB Network when we acquired the station. In September 2006, the station became the market's CW affiliate. The station's syndicated programming currently includes , *That 70s Show, Friends, Everybody Loves Raymond, King of Queens* and *Malcolm in the Middle.* The station has contracted for the future exclusive market broadcast rights to the second-cycles of *That 70s Show, Everybody Loves Raymond* and *King of Queens.* WBUI delivered a 2005 / 2006 Season Average rating of 0.9 among adult viewers ages 18-49 for the 5 p.m. — midnight, Monday through Sunday, time period – a 16% decrease from the comparable Season Average rating for the 2004 / 2005 broadcast season.

WBUW: Madison, Wisconsin

Designated Market Area: 85 | TV Households: 369,220
Total Age 2+ Population: 876,000

Market Description. Thirty-two percent of the total population of Madison is under 25 years of age. The estimated median household income in the Madison market is approximately $41,900 per year. Madison is the state capital of Wisconsin and in addition to the State government, major employers in the market include General Motors, Lands End, Mercy Health System and the University of Wisconsin.

Station Overview. We acquired WBUW through a bankruptcy auction in December 2002. Under an interim LMA, we became fully responsible for its operations effective November 1, 2002. WBUW signed on the air in May 1984 as an affiliate of UPN. The station became a primary WB Television Network affiliate in August 2002. The station's syndicated programming currently includes *That 70s Show, Friends, King of Queens* and *Sex in the City* . The station has contracted for the exclusive market broadcast rights to the popular show *Family Guy,* which will began airing in September 2007 and for the second-cycle rights to *That 70s Show* and *King of Queens* . WBUW delivered a 2005 / 2006 Season Average rating of 0.8 among adult viewers ages 18-49 for the 5 p.m. — midnight, Monday through Sunday time period – a 20% increase over the comparable Season Average rating for the 2004 / 2005 broadcast season.

Our Affiliation Agreements

Six of our seven Continuing Stations are affiliated with The CW Network and one station – KASY serving the Albuquerque-Santa Fe marketplace — is affiliated with MyNetworkTV. The CW Network and MyNetworkTV are new broadcast television networks that launched in September 2006. Our network affiliation agreements provide each station with the exclusive right to broadcast the applicable networks' programming in its respective market. Our affiliation agreements with The CW have up to 10 year terms that expire in September 2016. Our affiliation agreement with MyNetworkTV has a five year term that expires in September 2011.

Under the affiliation agreements, The CW and MyNetworkTV each retain the right to program and sell approximately 75% and 30%, respectively, of the advertising time available during each network's applicable prime time schedule and our stations sell the remaining commercial inventory time. The CW will also program other dayparts: a Sunday pre-prime time two-hour block, a Monday through Friday two-hour late afternoon block and a Saturday morning children's five-hour programming block. We retain approximately 33% of the commercial inventory in the weekday afternoon and Sunday pre-prime blocks and 14% of the commercial inventory in the Saturday morning block.

Each of our Continuing Stations affiliated with The CW is also subject to annual compensation payments to The CW beginning with the 2008 / 2009 season. Although the annual payment to The CW is generally fixed, such payment is either increased if The CW surpasses a certain prime-time ratings threshold or such payment amount is completely eliminated if The CW fails to achieve a specified minimum rating. Our one station affiliated with MyNetworkTV is not required to pay MyNetworkTV an annual payment. We expect all of our stations to participate in cooperative marketing efforts with The CW and MyNetworkTV whereby the networks will reimburse us up to 50% of certain pre-approved advertising expenditures to promote their network programming.

Advertising/Sales

Most of our revenues consist of advertising revenues, and no single advertiser has ever accounted for more than 10% of our gross advertising revenues. Our advertising revenues are generated both by local advertising and national spot advertising.

Local Advertising. Local advertising revenues are generated by both local merchants and service providers and by regional and national businesses and advertising agencies located in a particular designated market area. Local advertising revenues represented 60% of our Continuing Stations' advertising revenues in 2006 and 2005 and 56% in 2004.

National Spot Advertising. National spot advertising represents time sold to national and regional advertisers based outside a station's designated market area. National spot advertising revenues represented 40% of our Continuing Stations' advertising revenues in 2006 and 2005 and 44% in 2004. National spot advertising primarily comes from:

- new advertisers wishing to test a market;
- advertisers who are regional retailers and manufacturers without national distribution;
- advertisers who need to enhance network advertising in given markets; and
- advertisers wishing to place more advertisements in specified geographic areas.

From inception to June 30, 2006, we consolidated the results of The Daily Buzz into our financial statements – from inception through December 31, 2003 as a wholly-owned subsidiary and from January 1, 2004 through June 30, 2006 as a variable interest entity. Effective July 1, 2006, we determined that we were no longer the primary beneficiary of The Daily Buzz venture and it was deconsolidated at that date. Accordingly, for the six months ended December 31, 2006, we recorded our 50% equity in The Daily Buzz's operating results using the equity method of accounting.

Our Competition

Broadcast television stations compete for advertising revenues primarily with other broadcast television stations in their respective markets and, to a lesser but increasing extent, with radio stations, cable television system operators, newspapers, billboard companies, direct mail and internet sites. ABC, CBS, NBC and Fox programming generally achieve higher audience levels than that of The CW Network, MyNetworkTV and syndicated programming aired by independent stations which is attributable to a number of factors, including:

- the traditional networks' efforts to reach a broader audience;
- historically, less competition;
- generally better channel positions;
- more network programming being broadcast weekly;
- the traditional networks' cross-promotions; and
- the traditional networks' more established market presence than The CW Network and MyNetworkTV.

However, because The CW and MyNetworkTV provide fewer hours of programming per week than the traditional networks, we have a significantly higher inventory of advertising time for our own use and, therefore, our stations generally achieve a share of television market advertising revenues greater than their share of the market's audience. We believe that this available advertising time, combined with our efforts to attract (via our programming) the audiences that are key targets of advertisers, and our focus on advertising sales allows us to compete effectively for advertising revenues within our stations' markets.

The broadcasting industry is continuously faced with technical changes and innovations, the popularity of competing entertainment and communications media, changes in labor conditions, and governmental restrictions or actions of federal regulatory bodies, including the Federal Communications Commission ("FCC"), any of which could possibly have an adverse effect on a television station's operations and profits. Sources of video service other than conventional television stations, the most common being cable television, can increase competition for a broadcast television station by bringing distant broadcasting signals not otherwise available to the station's audience, serving as a distribution system for national satellite-delivered programming and other non-broadcast programming originated on a cable system and selling advertising time to local advertisers. Other principal sources of competition include home video exhibition, direct-to-home broadcast satellite television, entertainment services and multi-channel multi-point distribution services. Currently, two FCC permittees, DirecTV and Echostar, provide subscription DBS services via high-power communications satellites and small dish receivers, and other companies provide direct-to-home video service using lower powered satellites and larger receivers. Furthermore, emerging technologies that allow viewers to digitally record and play back television programming is likely to decrease viewership of commercials and, as a result, lower television advertising demand. Additionally, an increasing number of network programs are becoming available to download, on a fee basis, to consumers' computers or handheld devices and this trend threatens to further erode traditional viewership of local broadcasters. While these download fees represent new and growing revenue streams to the networks, as of yet, local broadcast affiliates are not sharing in any of those revenues.

Other technology advances and regulatory changes affecting programming delivery through fiber optic telephone lines and video compression could lower entry barriers for new video channels and encourage the development of increasingly specialized niche programming. The Telecommunications Act of 1996 permits telephone companies to provide video distribution services via radio communication, on a common carrier basis, as cable systems or as open video systems, each pursuant to different regulatory schemes. We cannot predict the effect that these and other technological and regulatory changes will have on the broadcast television industry or on the future profitability and value of a particular broadcast television station.

Broadcast television stations compete with other television stations in their designated market areas for the acquisition of programming. Generally, cable systems do not compete with local stations for programming, but various national cable networks do from time to time and on an increasing basis acquire programming that could have been offered to local television stations. Public broadcasting stations generally compete with commercially-rated broadcasters for viewers, but do not compete for advertising revenues. Historically, the cost of programming has increased because of an increase in the number of independent stations and a shortage of quality programming.

Federal Regulation of Television Broadcasting

Television broadcasting is a regulated industry and is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended from time to time (the "Communications Act"). The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC. The Communications Act empowers the FCC, among other things:

- to issue, revoke and modify broadcast licenses;
- to decide whether to approve a change of ownership or control of station licenses;
- to regulate the equipment used by stations; and
- to adopt and implement regulations to carry out the provisions of the Communications Act.

Failure to observe FCC or other governmental rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of short, or less than maximum, license renewal terms or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or denial of FCC consent to acquire additional broadcast properties.

License Grant, Renewal, Transfer and Assignment. Our current licenses for our stations are or were scheduled to expire on the following dates:

Station (by market ranking)	Expiration Date
KWBQ / Albuquerque - Santa Fe	October 1, 2014
KASY / Albuquerque - Santa Fe	October 1, 2006
KWBR / Albuquerque - Santa Fe	October 1, 2014
WBDT / Dayton	October 1, 2005
WBXX / Knoxville	August 1, 2013
WTVK / Ft. Myers - Naples (1)	February 1, 2013
WIWB / Green Bay - Appleton	December 1, 2005
WBUI / Champaign - Decatur - Springfield	December 1, 2005
WBUW / Madison	December 1, 2005

(1) Station sold on February 16, 2007.

We have filed separate renewal applications for each of those licenses that were scheduled to expire in 2005 and 2006. Those renewal applications are still pending before the FCC. To some extent, the delay may be occasioned by the FCC's apparent decision not to renew licenses for stations affiliated with the WB Network (or its successor, the CW Network) until it completes its investigation of indecency complaints relating to network programming that was aired by most of its affiliates, including our WB (and now CW) Network affiliated stations. The delay in FCC action on our renewal applications may also reflect some violations by our stations of limitations in FCC rules on the amount of commercial material that is allowed in children's programming and, in one case, a violation of the FCC rule with respect to the required public inspection file. In the meantime, the Communications Act entitles us to continue to operate the stations under the prior licenses until the FCC acts on the renewal applications.

A party must obtain a construction permit from the FCC to build a new television station. Once a station is constructed and commences broadcast operations, the permittee receives a license which must be renewed by the FCC at the end of each license term (which may be as long as eight years under current law). The FCC grants renewal of a broadcast license if it finds that the station has served the public interest, convenience, and necessity, there have been no serious violations by the licensee of the Communications Act or FCC rules and policies, and there have been no other violations of the Communications Act and FCC rules and policies which, taken together, would constitute a pattern of abuse. If the FCC finds that a licensee has failed to meet these standards, the FCC may deny renewal, condition renewal, or impose some other sanction (such as forfeiture). Any party with standing may petition the FCC to deny a broadcaster's application for renewal of its license. However, only if the FCC issues an order denying renewal will the FCC accept and consider applications from other parties for a construction permit for a new station to operate on that channel. The FCC may not consider any new applicant for the channel in making determinations concerning the grant or denial of the licensee's renewal application. Although renewal of licenses is granted in the majority of cases even when petitions to deny have been filed, we cannot be sure our station licenses will be renewed for a full term or without modification.

The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to permit the assignment or transfer of control of, or the grant or renewal of, a broadcast license, the FCC considers a number of factors pertaining to the licensee, including:

- compliance with various rules limiting common ownership of media properties;

- the character of the licensee and those persons holding attributable interests therein; and

- compliance with the Communications Act's limitations on alien ownership.

Character generally refers to the likelihood that the licensee or applicant will comply with applicable law and regulation. Attributable interests generally refer to the level of ownership or other involvement in station operations which would result in the FCC attributing ownership of that station or other media outlet to the person or entity in determining compliance with FCC ownership limitations.

To obtain the FCC's prior consent to assign a broadcast license or transfer control of a broadcast licensee, an application must be filed with the FCC. If the application involves a substantial change in ownership or control, the application must be placed on public notice for a period of no less than 30 days during which time petitions to deny the application may be filed by interested parties, including certain members of the public. If the FCC grants the application, interested parties have no less than 30 days from the date of public notice of the grant to seek reconsideration or review of that grant by the commission or, as the case may be, a court of competent jurisdiction. The full FCC commission has an additional 10 days to set aside on its own motion any action taken by the FCC's staff. When passing on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be better served by an assignment or transfer to any party other than the assignee or transferee specified in the application.

Ownership Restrictions. The officers, directors and equity owners of 5% or more of our outstanding voting stock or the voting stock of a company holding one or more broadcast licenses are deemed to have an attributable interest in the broadcast company. However, specified institutional investors, including mutual funds, insurance companies and banks acting in a fiduciary capacity, may own up to (but not as much as) 20% of the outstanding voting stock without being subject to attribution if they exercise no control over the management or policies of the broadcast company. Finally, even if it owns non-voting stock, a third party could be deemed to have an attributable interest if it owns and / or holds more than 33% of a station's (or the Company's) asset value (which is generally defined by the FCC to mean the aggregate of equity plus debt) and either has another attributable interest in the same market as the station(s) or provides more than 15% of the weekly programming for the station(s).

The FCC's current rules generally prohibit the issuance of a license to any party, or parties under common control, for a television station if that station's Grade B contour overlaps with the Grade B contour of another television station in the same designated market area ("DMA") in which that party or those parties already have an attributable television interest. FCC rules provide an exception to that general prohibition and allow ownership of two television stations with overlapping Grade B contours under any one of the following circumstances:

- there will be eight independent full-power television stations in the DMA after the acquisition or merger and one of the two television stations owned by the same party is not among the top four-ranked stations in the DMA based on audience share;

- the station to be acquired is a "failing" station under FCC rules and policies;

- the station to be acquired is a "failed" station under FCC rules and policies; or

• the acquisition will result in the construction of a previously unbuilt station.

On June 2, 2003, the FCC adopted new rules (the "New Rules") with respect to ownership of broadcast television stations and related matters. The New Rules encompassed many changes, including the following:

• with few exceptions, ownership restrictions would be determined by the DMA in which the station is located without regard to Grade B contour overlaps;

• a single entity could own two television stations in a market with at least five television stations if one of the stations is not among the top-4 ranked stations;

• a single entity could own three television stations in a market with at least 18 television stations as long as two of the stations are not among the top-4 ranked stations;

• waivers would be allowed to permit ownership of two of the top-4 ranked stations in markets with eleven or fewer television stations if certain criteria were satisfied (including whether the combination would enable the buyer to better compete with the dominant television station in the market); and

• waivers would be allowed to own another television station in the DMA (regardless of the number of television stations in the market) if the station does not have a Grade B contour overlap with the buyer's other station in the DMA and if the station to be purchased is not carried by the same cable television systems and other multi-video program distributors as the other station.

The FCC's New Rules also established new cross media limits ("CML") to govern the combined ownership of television stations, radio stations, and daily newspapers. More specifically, the New Rules included the following changes:

• no cross-ownership is allowed in markets with three or fewer television stations;

• in markets with 4 – 8 television stations, a single entity can own (1) a combination of one daily newspaper, one television station, and half the ownership limit of radio stations, (2) a combination of one daily newspaper and the full complement of allowed radio stations, or (3) a combination of two television stations (if otherwise permissible) and the full complement of radio stations but no daily newspaper; and

• no CML limits in markets with more than eight television stations.

The FCC's New Rules also raised the cap on the reach of a single entity's television ownership to 45% of the country's audience. However, Congress subsequently enacted a law which reduced that cap to 39%. Prior to adoption of that new statute, stations in the UHF band, which covers channels 14 — 69, were attributed with only 50% of the households in their respective markets (while 100% of the market households are attributed to stations in the VHF band, which covers channels 2 — 13). The FCC issued a public notice requesting comment on whether the new statute had any impact on the ability of the FCC to continue that UHF discount. That proceeding is still pending.

The New Rules were scheduled to become effective on September 4, 2003. However, several parties filed appeals in federal court seeking to overturn the New Rules. The court issued an order on September 3, 2003 which prevented the New Rules from becoming effective and required the pre-existing rules to remain in effect. On June 24, 2004, the court issued a decision (with one of the three judges dissenting) which upheld some of the FCC's New Rules (mostly relating to radio) but concluded that the FCC had failed to provide an adequate explanation to support other New Rules (mostly relating to television). The court therefore sent the entire proceeding back to the FCC with instructions to provide a better explanation of, or to modify, the rules which the court found objectionable. The court left in place its order of September 3, 2003 which prevented any of the New Rules from going into effect.

In response to a request by the FCC, the court issued a decision on September 3, 2004 which allowed the FCC to implement certain New Rules relating to radio that the court had upheld. However, the court made no change in its decision with respect to those New Rules that affect television broadcasting. On January 27, 2005, the FCC and the Department of Justice (which works with the FCC on certain court appeals) decided not to appeal the court's decision to the United States Supreme Court. On June 13, 2005, the United States Supreme Court denied a petition for certiorari filed by other parties. On June 21, 2006, the FCC inaugurated a new rulemaking proceeding to respond to the court's decision on the New Rules and to conduct the quadrennial review of media ownership rules mandated by the Communications Act. That proceeding is still pending.

At this juncture, no predictions can be made as to whether or when the New Rules (at least with respect to television) will be retained or changed and, if so, how any new rules will affect the Company. It is possible, however, that the FCC could make changes in its rules (which may or may not include some or all of the New Rules) that will adversely affect the Company and our ability to buy new television stations or sell our existing television stations.

Restrictions on Foreign Ownership. The Communications Act prohibits the issuance of broadcast licenses to, or the holding of a broadcast license by, foreign citizens or any corporation of which more than 20% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or by a foreign government or a representative thereof, or by any corporation organized under the laws of a foreign country. The Communications Act also authorizes the FCC to prohibit the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by aliens. The FCC has interpreted these restrictions to apply to other forms of business organizations, including partnerships and limited liability companies. As a result of these provisions, the FCC licenses granted to our subsidiaries could be revoked if more than 25% of our stock were directly or indirectly owned or voted by aliens. Our certificate of incorporation contains limitations on alien ownership and control substantially similar to those contained in the Communications Act. Pursuant to our certificate of incorporation, we have the right to refuse to sell shares to aliens or to repurchase alien-owned shares at their fair market value to the extent necessary, in the judgment of our board of directors, to comply with the Communications Act's alien ownership restrictions.

Programming and Operation. The Communications Act requires broadcasters to serve the public interest, convenience and necessity. The FCC has gradually restricted or eliminated many of the more formalized procedures it had developed to promote the broadcast of programming responsive to the needs of the station's community of license. Licensees continue to be required, however, to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station's programming will be considered by the FCC when it evaluates the licensee's renewal application, but these complaints may be filed and considered at any time.

Stations must also pay regulatory and application fees and follow various FCC rules that regulate, among other things:

- political advertising;

- children's programming;

- the broadcast of obscene or indecent programming;

- sponsorship identification; and

- technical operations.

Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of short, less than the maximum, renewal terms, or for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

Review of Must Carry Rules. FCC regulations implementing the Cable Television Consumer Protection and Competition Act of 1992 require each television broadcaster to elect, at three-year intervals beginning October 1, 1993, to either:

- require carriage of its signal by cable systems in the station's market, which is referred to as must carry rules; or

- negotiate the terms on which such broadcast station would permit transmission of its signal by the cable systems within its market, which is referred to as retransmission consent.

The United States Supreme Court upheld the must-carry rules in a 1997 decision. These must carry rights are not absolute, and their exercise is dependent on a variety of factors such as:

- the number of active channels on the cable system;

- the location and size of the cable system; and

- the amount of programming on a broadcast station that duplicates the programming of another broadcast station carried by the cable system.

Therefore, under certain circumstances, a cable system may decline to carry a given station. We have elected must carry for each of our stations on all of the cable systems where such carriage can be elected. See also *Digital Television Services* below.

Local Marketing Agreements. Under the FCC's current rules (as well as the New Rules), the licensee of a television station providing more than 15% of another television station's programming under a local marketing agreement ("LMA") is considered to have an attributable interest in the other station for purposes of the FCC's national and local multiple ownership rules if both stations are located in the same market. The FCC also adopted a grandfathering policy providing that local marketing agreements that are in compliance with the previous FCC rules and policies and were entered into before November 5, 1996, would be permitted to continue in force until the FCC concludes its biennial review of regulations in 2004. Local marketing agreements entered into after November 5, 1996 but prior to the adoption of the new FCC rules in 1999 were grandfathered until August 2001.

We have, from time to time, entered into local marketing agreements, generally in connection with pending station acquisitions. By using local marketing agreements, we can provide programming and other services to a station that we have agreed to acquire before we receive all applicable FCC and other governmental approvals.

Both the current FCC rules and the FCC's New Rules generally permit local marketing agreements if the station licensee retains ultimate responsibility for and control of the applicable station, including finances, personnel, programming and compliance with the FCC's rules and policies. We cannot be sure that we will be able to air all of our scheduled programming on a station with which we may have an LMA or that we would receive the revenue from the sale of advertising for such programming.

Joint Sales Agreements . A joint sales agreement is an arrangement where one station sells advertising time on another station. The FCC's New Rules made joint sales agreements for radio stations an attributable ownership interest if the selling station is located in the same market and sells more than 15% of the other station's weekly advertising time. The FCC initiated a new rulemaking proceeding that could result in rules which make joint sales agreements for television an attributable ownership interest to the same extent that radio joint sales agreements are an attributable ownership interest. There could be situations where we would want to have a joint sales agreement with another television station in a market where we already own one or more television stations. Therefore, the FCC proceeding could result in the adoption of rules which would limit our opportunities to have those agreements, and that limitation could adversely affect the Company.

Digital Television Services. The Communications Act and the FCC's rules have numerous provisions that relate to the establishment of digital television service, which will improve the technical quality of television signals and provide broadcasters the flexibility to offer high-definition television, data broadcasting and other new services. Among other requirements, the FCC must:

• limit the initial eligibility for licenses to existing television broadcast licensees or permittees (who held those licenses or permits by April 3, 1997);

• allow digital television licensees to offer ancillary and supplementary services;

• charge appropriate fees to broadcasters that supply ancillary and supplementary services for which such broadcasters derive certain non-advertising revenues; and

• require television broadcasters to surrender their license to broadcast analog, or non-digital, signal by February 17, 2009.

As a starting point, the FCC adopted a table of allotments for digital television. Under the table, all eligible broadcasters with a full-power television station were allocated a separate channel for digital television operation. However, on September 7, 2004, the FCC issued a Report and Order which initiated a process to refine that table of allotments so that all digital television stations will operate on Channels 2 through 51, which are identified by the FCC as the "core" channels. The Report and Order also adopted a procedure that will enable television stations to make certain elections about which channel they would like to use for digital television. The FCC has issued numerous decisions and public notices concerning the development of the new table of allotments for digital television, and it is anticipated that the new table of allotments will be completed sometime later this year. The FCC established a "freeze" on the filing of applications to modify existing analog television stations (like ours) until the new digital table of allotments is completed (although the FCC has been willing to consider exceptions on a case-by-case basis).

In the meantime, the FCC's Report and Order of September 7, 2004 established certain construction deadlines for digital television facilities. All stations affiliated with the top four networks (ABC, CBS, Fox and NBC) in the top 100 markets were required to complete construction of full power digital television facilities by July 1, 2005 if the procedure described above resulted in the retention of the original digital channel assigned to the station. All other commercial and noncommercial television stations were required to complete construction of full-power digital television facilities by July 1, 2006 if the procedure described above resulted in the station's retention of its original digital channel. The Report and Order adopted other deadlines as well concerning the construction of full power digital television facilities.

We have already constructed full power digital television facilities for each of our stations except the station in Roswell (which was not assigned a digital channel). The FCC's Report and Order of September 7, 2004 may nonetheless require that we expend monies to build new digital facilities for Roswell. At the same time, the potential exists for new sources of revenue to be derived from digital television. We cannot predict the overall effect the transition to digital television might have on our business.

Another major issue surrounding the implementation of digital television is the scope of a local cable television system's obligation to carry the signals of local broadcast television stations. On February 10, 2005, the FCC decided that a cable television system is only obligated under the Communications Act to carry a television station's "primary video" signal and, accordingly, that a cable television system does not have to carry the television station's digital signal as well as its analog signal (but must carry the digital signal if the station does not have an analog signal). The new digital technology will enable a television station to broadcast four or more video streams of programming to the public, but the FCC said that the cable television system only has an obligation to carry one of those signals (the "primary video" signal) and not all of them, thus rejecting the broadcasters' request for the FCC to impose a "multicasting" obligation on cable television systems. The FCC decisions could limit the reach of our television stations' digital programming and, to that extent, could have an adverse impact on the revenue we derive from station operations.

Children's Television Act. FCC rules limit the amount of commercial matter that a television station may broadcast during programming directed primarily at children 12 years old and younger. FCC rules further require television stations to serve the educational and informational needs of children 16 years old and younger through the stations' own programming as well as through other means. Television broadcasters must file periodic reports with the FCC to document their compliance with foregoing obligations.

Dual Network Rule. The FCC repealed the rule that prohibited one of the major television networks (ABC, CBS, NBC or Fox) from owning one of the other television networks. Viacom utilized that change in FCC rules to acquire UPN. However, the FCC's New Rules retained the rule that prohibits dual ownership of two or more of the four major networks.

Satellite Home Viewer Act. The Satellite Home Viewer Act, which was renewed and expanded by federal law in December 2004, and related FCC regulations allow satellite carriers to deliver broadcast programming to subscribers who are unable to obtain television network programming over the air from local television stations. Congress later amended the act to facilitate the ability of satellite carriers to provide subscribers with programming from both local and non-local television stations (regardless of the subscribers' ability to receive the television signals over the air). The FCC has adopted rules to implement certain of those legislative changes and is conducting rulemaking proceedings to implement others. A principal component of the new regulation requires satellite carriers to carry the analog signals of all local television stations in a market if they carry one. We have taken advantage of that regulation to require carriage of our stations on satellite systems in the Albuquerque — Santa Fe and Knoxville markets. Congress recently adopted legislation to renew portions of the Satellite Home Viewer Act that were scheduled to expire and, at the same time, adopted other provisions that affect the delivery of satellite service (including prohibition of one satellite carrier's requirement that subscribers have a second dish to receive local broadcast signals).

EEO Rules. FCC rules require broadcast licensees to provide equal employment opportunities. To satisfy those rules, broadcast licensees must widely disseminate information on employment vacancies and promote diversification in their employment. The rules supplement a broadcaster's obligation to refrain from racial or other prohibited discrimination in its employment practices under other applicable federal as well as state and local laws and regulations. The EEO rules impose substantial record-keeping obligations on broadcasters, require that certain television stations (those with five or more full-time employees) submit reports concerning their EEO efforts mid-way through their license term, and require all television stations to submit information on their EEO compliance with their renewal applications.

Closed Captioning . With certain exceptions, the Communications Act and FCC rules require that all analog television programs aired after December 31, 2005 include closed captioning. Both the Communications Act and FCC rules provide a procedure for requesting an exemption from that closed captioning requirement. On December 30, 2005, we timely requested for an exemption from the closed captioning requirement for certain programs which are broadcasts on KASY-TV, KWBQ-TV, and WIWB-TV. Those exemption requests are still pending at the FCC.

Other Regulatory and Legislative Changes. Federal regulatory agencies and Congress from time to time consider proposals for additional or revised laws and rules. For example, Congress recently amended the Communications Act to increase substantially the fines which the FCC can impose for the broadcast of indecent material. We cannot predict what changes will be adopted by Congress or any federal regulatory agency or how such changes might affect us. Changes in applicable law and regulation could have an adverse or favorable impact on the broadcasting industry generally or us specifically.

The foregoing summary of FCC and other governmental regulations is not intended to be comprehensive. For further information concerning the nature and extent of federal regulation of broadcast stations, you should refer to the Communications Act, other Congressional acts, FCC rules, and the public notices and rulings of the FCC.

Employees

At December 31, 2006, our continuing operations had 186 employees, none of whom are subject to collective bargaining agreements. We believe that our relationships with our employees are good.

Available Information

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed pursuant to Section 13 and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on the Company's website at www.acmecommunications.com.

Item 1A. ***Risk Factors***

The following factors could have a material and adverse impact on our business:

Our operating results are primarily dependent on advertising revenue, and as a result, we may be more vulnerable to economic downturns than businesses in other industries.

We derive substantially all of our revenues from advertisers in diverse industries. The success of our business depends in part upon factors beyond our control, such as:

- national and local economic conditions;
- industry-specific economic conditions;
- whether political advertising is weak in a given year;
- the relative popularity of the programming on our stations; and
- the activities of our competitors.

If a number of our advertisers reduce their expenditures due to a general economic downturn, or an economic downturn in one or more industries or regions, our operating results will be materially and adversely affected. Furthermore, our ratings depend partly upon unpredictable and volatile factors beyond our control, such as viewer preferences, competing programming and the availability of other entertainment activities. A shift in viewer preferences could cause our programming not to gain popularity or to decline in popularity, which could cause our advertising revenues to decline. In addition, we, and those on whom we rely for programming, may not be able to anticipate and react effectively to shifts in viewer tastes and interests in the markets.

Our continuing television stations are relatively new in their markets and some of our stations have never generated positive cash flow.

All of our Continuing Stations are relatively new in their markets and are still developing. Some of them have never generated positive cash flow from operations and the group has never generated positive cash flow from operations.

The developmental nature of our Continuing Stations poses risks to stockholders, including the following:

- we have not generated positive operating cash flow from our continuing operations and our future performance will depend upon our ability to continue increasing our ratings and revenues in a relatively healthy advertising environment;
- our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes, might be impeded; and
- we are more vulnerable to economic downturns and our ability to withstand competitive pressures is limited.

All but one of our television stations are affiliated with The CW Television Network, making us vulnerable to this concentrated network affiliation.

Our station group is highly dependent upon the success and continuation of The CW Television Network. If that network does not generate meaningful viewers, our revenue will be adversely affected. Also, if the owners of that network were to cease operations of The CW, our stations would be adversely affected and would likely have to be programmed as independent, non-affiliated stations. This would likely harm our business and lead to lower valuations of our station assets.

We may not be able to generate sufficient cash flow to meet our debt service obligations, forcing us to refinance all or a portion of our indebtedness, sell assets or obtain additional financing.

Although we repaid all of our then outstanding indebtedness when we completed the sale of our Ft. Myers – Naples, Florida television station on February 16, 2007, we will likely continue to be a net borrower, even if at a significant lesser extent than we were before that transaction closed. Our business may not be able to generate sufficient cash flow from operations in the future to pay our indebtedness or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, on or before maturity, sell assets or obtain additional financing. We may not be able to refinance any of our indebtedness on commercially reasonable terms, if at all. If we are unable to generate sufficient cash flow or refinance our indebtedness on commercially reasonable terms, we may have to seek to restructure or replace our remaining debt obligations, which could have a material adverse effect on our results of operations and financial condition and the price of our Common Stock and the market, if any, for our debt. Furthermore, our history of operating and net losses may make it difficult to obtain restructured or replacement financing.

The terms of our senior credit agreement limit our operating flexibility and may put us at a greater risk of default and acceleration of our debt.

Our senior credit facility contains restrictive covenants that may limit or restrict our ability to:

- incur additional debt;
- pay dividends;
- merge, consolidate or sell assets;
- make acquisitions or investments; and
- change the nature of our business.

Additionally, if and as we sell any of our stations, our ability to borrow under our senior credit facility will be reduced because our maximum available borrowings are calculated as a declining percentage, based on number of stations owned at any given time, of lender appraised station values.

We may evaluate strategic alternatives to sell some or substantially all of our Company's assets, however we cannot assure you that any of these potential transactions will be successfully completed.

We continue to evaluate strategic alternatives to sell some or substantially all of our Company's assets to maximize stockholder value. The process may or may not result in an agreement to sell some or substantially all of our assets. In addition, our ability to complete a transaction, if our Board decides to pursue one, will depend on numerous factors, some of which are outside of our control, including factors affecting the availability of financing for transactions or the financial markets in general. Even if a transaction is completed, there can be no assurance that it will have a positive effect on the price of our Common Stock. Finally, any process of evaluating strategic alternatives will likely be time consuming and expensive.

Whether or not we pursue a transaction to sell our Company's assets, the evaluation of strategic alternative may adversely affect the Company

The financial results and operations of the Company may be adversely affected by the diversion of management resources to the process of evaluating strategic alternatives and uncertainty regarding the outcome of the process. For example, the uncertainty of whether we will continue to own this Company in the future could lead us to lose or fail to attract employees, customers or business partners. Although we have taken and would take further steps, if necessary, to address these risks, including employee retention plans, there can be no assurance that any such losses or distractions will not adversely affect the operations or financial results of the Company.

Our business is subject to significant rerun syndicated programming costs, and increased rerun syndication costs could adversely affect our operating results.

In addition to our stations airing prime time network programming, our stations air syndicated programs. If the pricing for rerun syndication programming increases, such increases in costs could adversely affect our financial performance. In addition, as most rerun syndication programming is purchased well in advance of it becoming available for our stations to air, we are at risk of such acquired programming not achieving its expected ratings and the possibility that the revenues generated by such programs will not recoup the contractual programming costs. In some instances, we may have to replace programs before their costs have been fully amortized, resulting in write-offs that increase station operating costs. In addition, many of our syndication contracts require us to purchase all future network seasons of the underlying program, irrespective of the impact on the financial performance of the show on our air.

If we are unable to obtain popular rerun syndicated programming, our ratings could decrease which could adversely affect the Company's operating results.

Competition for popular programming licensed from third parties is intense, and the Company may be outbid by its competitors for the rights to new popular syndicated rerun programming or in connection with the renewal of popular rerun syndicated programming the Company currently licenses. In addition, renewal costs could substantially exceed the existing contract costs. If the Company is unable to acquire certain popular programming, our ratings could decrease which could adversely affect our revenue.

We have a substantial amount of intangible assets, and if we are required to write down intangible assets in future periods, it would reduce net income, which in turn could materially and adversely affect our results of operations.

We have a substantial amount of intangible assets and an adverse change in our performance, or in economic conditions within our markets or in the underlying value of our broadcast licenses could lead to future impairments that could negatively affect our operating results.

Approximately $69.2 million, or 50%, of our total assets as of December 31, 2006 consists of unamortized intangible assets relating to our Continuing Stations. Intangible assets principally include broadcast licenses and goodwill. SFAS No. 142, "Goodwill and Other Intangible Assets," requires, among other things, the impairment testing of goodwill and other intangible assets. If at any point in the future the value of these intangible assets decreased, we would be required to incur an impairment charge that could significantly adversely impact our reported results of operations. We recorded impairments of our broadcast licenses of $27,000, $3.6 million and $3.0 million for the years ended December 31, 2006, 2005 and 2004, respectively, due to lower valuations for certain of our stations' FCC broadcast licenses.

Our Chief Executive Officer might have conflicts of interest with our business.

Mr. Jamie Kellner's consulting agreement provides that, even while he serves as an officer of the Company, he may perform services for other businesses unaffiliated with ours that, in certain limited circumstances, may be competitive. Because of Mr. Kellner's experience in the television broadcast industry, if Mr. Kellner provides services to a competing business, it could materially affect our operations. Additionally, although Mr. Kellner's consulting agreement requires him to devote his time, attention, knowledge and skills to fulfill his duties as our Chairman and Chief Executive Officer, it does not require a minimum time commitment.

Delaware corporate law and our certificate of incorporation and bylaws could hinder acquisition of our company, which could adversely affect the trading price of our Common Stock.

Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change of control of our company or a change in our management, even if a change in control or a change in management would benefit us. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our Common Stock.

The Company faces risks relating to competition for the leisure and entertainment time of audiences, which has intensified in part due to advances in technology.

The Company's business is subject to risks relating to increasing competition for the leisure and entertainment time of consumers. The Company competes with all other sources of news, information and entertainment, including movies, live events, radio broadcasts, home video products, print media and the Internet. Furthermore, technological advancements, such as video on demand, new video formats and streaming capabilities, portable video devices and downloading via the Internet, have increased the number of media and entertainment choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences could negatively impact not only consumer demand for the Company's stations, but also advertisers' willingness to purchase advertising from the Company. If the Company does not respond appropriately to further increases in the leisure and entertainment choices available to consumers, it could have an adverse effect on the Company's competitive position and revenues.

The Company faces risks relating to competition from cable and satellite broadcasters which could reduce our ratings and harm our ability to generate advertising revenues.

Networks that air programming exclusively on cable or direct broadcast satellite television continue to increase their aggregate share of overall television viewers. A continued decline in broadcast television viewership could result in reduced industry advertising revenues and adversely affect our business. Furthermore, cable operators have become increasingly aggressive and successful in competing for local market advertising revenue as they have been able to upgrade sales capabilities and continue to offer more targeted viewer audiences. This increased competition to local television broadcasters has, and will continue to have, an adverse effect on our business.

New and emerging technologies may reduce advertising revenues.

New and emerging technologies, such as digital video recorders ("DVR") that allow viewers to digitally record and play back television programming, may cause changes in consumer behavior that could affect the attractiveness of our offerings to advertisers and could, therefore, adversely affect our revenues. The DVR penetration rate has increased dramatically over recent years as direct broadcast satellite and cable services are now including such devices for nominal fees in their current set-top boxes and we expect DVR penetration rates to continue to rise. In addition, further increases in the use of portable digital devices (e.g., iPods or cell phones) and the increasingly prevalent practice by some networks to make many of their programs available over the internet, all of which allow users to view content of their own choosing, in their own time, while avoiding traditional commercial advertisements, could adversely affect our advertising revenues. Advertisers and agencies are increasingly raising concerns that this new technology is reducing the value of their commercial messages.

Our industry is subject to a government-mandated analog-digital conversion process which may ultimately lead to reduced viewership and advertising revenues.

Federal legislation now requires all television broadcasters, including us, to cease all analog transmissions by February 17, 2009. According to industry reports, television sets with digital receivers are only present in approximately 17% of U.S. television households. Although the federal government has created a subsidy for households with analog over-the-air receivers to receive free digital converters, the subsidy may not be large enough to cover all households with over-the-air receivers and a significant percentage of such households may not learn of or choose to take advantage of the subsidy. Furthermore, we are unable to predict the extent of consumer demand for digital television or when that demand will arise. If we are required to cease analog operations before viewers have converted to digital television, our revenues and operating results will be adversely affected.

FCC regulation of our business could adversely affect our licenses.

Our operations are subject to extensive regulation by the FCC. Our licenses, which provide us with the rights to broadcast our programming, are subject to periodic renewal by the FCC. We have from time to time violated certain rules of the FCC and these violations, while unintentional, could adversely affect our license renewal and lead to fines assessed by the FCC or further sanctions. We have currently filed separate renewal applications for our five licenses that were scheduled to expire in 2005 and 2006. Those renewal applications are still pending before the FCC. If the FCC finds that we have not complied with certain regulations or if a party files a complaint, the FCC could refuse to renew one of our FCC licenses or could issue the FCC license subject to conditions. The non-renewal or conditional renewal of one or more of our television broadcast licenses could harm our business.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

All of our leased studio, office and tower facilities are leased pursuant to long-term leases. We believe that all facilities and equipment are suitable for their purposes, adequate, with minor changes and additions, for conducting operations as presently contemplated. Set forth below is information with respect to our studios and other facilities for our current stations and our discontinued operations. Information as to tower size reflects the height above the average terrain of the antenna radiation center.

Market	Approximate Size (1)	Ownership
Albuquerque - Santa Fe, New Mexico		
Studio and office facilities	9,000 sq. ft.	Leased
Tower (analog / digital)	4,223 / 4223 ft.	Leased
Knoxville, Tennessee		
Studio and office facilities	8,000 sq. ft.	Leased
Tower (analog / digital)(2)	2,421 / 2,359 ft.	Owned
Dayton, Ohio		
Studio and office facilities	9,998 sq. ft.	Leased
Tower (analog / digital)	1,145 / 954 ft.	Leased
Ft. Myers - Naples, Florida (3)		
Studio and office facilities	8,623 sq. ft.	Leased
Tower (analog / digital)	1,496 / 1,496 ft.	Leased
Green Bay - Appleton, Wisconsin		
Studio and office facilities	7,500 sq. ft.	Leased
Tower (analog)(2)	659 ft.	Owned
Tower (digital)	1,089 ft.	Leased
Champaign - Springfield - Decatur, Illinois		
Studio and office facilities	7,800 sq. ft.	Owned
Tower (analog / digital)(2)	1,329 / 1,329 ft.	Owned
Madison, Wisconsin		
Studio and office facilities	9,600 sq. ft.	Leased
Tower (analog / digital)(2)	1,362 / 1,270 ft.	Owned

(1) Tower size represents signal radiance height above average terrain.

(2) Tower owned on leased property.

(3) Station sold on February 16, 2007.

Item 3. ***Legal Proceedings***

We currently, and from time to time, are involved in litigation incidental to the conduct of our business. We maintain comprehensive general liability and other insurance that we believe to be adequate for the purpose. We are not currently a party to any lawsuit or proceeding that we believe could have a material adverse effect on our consolidated financial condition or results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matter was submitted to a vote of the security holders during the fourth quarter of 2006.

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on the NASDAQ Global Market under the symbol ACME. As of March 28, 2007, there were 33 stockholders of record, which does not include beneficial owners holding shares through nominee names, and the closing price of our common stock that day was $5.54.

We have not declared or paid any cash dividends or distributions on our common stock since our inception through December 31, 2006. On February 16, 2007, in connection with the completion of our Ft. Myers – Naples, Florida station sale, we declared a special cash dividend of $0.50 per share of common stock. The dividend was paid on March 12, 2007 to holders of record as of the close of business on February 26, 2007. On February 20, 2007, the Company repaid all of its then current outstanding debt and accrued interest totaling $37.2 million. We anticipate that we will declare future dividends only to the extent of further asset sales. Our current senior credit facility allows us to pay dividends from excess sale proceeds and to borrow up to $20.0 million under the facility to further pay dividends. Our ability to pay future dividends will also be subject to restrictions under any future debt obligations and other factors that our board of directors deems relevant.

Below are the high, low and closing prices of our common stock as reported by the NASDAQ Stock Market, Inc. for each quarter of 2006 and 2005:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
High	$ 4.470	$ 5.740	$ 5.750	$ 5.990
Low	3.500	4.070	4.540	4.860
Close	4.140	5.080	5.250	5.020
2005				
High	$ 7.450	$ 5.700	$ 4.850	$ 4.240
Low	4.760	3.300	3.510	3.510
Close	5.270	4.020	3.890	3.550

Item 6. *Selected Financial Data*

Following is the Company's selected consolidated financial data for the past five years. In accordance with generally accepted accounting principles, operating results relating to our St. Louis and Portland stations, which were sold in 2003, our Salt Lake City station, which was sold in April 2006 and our Ft. Myers-Naples station, which was subject to a sale as of December 31, 2006 and was sold on February 16, 2007, are accounted for as discontinued operations. This data is derived from our audited Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements and Notes thereto (located at Item 8 of this filing) and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" (located at Item 7 of this filing).

ACME Communications, Inc. and Subsidiaries
Consolidated Statements of Operations

(In thousands, except per share data)

	For the Years Ended December 31,				
	2006	2005	2004	2003	2002
Net revenues	$ 34,789	$ 34,203	$ 33,809	$ 31,402	$ 24,883
Operating expenses:					
Cost of service:					
Programming, including program amortization	13,279	14,809	13,212	11,526	8,680
Other costs of service (excluding depreciation and amortization of $3,942, $4,263, $4,119, $3,225 and $2,767 for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively)	5,850	5,657	5,403	4,753	4,105
Selling, general and administrative expenses	13,238	12,895	13,107	12,954	11,772
Depreciation and amortization	3,976	4,307	4,167	3,272	2,864
Abandoned acquisition-related costs	177	872	1,025	--	--
Impairment of broadcast licenses	27	3,612	2,999	4,000	--
Corporate expenses	3,621	3,922	4,055	3,563	4,078
Operating expenses	40,168	46,074	43,968	40,068	31,499
Operating loss	(5,379)	(11,871)	(10,159)	(8,666)	(6,616)
Other income (expenses):					
Interest income	55	11	8	329	125
Gain on sale of assets	69	1,202	--	--	--
Equity in income (loss) of unconsolidated affiliates	(435)	38	50	(45)	(37)
Other	--	--	--	--	20
Loss from continuing operations before income taxes and minority interest	(5,690)	(10,620)	(10,101)	(8,382)	(6,508)
Income tax expense	(2,036)	(725)	(1,255)	(2,068)	(23,881)
Loss from continuing operations before minority interest	(7,726)	(11,345)	(11,356)	(10,450)	(30,389)
Minority interest	463	779	914	--	--
Loss from continuing operations	(7,263)	(10,566)	(10,442)	(10,450)	(30,389)
Discontinued operations (Note 3):					
Income (loss) from discontinued operations	3,479	(4,984)	(6,299)	61,292	(19,595)
Income tax benefit (expense)	(395)	(395)	(806)	24,126	(5,992)
Income (loss) from discontinued operations	3,084	(5,379)	(7,105)	85,418	(25,587)
Net Income (loss)	$ (4,179)	$ (15,945)	$ (17,547)	$ 74,968	$ (55,976)
Net income (loss) per share, basic and diluted					
Continuing operations	$ (0.45)	$ (0.66)	$ (0.64)	$ (0.62)	$ (1.81)
Discontinued operations	0.19	(0.34)	(0.43)	5.10	(1.53)
Net income (loss) per share	$ (0.26)	$ (0.99)	$ (1.07)	$ 4.47	$ (3.34)
Weighted average basic and diluted common shares outstanding	16,047	16,047	16,406	16,759	16,750
Balance Sheet Data:					
Total assets	$ 138,955	$ 158,616	$ 171,162	$ 171,912	$ 393,276
Total debt (1)	37,445	53,982	45,542	30,006	275,001
Total stockholders' equity	55,430	59,207	75,152	97,625	22,491

(1) Includes our 12% senior secured discount notes and our 10 7/8% senior discount notes (both fully redeemed in 2003), revolving credit facility, second-lien term note and capital lease obligations.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Overview

Since we reached a high of eleven television stations in 2002, we have been seeking to monetize shareholder value by the selective sale of our stations. We continue to more likely be sellers rather than buyers of television station assets.

In March 2003, we sold two of our stations, KPLR-TV serving the St. Louis marketplace and KWBP-TV, serving the Portland, Oregon marketplace, to subsidiaries of the Tribune Company for an aggregate, all-cash, consideration of $275 million plus a payment for the closing-date working capital of the St. Louis Station in the amount of approximately $4.6 million. In April 2006, we sold our station KUWB-TV serving the Salt Lake City marketplace to subsidiaries of Clear Channel Communications, Inc. for an all-cash consideration of $18.5 million. In May 2006, we entered into an agreement to sell our Ft. Myers — Naples station, WTVK-TV, to Sun Broadcasting, Inc. for an all-cash consideration of $45.0 million. We completed the WTVK-TV transaction on February 16, 2007. The results relating to these four stations have been accounted for as discontinued operations in accordance with U.S. generally accepted accounting principles ("GAAP").

Our Continuing Stations are regionally diverse and range in market size (based on television households) from the 45 th through the 85 th largest in the nation. All but one of our stations are affiliates of The CW Television Network. Our second station in the Albuquerque-Santa Fe marketplace is an affiliate of MyNetworkTV. Our Continuing Stations have only been on the air, or achieving measurable ratings, for 6-8 years.

We derive revenues primarily from the sale of advertising time to local, regional and national advertisers and, through July 1, 2006 – the date we deconsolidated the venture, from program licensing fees related to *The Daily Buzz.* Our advertising revenues depend on popular programming that attracts audiences in the demographic groups targeted by advertisers, allowing us to sell advertising time at satisfactory rates. Similar to all commercial television stations, our rates are directly affected by the number of and demographic makeup of our viewing audience, as measured by Nielsen Media Research. Our revenues also depend significantly on factors such as the national and local economy and the level of local competition.

Approximately 65-75% of our revenues are derived from programming that airs between the hours of 5:00 p.m. to midnight, Monday through Sunday. Network prime time, which is a subset of this daypart, accounts for 15-20% of our total revenues. Our Continuing Stations' average broadcast season (mid-September to mid-September) ratings among adults viewers ages 18-49 in this 5:00 p.m. to midnight daypart, based on the average of the three major sweeps ratings periods (November, February and May of each broadcast season), grew steadily until the 2003 / 2004 season, when our weighted average rating fell to a 1.7 from the previous season's 1.8 rating. Our weighted average rating for the 2004 / 2005 season declined again to 1.5. Our weighted average rating for the 2005 / 2006 season, the last season for The WB and for UPN, held steady from the previous season at a 1.5. Our loss in in-market viewing shares for this same time period and demographic was less severe than our broadcast competitors who, as a group, also experienced rating declines. We believe that the ratings declines for the periods through the 2005 / 2006 season, while not limited to our prime-time daypart, were attributable mostly to the decline in The WB Network's prime-time ratings and the impact that such a drop, in our highest viewed daypart, had upon the surrounding dayparts. The CW Network, which succeeded The WB and UPN networks, launched in September 2006. Six of our seven Continuing Stations are affiliated with The CW. Most industry analysts believed, as did we, that The CW Network would launch to better numbers than The WB Network and UPN enjoyed the prior season, but it did not. In the November 2006 sweeps, our weighted average ratings for our Continuing Stations in this 5:00 p.m. – midnight period among adult viewers ages 18-49 decreased 5% from the November 2005 ratings period. On a broader, composite demographic basis for the same time period, however, our share of viewers relative to our local commercial in-market competitors actually increased during the November 2006 sweeps by 1% compared to our November 2005 sweeps results.

Our stations are generally ranked fifth (or in the case of our second station in the Albuquerque-Santa Fe market, sixth) amongst commercial television stations in their respective markets in terms of either their share of viewers or their share of the market's broadcast television revenue. In periods of lower advertising demand – as has been the case for much of the past three years — competition from market leaders, generally the ABC, CBS, NBC and Fox affiliated stations, increases as these stations become more aggressive in their pricing to maintain their revenue share. Over the past several years, biennial political spending in the even years has grown substantially. While we do not directly benefit from this political advertising since most such advertising generally targets viewers older than our normal viewing audience, we indirectly benefit as the increased demand for political advertising reduces the overall inventory available to non-political advertisers in each market, which consequently increases the overall advertising price for such non-political advertisers. We expect that the 2007 broadcast season should see strong competition from the market leader stations as they seek to minimize the reduction in revenue in 2007 compared to higher 2006 revenues inflated by strong political advertising revenue.

Similar to the television advertising business in general, our revenues are usually greatest during the fourth quarter of each year, primarily due to increased expenditures by advertisers in anticipation of holiday season consumer spending and an increase in viewership during this period. We generally pay commissions to advertising agencies on local, regional and national advertising and to national sales representatives on national advertising. Our net revenues reflect deductions from gross revenues for commissions payable to advertising agencies and national sales representatives.

Our primary ongoing operating expenses are costs of services, selling, general and administrative expenses, corporate expenses, depreciation and amortization and expenses related to impairments in our broadcast licenses. Costs of services include programming costs, which consist primarily of amortization of broadcast rights relating to syndicated programs as well as costs associated with our morning news show, *The Daily Buzz* (which, as of January 1, 2004, became jointly produced by us and Emmis and then, beginning July 1, 2006 was deconsolidated) and music rights fees. Other costs of service include advertising expenses targeted at viewers, which is net of any reimbursement received or due to us for such advertising and promotion from our networks or from other program suppliers, and engineering and transmission related expenses. Selling, general and administrative expenses primarily include salaries, sales commissions to account executives, ratings service expenses, insurance and various related overhead expenses. Corporate expenses reflect costs of corporate management, which includes senior management and other centralized management support staff, along with investor relations expenses, professional fees, directors and officers insurance and other related corporate overhead.

In the fall of 2000, we began to experience a noticeable slowdown in non-political advertiser demand. By December 2000, it was clear that there was a dramatic weakness in demand affecting all media-related companies and there were broader indications that the U.S. economy was in a slowdown. This weak demand continued through all of 2001, and the resultant effect of the events of September 11, 2001 only made a tough year worse. By industry accounts, 2001 television revenues declined approximately 13-15% compared to 2000, the steepest decline in the last 50 years. Nearly every publicly traded television broadcaster, including us, posted year-over-year declines in advertising revenues. Advertising demand began to rebound early in 2002 and non-political advertising for that year was up 5% over 2001 levels in our Continuing Stations' markets. In March 2003, Operation Freedom commenced in Iraq and advertising demand was adversely affected for several weeks, but despite that disruption, non-political advertising revenues in 2003 for our Continuing Station markets grew a respectable 4% over 2002 levels. While most expected that the calendar year 2004 would reflect an improved operating environment compared to 2003, despite record breaking political advertising, non-political advertising revenues were essentially unchanged from 2003 levels. In 2005, non-political local advertising demand was very solid, averaging an annual increase compared to 2004 of 4.9% in our continuing markets. National advertising, however, was very weak, and actually declined 0.6% compared to 2004 in our continuing markets despite the record political spending in 2004, which increased the non-political advertising rates due to decreased inventory for such ads. In 2006, strong political advertising drove overall market revenue growth by 14% over the prior year in our markets. However, we did not participate meaningfully in political revenues, and non-political advertising revenues for 2006 remained unchanged from 2005 levels. We do not believe that 2007 non-political revenues in our marketplaces will increase more than 1-2% (and we believe in the first quarter of 2007 non-political revenues are actually down compared to the first quarter of 2006) which will make it difficult for us to grow our revenues in 2007 apart from any ratings gains we may experience from The CW Network.

Results of Operations

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

In 2006, net revenues from continuing operations increased 2% to $34.8 million from $34.2 million in 2005. Our station group achieved a 4% increase in net revenues as overall viewership levels among our key demographics grew just slightly during the calendar year. While there was robust political advertising in our markets, we did not attract much of that incremental spending, and the non-political advertising revenues in our markets were unchanged compared to 2005 levels. Effective July 1, 2006, we deconsolidated The Daily Buzz, LLC as we ceased to be the primary beneficiary of the venture. Accordingly, we had only six months of that revenue in 2006 compared to a full year of revenues for The Daily Buzz in 2005, and net revenues for The Daily Buzz in our consolidated results declined 46%. Effective March 14, 2007, we became the sole owner of The Daily Buzz, LLC and will begin including its results in our consolidated results of operations.

Programming expenses for 2006 decreased by 11% to $13.3 million compared to $14.8 million in programming expenses for 2005. This decrease was due primarily to the deconsolidation of The Daily Buzz effective July 1, 2006 (the 2006 year includes only six months of expense related to the show and this accounts for most of the decline in programming costs compared to 2005) and a decline in music license fees, net of a $472,000 increase in write-downs of program license rights to adjust to net realizable value.

Other costs of services for 2006 increased 3% to $5.9 million from $5.7 million in 2005, principally due to higher promotion expenses to launch The CW Network in the fall of 2006.

Selling, general and administrative expenses for 2006 increased 2% to $13.2 million compared to $12.9 million in 2005 primarily due to stock-based compensation expense of $165,000 recognized in 2006 in accordance with SFAS 123R and higher property related expenses.

Depreciation and amortization expense for 2006 was $4.0 million compared to $4.3 million for 2005. This decrease relates primarily to more assets reaching full depreciation than those being added during the latter part of 2005 and 2006.

We wrote off S177,000 and $872,000 in 2006 and 2005, respectively, in costs associated with our efforts to secure construction permits for television stations in the Lexington, Kentucky and Richmond, Virginia markets as we determined that such permits were not likely to be issued by the FCC due to short-spacing signal issues.

Impairment of broadcast licenses for 2006 was $27,000 compared to an impairment expense of $3.6 million in 2005. Both impairment charges reflected lower valuations for certain of our stations' FCC licenses.

Corporate expenses for 2006 decreased 8% to $3.6 million from $3.9 million in 2005 principally due to lower professional fees due to lower costs associated with Section 404 of the Sarbanes-Oxley Act since we became a non-accelerated filer in December 2005.

We incurred income tax expense of $2.0 million in 2006 compared to income tax expense of $725,000 in 2005. The income tax expense in both years primarily relate to deferred tax liabilities associated with amortization of intangibles for tax purposes in excess of impairment write-downs for book purposes. The tax expense was significantly lower in 2005 due to the $3.6 million impairment of broadcast licenses in 2005.

Our income from discontinued operations in 2006 was approximately $3.5 million before tax expense of $395,000 compared to a pre-tax loss of $5.0 million in 2005. The income in 2006 includes a S5.9 million gain on the sale of our Salt Lake City station, $1.5 million in additional proceeds from the buyer of our St. Louis stations due to their usage of that station's tax net operating losses ("tax NOLs"), net of operating income of $1.7 million and interest expense of $5.7 million. The 2005 loss includes $1.1 million operating losses and S5.5 million in interest, net of $1.6 million in additional consideration for the buyer's 2005 usage of our St. Louis station's tax NOLs. The operating losses of our discontinued operations were favorably impacted by improved operating results at our Ft. Myers – Naples station and the sale of our Salt Lake City station, which was not profitable, in April 2006.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

In 2005 our net revenues increased 1% to $34.2 million from $33.8 million in 2004. This increase was driven by a 186%, or $1.1 million, increase in net revenues for our *The Daily Buzz* venture compared to 2004, net of a 2% decrease in net revenues at our stations on lower ratings and revenue shares.

Programming expenses increased 12% to $14.8 million compared to the prior year's programming expense of $13.2 million. This increase was attributable primarily to our continued investment in programming, including *Malcolm in the Middle* which launched in syndication in September 2004 at four of our stations, a 20% increase in our *The Daily Buzz* production costs (largely driven by increased news costs related to our increased licensing revenue) and a year-over-year increase of $194,000 in the write-downs of program rights to adjust to net realizable value.

Other costs of services increased 5% to $5.7 million compared to a prior year expense of $5.4 million. This increase was primarily attributable to increased utilities and operating lease expenses relating to the roll-out of digital transmissions at several of our stations during the last half of 2004.

Selling, general and administrative expenses for 2005 decreased 2% to $12.9 million compared to $13.1 million in 2004 due to lower sales and traffic system software installation expenses and lower compensation expense due to unfilled sales department vacancies.

Depreciation and amortization expense for 2005 was $4.3 million compared to $4.2 million for 2004 as continued capital expenditures to convert to HDTV was mostly offset by assets becoming fully depreciated during the year.

We wrote off $872,000 and $1.0 million in 2005 and 2004, respectively, in costs associated with our efforts to secure construction permits for television stations in the Lexington, Kentucky and Richmond, Virginia markets as we determined that such permits were not likely to be issued by the FCC due to short-spacing signal issues.

Impairment of broadcast licenses for 2005 was $3.6 million compared to an impairment expense of $3.0 million in 2004. Both impairment charges reflected lower valuations for certain of our stations' FCC licenses.

Corporate expenses for 2005 decreased to $3.9 million from $4.1 million in 2004. This 3% decrease in corporate expenses was primarily due to lower costs related to our second year implementation of our internal controls procedures and documentation to comply with Section 404 of the Sarbanes-Oxley Act.

We incurred income tax expense of $725,000 million in 2005 compared to income tax expense of $1.3 million in 2004. The income tax expense in both years primarily relate to deferred tax liabilities associated with amortization of intangibles for tax purposes.

Our loss from discontinued operations in 2005 was approximately $5.4 million compared to a loss of $7.1 million in 2004. These losses are comprised of operating losses at our stations in Salt Lake City and Ft. Myers – Naples and interest expense, which is being totally allocated to discontinued operations because the proceeds from the sale of these two stations exceeds the outstanding debt and is required to be used to repay that debt. Our station operating losses in 2005 were less than in 2004 due to improved results at our Ft. Myers – Naples station and due to our Salt Lake City losses being shared by Clear Channel effective August 2005 in connection with their purchase of the station. In addition, the 2005 loss is net of $1.6 million in additional consideration received from Tribune in connection with its use of tax net operating losses from the Tribune Transaction.

Liquidity and Capital Resources

Prior to 2003, we carried a high level of debt arising from the issuance of our Television Notes and Intermediate Notes in September 1997. Largely due to our desire to significantly reduce our debt levels, we sold our biggest stations (i.e., St. Louis and Portland, Oregon) to Tribune in March 2003, and during 2003 we redeemed substantially all of our long-term debt, including both our Television Notes and our Intermediate Notes.

In November 2004, we amended our senior credit facility and simultaneously completed a new $20 million second-lien term loan facility ("SLTL"). The senior credit facility was amended to increase the maximum borrowings thereunder to $60 million, reduce the borrowing rates, provide us the ability to repurchase up to $10 million of our common stock, extend the maturity date to November 2008 and amend and eliminate certain of our financial covenants. The SLTL matures in May 2009, and bears interest at LIBOR plus 7.00%, with interest payable quarterly. The financial covenants in both agreements are limited to (a) quarterly tests for minimum trailing twelve month EBITDA, (b) an annual test for maximum capital expenditures and (c) a covenant that the combined outstanding borrowings under both the senior credit facility and the SLTL facility will not exceed 60% of the Company's most recent lender-approved appraised valuation of our stations.

On March 29, 2006 we amended our senior credit facility to eliminate all financial covenants effective December 31, 2005, extend the term until May 2009, change the borrowing rates, increase the amount of our stock we can repurchase up to $20 million and to allow borrowings under the facility or from future station sales to repay the SLTL. In April 2006, we repaid and terminated the SLTL. On December 31, 2006, the borrowings outstanding under our senior credit agreement were $36.6 million at a weighted average annual interest rate 10.5% and we were in compliance with all of the agreement's terms, conditions and covenants.

The senior credit facility, as amended, allows for borrowings up to a maximum of the lower of $60 million or a percentage of our stations' aggregate appraised "STAC" (start-up station with an affiliation contract sold on compressed time frames) values, which are lower than the fair value of our station group. The percentage advance rate is 45% based on our Continuing Stations and declines to 20% if we ever sell down to three or fewer stations. Our interest rates on borrowing is based on the advance rate, and is 5.00% over LIBOR at the 45% advance rate and 2.50% over LIBOR at the lowest, 20%, advance rate.

We amended our senior credit facility on February 15, 2007 to allow us to pay dividends to our stockholders from any proceeds of station sales in excess of then outstanding borrowings or from new borrowings under the credit agreement of up to $20.0 million.

On February 16, 2007, we completed the Sun Transaction and used the majority of the proceeds from that sale to repay all of the then outstanding debt and accrued interest under our senior credit facility of $37.2 million. Our availability under the revolver, immediately following the closing and net of approximately $863,000 associated with lender reserves for projected six-month cash interest payments, was approximately $38.7 million. That same day we declared a $0.50 dividend per common share that was paid on March 12, 2007 to holders of record at the close of business on February 26, 2007. The aggregate dividend was $8.0 million and we used approximately $7.0 million of the remaining proceeds from the Sun Transaction along with approximately $1.0 million in new borrowings under the senior credit facility to make that dividend payment.

We expect that we will need to borrow during the coming year to help fund capital expenditures estimated to be approximately $1.5 million in calendar 2007. Although our amended senior credit facility contains no financial covenants, it does contain a provision that upon the occurrence of an event or condition that has a material adverse change on our business (a "MAC"), the lenders can refuse to make additional advances under the facility. Accordingly, if a MAC occurs in the future, we might not have access to funds under our senior credit facility which may be necessary for us to meet our obligations, including cash interest payable to the lenders, as they become due. If we fail to meet such obligations as they become due, the lenders could claim a default and accelerate all amounts due under the senior credit facility.

Net cash used in operating activities was $389,000 for 2006 compared to net cash used in operating activities of $3.9 million for 2005. This decrease in use of cash of $3.5 million was primarily due to reduced cash-based operating losses, including lower corporate expenses, reduced programming payments for our construction permit markets and reduced working capital usage.

Net cash provided by investing activities was $20.2 million for 2006 which included $18.4 million in net proceeds from the sale of our Salt Lake City station, $1.5 million in additional consideration from Tribune on their use of station KPLR's tax NOLs and $1.2 million in net proceeds from the sale of our interest in CarSoup. Net cash provided by investing activities was $1.2

million for 2005, which included $1.6 million in additional consideration from Tribune related to their 2005 use of station KPLR's tax NOLs and $1.5 million in proceeds from the sale of our Flint construction permit. Our capital expenditures for 2006 and 2005 were $620,000 and $1.9 million, respectively on reduced HDTV related projects.

Net cash used in financing activities during 2006 was $16.2 million, which relates primarily to the repayment of our debt from the proceeds of the sale of our Salt Lake City station. Net cash provided by financing activities for 2005 was $9.3 million which consisted of approximately $8.5 million in borrowings and $887,000 in cash contributions from our minority interest partner in The Daily Buzz.

In our discontinued operations, net cash used in operating activities in 2006 was approximately $2.3 million compared to $6.3 million used in operating activities for 2005. Because the sum of the expected net proceeds from the Sun Transaction and the actual net proceeds from the Clear Channel Transaction exceeded our outstanding borrowings for 2006 and 2005 and the loan agreements in place at the time required us to repay outstanding debt first with those proceeds, all interest expense has been attributed to discontinued operations. The reduced cash used in operating activities reflects the combined effect of improved profits at our Ft. Myers – Naples station, reduced losses at our Salt Lake City station, which was sold in April 2006, and reduced working capital usage.

Net cash used in investing activities in our discontinued operations was $15,000 in 2006 compared to $286,000 used in investing activities in 2005 on reduced capital expenditures.

Net cash used in financing activities in our discontinued operations was $1.3 million in 2006 compared to $633,000 used in 2005. The $707,000 increase relates primarily to increased prepaid financing fees paid in connection with the March 2006 amendment of our revolver and second-lien term loan agreements.

At December 31, 2006, amounts due under all capital lease facilities totaled $895,000 bearing an implicit average interest rate of 5.29% per annum. We expect to incur approximately $1.5 million in additional miscellaneous capital expenditures in 2007, an increase over our 2006 expenditures, as we are replacing the commercial playback systems at six of our seven Continuing Stations in 2007 (one station's commercial playback systems was replaced in 2006).

At December 31, 2006, we had $1.1 million of unrestricted cash and negative working capital of $22.6 million, including the $36.6 million note payable under our revolving credit agreement classified as a current liability in connection with the sale of our Ft. Myers – Naples station. Apart from any proceeds that might be generated as a result of station sales, it will be necessary for us to continue to borrow under our senior credit facility as the cash generated from our station operations will not offset our projected capital expenditures, cash corporate expenses and cash interest costs during at least the next twelve months. We do not believe it is likely that the FCC will grant the construction permit applications in either Lexington or Richmond, but if they were to be granted, the license acquisition for Lexington could be funded, under certain conditions, through our revolving credit facility. Our senior credit facility requires lender approval for any station acquisitions. Since our new credit facility has no operating performance covenants, we believe we have reduced our exposure to risk resulting from an economic downturn. Such a downturn, however, could still adversely affect our business and result in an increase in our borrowing needs and a possible reduction in our STAC values and, therefore, debt capacity. If our maximum borrowings allowed were to be reduced to an amount below our outstanding borrowings, we would be forced to amend our loan agreement, find alternative financing or sell station assets.

Contractual Cash Obligations

Our contractual cash obligations by year of payment, in thousands, including the repayment of our revolving credit facility and our SLTL, are as follows:

Year	Senior Credit Facility (1)	Program Rights Obligations (2)(3)	Capital Lease Obligations	Operating Lease Obligations (3)	Purchase Obligations (3)(4)	Total Contractual Cash Obligations
2007	$ 36,550	$ 7,001	$ 49	$ 1,175	$ 2,614	$ 47,389
2008	--	7,796	45	976	1,496	10,313
2009	--	7,449	47	911	1,408	9,815
2010	--	6,134	49	771	1,208	8,162
2011	--	3,695	51	700	573	5,019
Thereafter	--	4,320	654	2,816	60	7,850
Total	$ 36,550	$ 36,395	$ 895	$ 7,349	$ 7,359	$ 88,548

(1) Amount shown as being repaid in 2007 due to February 16, 2007 completion of the Sun Transaction.

(2) Includes commitments not recognized in our consolidated financial statements, as the underlying programming is not yet available for broadcast.

(3) Excludes obligations of discontinued operations as these have been or will be assumed by the buyers of the discontinued operations.

(4) Includes audience measurement service agreements, news service licenses, music license fees and various software license agreements.

In addition to the above contractual obligations, we expect that our capital expenditures for 2007 will be approximately $1.5 million.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to broadcast rights, bad debts, intangible assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We record revenue from the sale of airtime related to advertising and contracted time at the time of broadcast. Revenue and expenses associated with barter agreements in which broadcast time is exchanged for programming rights are recorded at the estimated average rate of the airtime exchanged. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We utilize information available to us, including the timing of payments and the financial condition of our customers, to estimate our allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We do not have a significant concentration of accounts receivable from any single customer or industry segment.

Programming Rights

Our programming rights are stated, on a gross basis, at the lower of amortized cost or estimated realizable value. We evaluate estimated realizable value of programming rights based on current usage and revenue performance and projected future revenue and usage of such programs. Changes in our programming schedule could impact the estimated realizable value of programming. In addition, estimates of future revenue performance relate to the number of advertising spots we sell and the amount generated from such sales. A decrease in the number of spots sold or the amount for such sales could also impact our estimated realizable value. During 2006, 2005 and 2004, we recorded write-downs of program rights due to impairments for our Continuing Stations of $1,044,000, $572,000 and $376,000, respectively. The increase in the 2006 write-down was due primarily to write-downs related to *Malcolm in the Middle* and, to a lesser extent, *The Drew Carey Show* in two of our markets.

Accounting for Goodwill and Other Intangible Assets

Intangible assets consist of broadcast licenses and goodwill.

SFAS No. 141, Business Combinations, requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 also specifies criteria that must be met before intangible assets acquired in a purchase method business combination can be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill and intangible assets with indefinite useful lives be tested for impairment (at least annually) in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

The Company re-evaluated its reporting units effective December 31, 2003 and determined that the appropriate level to test goodwill for impairment should be at the market level. Previously, the Company evaluated its goodwill on a consolidated basis.

Based on the Company's evaluations of goodwill (including goodwill relating to discontinued operations) at December 31, 2006, December 31, 2005 and December 31, 2004, there was no impairment of goodwill.

In connection with the adoption with SFAS No. 142, the Company determined that its intangible assets (broadcast licenses) have an indefinite life. Accordingly, the Company is required to test these intangible assets in accordance with the provisions of Statement 142 and did not amortize these intangibles beginning January 1, 2002. The Company evaluates broadcast licenses on a station-by-station basis, except for its two stations serving the Albuquerque — Santa Fe, New Mexico marketplace, which are evaluated together. Based upon evaluations, the Company determined that due primarily to a decline in market conditions at certain stations, certain of its broadcast licenses had become impaired and a $27,000, $3.6 million and $3.0 million impairment expense was recorded for the years ended December 31, 2006, 2005 and 2004, respectively. These impairments resulted from the carrying value of the broadcast licenses exceeding their fair values and are included in accumulated amortization.

Impairment of Long-Lived Asset Values

The carrying values of our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The impairment analysis is based upon estimated future undiscounted cash flows of the stations. Based on these estimates, other than the write-down on programming rights and broadcast licenses as disclosed above, we do not have any other impairment related to long-lived assets for 2006, 2005 or 2004. Future adverse changes in market conditions, changes in technology and other factors could reduce the expected future cash flows and result in an impairment charge.

Impact of Recently Adopted Accounting Pronouncements

On January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, *Share-Based Payment* (SFAS 123R). SFAS 123R requires us to expense the fair value of grants of various stock-based compensation programs over the vesting period of the awards. We elected to adopt SFAS 123R using the "Modified Prospective Application" transition method which does not result in the restatement of previously issued consolidated financial statements. For additional information regarding our accounting under SFAS 123R, see *Note 10. Stock Option Compensation* in the notes to our consolidated financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes* " ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with the FASB's Statement No. 109, *"Accounting for Income Taxes* " ("FAS 109"). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this standard to have any material impact on the Company's financial position, results of operations or cash flows, however.

In September 2006, the FASB issued SFAS No. 157, " *Fair Value Measures* " ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company. The Company is still in the process of evaluating the requirements of SFAS 157 and has not yet determined the impact, if any, on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, " *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements NO. 87, 88, 106 and 132(R)* " , ("SFAS 158"). SFAS 158 requires recognition of the overfunded or underfunded status of a benefit postretirement plan in the statement of financial position, as well as recognition of changes in that funded status through comprehensive income in the year in which they occur. SFAS 158 also requires a change in the measurement of a plan's assets and benefit obligations as of the end date of the employer's fiscal year. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company adopted SFAS No. 158 for the year ended December 31, 2006, but since the Company has never had any defined benefit plans or unfunded liabilities, the adoption of this standard did not have any impact on the Company's consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin 108, " *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* " ("SAB 108"). SAB 108 provides guidance on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006 with early application encouraged. The adoption of SAB 108 as of December 31, 2006 had no effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of FASB Statement No. 115)"* which is effective the first fiscal year that begins after November 15, 2007. SFAS 159 permits us to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We do not expect SFAS 159 to have a material impact on our consolidated financial statements. We will adopt SFAS 159 effective January 1, 2008.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our senior credit facility has variable interest rates. Accordingly, our interest expense could be materially affected by future fluctuations in the applicable interest rate. At December 31, 2006, we had outstanding borrowings of $36.6 million at an average interest rate of 10.5% per annum. Based on the outstanding indebtedness as of December 31, 2006, a one percent change in our borrowing rates would change our annual interest expense by approximately $366,000.

Item 8. ***Financial Statements and Supplemental Data***

ACME COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ACME Communications, Inc.

We have audited the accompanying consolidated balance sheet of ACME Communications, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACME Communications, Inc. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ MAYER HOFFMAN MCCANN P.C.
MAYER HOFFMAN MCCANN P.C.
Los Angeles, California

March 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
ACME Communications, Inc.:

We have audited the consolidated balance sheets of ACME Communications, Inc. and subsidiaries as of December 31, 2005 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2005. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules I and II as of December 31, 2005 and for the two-year period ended December 31, 2005. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACME Communications, Inc. and subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules as of December 31, 2005 and for the two-year period ended December 31, 2005, when considered in relation to the consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ KPMG LLP

Los Angeles, California
April 7, 2006 except for Note 3,
which is as of March 30, 2007

ACME Communications, Inc. and Subsidiaries
Consolidated Balance Sheets

(in thousands, except share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,113	$ 1,141
Restricted cash	50	50
Accounts receivable, net	7,878	8,907
Current portion of programming rights	5,850	5,874
Prepaid expenses and other current assets	332	620
Assets held for sale	18,341	37,915
Total current assets	33,564	54,507
Property and equipment, net	18,508	22,432
Programming rights, net of current portion	15,873	8,915
Goodwill, net	14,721	14,721
Broadcast licenses, net	54,447	54,474
Other assets	2,131	3,567
Total assets	$ 139,244	$ 158,616
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,261	$ 3,542
Accrued liabilities	5,043	5,945
Current portion of programming rights payable	6,536	5,820
Current portion of obligations under lease	50	47
Income taxes payable	151	91
Notes payable under revolving credit facility	36,550	8,500
Notes payable under second-lien term loan	--	10,000
Liabilities held for sale	4,607	11,288
Total current liabilities	56,198	45,233
Programming rights payable, net of current portion	16,987	10,082
Obligations under lease, net of current portion	845	895
Other liabilities	33	56
Deferred income taxes	9,751	7,871
Notes payable under revolving credit facility	--	24,540
Notes payable under second-lien term loan	--	10,000
Total liabilities	83,814	98,677
Minority interest	--	732
Commitments and Contingencies (see Note 6)		
Stockholders' equity:		
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued or outstanding	--	--
Common stock, $.01 par value; 50,000,000 shares authorized, 16,772,415 shares issued and 16,046,763 outstanding at December 31, 2006 and 2005 respectively	168	168
Additional paid-in capital	132,440	132,038
Accumulated deficit	(72,178)	(67,999)
Less: Treasury stock, at cost; 725,652 shares	(5,000)	(5,000)
Total stockholders' equity	55,430	59,207
Total liabilities and stockholders' equity	$ 139,244	$ 158,616

See the notes to the consolidated financial statements

ACME Communications, Inc. and Subsidiaries
Consolidated Statements of Operations

(In thousands, except per share data)

	For the Years Ended December 31,		
	2006	**2005**	**2004**
Net revenues	$ 34,789	$ 34,203	$ 33,809
Operating expenses:			
Cost of service:			
Programming, including program amortization	13,279	14,809	13,212
Other costs of service (excluding depreciation and amortization of $3,942, $4,263 and $4,119 for the years ended December 31, 2006, 2005 and 2004, respectively)	5,850	5,657	5,403
Selling, general and administrative expenses	13,238	12,895	13,107
Depreciation and amortization	3,976	4,307	4,167
Abandoned acquisition-related costs	177	872	1,025
Impairment of broadcast licenses	27	3,612	2,999
Corporate expenses	3,621	3,922	4,055
Operating expenses	40,168	46,074	43,968
Operating loss	(5,379)	(11,871)	(10,159)
Other income (expenses):			
Interest income	55	11	8
Gain on sale of assets	69	1,202	--
Equity in income (loss) of unconsolidated affiliates	(435)	38	50
Loss from continuing operations before income taxes and minority interest	(5,690)	(10,620)	(10,101)
Income tax expense	(2,036)	(725)	(1,255)
Loss from continuing operations before minority interest	(7,726)	(11,345)	(11,356)
Minority interest	463	779	914
Loss from continuing operations	(7,263)	(10,566)	(10,442)
Discontinued operations (Note 3):			
Income (loss) from discontinued operations	3,479	(4,984)	(6,299)
Income tax expense	(395)	(395)	(806)
Income (loss) from discontinued operations	3,084	(5,379)	(7,105)
Net loss	$ (4,179)	$ (15,945)	$ (17,547)
Net income (loss) per share, basic and diluted			
Continuing operations	$ (0.45)	$ (0.66)	$ (0.64)
Discontinued operations	0.19	(0.34)	(0.43)
Net loss per share	$ (0.26)	$ (0.99)	$ (1.07)
Weighted average basic and diluted common shares outstanding	16,047	16,047	16,406

See the notes to the consolidated financial statements

ACME Communications, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(In thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2003	16,767	$ 168	$ 131,998	$ (34)	$ (34,507)	$ --	$ 97,625
Exercise of stock options	5	--	40	--	--	--	40
Amortization of deferred compensation	--	--	--	34	--	--	34
Purchase of treasury stock, at cost	--	--	--	--	--	(5,000)	(5,000)
Net loss	--	--	--	--	(17,547)	--	(17,547)
Balance at December 31, 2004	16,772	168	132,038	--	(52,054)	(5,000)	75,152
Net loss	--	--	--	--	(15,945)	--	(15,945)
Balance at December 31, 2005	16,772	168	132,038	--	(67,999)	(5,000)	59,207
Stock-based compensation	--	--	402	--	--	--	402
Net loss	--	--	--	--	(4,179)	--	(4,179)
Balance at December 31, 2006	16,772	$ 168	$ 132,440	$ --	$ (72,178)	$ (5,000)	$ 55,430

See the notes to the consolidated financial statements

ACME Communications, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		
	2006	**2005**	**2004**
Cash flows from operating activities:			
Net loss	$ (4,179)	(15,945)	$ (17,547)
Add (less): Loss (income) from discontinued operations	(3,084)	5,379	7,105
Adjustments to reconcile income (loss) to net cash used in operating activities:			
Minority interest	(463)	(779)	(914)
Equity in (income) losses of unconsolidated affiliates	435	(38)	(50)
Provision for doubtful accounts receivable	240	304	271
Depreciation and amortization	3,976	4,306	4,179
Impairment of broadcast license	27	3,612	2,999
Amortization of program rights	7,440	7,566	6,676
Abandonment of acquisition related costs	177	872	1,025
Stock-based compensation	343	--	34
Gain on sale of assets	(69)	(1,202)	--
Deferred income taxes	1,880	500	1,005
Changes in assets and liabilities:			
(Increase) decrease in accounts receivables	(674)	303	(977)
(Increase) decrease in prepaid expenses and other current assets	148	(16)	49
(Increase) decrease in other assets	6	22	(521)
Increase (decrease) in accounts payable	481	(974)	501
Increase (decrease) in accrued liabilities	(183)	(209)	890
Increase (decrease) in income taxes payable	60	41	(229)
Payments of programming rights payable	(6,927)	(7,545)	(6,576)
Increase (decrease) in other liabilities	(23)	(100)	27
Net cash used in operating activities	(389)	(3,903)	(2,053)
Cash flows from investing activities:			
Purchase of property and equipment	(620)	(1,897)	(6,150)
Investment in construction permit	--	--	(177)
Investments in unconsolidated subsidiaries	(265)	--	--
Deconsolidation of The Daily Buzz, LLC	(79)	--	--
Proceeds from sale of assets	1,195	1,509	16
Proceeds from sale of assets - discontinued operations	19,961	1,617	127
Net cash provided by (used in) investing activities	20,192	1,229	(6,184)

See the notes to the consolidated financial statements

ACME Communications, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Continued)

(In thousands)

	Years Ended December 31,		
	2006	**2005**	**2004**
Cash flows from financing activities:			
Cash contributions by minority stockholder	$ 332	887	$ 1,538
Borrowings under revolving credit facility	13,000	8,486	17,584
Payments on revolving credit facility	(9,490)	--	(20,000)
Payments on second-lien credit facility	(20,000)	--	20,000
Cash restricted under capital lease facilities	--	14	1,920
Payments on capital lease obligations	(47)	(46)	(1,625)
Purchase of treasury stock	--	--	(5,000)
Proceeds from issuance of common stock	--	--	40
Net cash provided by (used in) financing activities	(16,205)	9,341	14,457
Increase in net cash from continuing operations	3,598	6,667	6,220
Discontinued operations:			
Net cash used in operating activities	(2,271)	(6,286)	(4,518)
Net cash used in investing activities	(15)	(286)	(797)
Net cash used in financing activities	(1,340)	(633)	(423)
Cash used in discontinued operations	(3,626)	(7,205)	(5,738)
Increase (decrease) in cash	(28)	(538)	482
Cash at beginning of period	1,141	1,679	1,197
Cash at end of period	$ 1,113	1,141	1,679
Cash payments for:			
Interest (allocated to discontinued operations)	$ 5,045	4,430	2,536
Taxes	$ 96	184	890
Non-cash transactions:			
Program rights in exchange for program rights payable	$ 14,551	6,302	7,311

See the notes to the consolidated financial statements

(1) Description of the Business and Formation

Formation and Presentation

We commenced our business in 1997 and ACME Communications, Inc. was formed as our holding company on July 23, 1999, in preparation for and in conjunction with an initial public offering of its stock.

On December 27, 2002, the Company announced that it had entered into transactions to sell its stations KPLR-TV serving the St. Louis marketplace, and KWBP-TV serving the Portland, Oregon marketplace, to subsidiaries of the Tribune Company (the "Tribune Transaction"). The Tribune Transaction was completed on March 21, 2003. On August 4, 2005, the Company announced that it had entered into an agreement to sell its station KUWB serving the Salt Lake City marketplace to subsidiaries of Clear Channel Communications (the "Clear Channel Transaction"). The Clear Channel Transaction was completed on April 4, 2006. On May 12, 2006, the Company announced that it had entered into an agreement to sell its station WTVK serving the Ft. Myers – Naples, Florida marketplace to Sun Broadcasting, Inc. (the "Sun Transaction"). The Sun Transaction was completed on February 16, 2007 (see Note 12). In accordance with U.S. generally accepted accounting principles, the statements of operations and cash flows reflect the results of these four stations as discontinued operations for all periods presented and the balance sheets at December 31, 2006 and 2005 reflect the related assets being sold and liabilities being assumed as assets and liabilities held for sale.

The Company adopted the provisions of FASB Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities", effective January 1, 2004. On that same date, the Company's joint venture with Emmis Communications ("Emmis") to produce *The Daily Buzz,* a weekday morning three-hour television news show, became effective. Under the agreement, the Company made an initial contribution of property and equipment with an agreed fair value and book value of $750,000 and Emmis is required to contribute the next $750,000 in capital equipment purchased by the venture. Effective July 1, 2006, upon the equalization of those contributions, the Company determined that it was no longer the primary beneficiary and deconsolidated The Daily Buzz, LLC. Accordingly, as of that date, the Company began accounting for its investment in The Daily Buzz using the equity method of accounting.

The accompanying consolidated financial statements are presented for ACME Communications, Inc. and its wholly-owned subsidiaries (together, unless the context otherwise requires, "ACME" or the "Company"). Segment information is not presented since all of the Company's revenues are attributed to a single reportable segment.

Nature of Business

ACME Communications, Inc. is a holding company with no independent operations other than through its indirect wholly-owned subsidiary, ACME Television, LLC ("ACME Television"). As of December 31, 2006, ACME Television, through its wholly-owned subsidiaries, owned and operated the following nine commercially licensed, full-power, broadcast television stations located throughout the United States, including KWBR in Roswell, New Mexico, the Company's satellite station of KWBQ:

Station	Channel	Marketplace	Market Rank (1)	Network Affiliation
KWBQ/KWBR	19/21	Albuquerque-Santa Fe, New Mexico	45	CW
KASY	50	Albuquerque-Santa Fe, New Mexico	45	MNT
WBDT	26	Dayton, Ohio	58	CW
WBXX	20	Knoxville, Tennessee	60	CW
WTVK (2)	46	Ft. Myers-Naples, Florida	64	CW
WIWB	14	Green Bay-Appleton, Wisconsin	69	CW
WBUI	23	Champaign-Springfield-Decatur, Illinois	82	CW
WBUW	57	Madison, Wisconsin	85	CW

(1) based on television households per Nielsen Market Research for the 2006 / 2007 broadcast season.

(2) station sold on February 16, 2007 (see Note 12).

(2) Summary of Significant Accounting Policies

Basis of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions have been eliminated.

Revenue Recognition

Revenue from the sale of airtime related to advertising and contracted time is recognized at the time of broadcast. The Company records such revenues net of commissions of advertising agencies and national sales representatives.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash that is restricted and pledged as collateral for capital lease obligations or is escrowed in connection with pending acquisitions, including acquisitions of construction permits, is considered restricted cash.

Accounts Receivable

Accounts receivable are presented net of the related allowance for doubtful accounts which totaled $711,000 and $793,000 at December 31, 2006 and 2005, respectively. The Company does not charge interest on past due receivables.

Concentration of Credit Risk and Fair Value of Financial Instruments

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of accounts receivable and cash. Due to the short-term nature of these instruments, the carrying value approximates the fair value. The Company believes that concentrations of credit risk with respect to accounts receivable, which are unsecured, are limited due to the Company's ongoing relationship with its clients and limited exposure to any one customer. The Company provides its estimate of uncollectible accounts. The Company has not experienced significant losses relating to accounts receivable.

The carrying amounts reported in the consolidated balance sheets for receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's debt, consisting of notes payable under its revolving credit facility, is estimated at their aggregate carrying amount of $36.6 million since the notes have floating interest rates that the Company believes are at current market.

Program Rights

Program rights represent costs incurred for the right to broadcast certain features and syndicated television programs. Program rights are stated, on a gross basis, at the lower of amortized cost or estimated net realizable value. The cost of such program rights and the corresponding liability are recorded when the initial program becomes available for broadcast under the contract. Generally, program rights are amortized over the life of the contract on a straight-line basis related to the usage of the program. Any reduction in unamortized costs to net realizable value is included in amortization of program rights in the accompanying consolidated statements of operations. During 2006, 2005 and 2004, the Company recorded write-downs of $1,044,000, $572,000 and $376,000, respectively, for certain programs where unamortized program rights exceeded estimated future net revenues.

The portion of the program rights estimated to be amortized within one year and after one year is reflected in the consolidated balance sheets as current and non-current assets, respectively. The gross payments under these contracts that are due within one year and after one year are similarly classified as current and non-current liabilities.

Property and Equipment

Property and equipment are stated at cost. The cost of maintenance is expensed when incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, or for leasehold improvements, the shorter of useful lives and the lease term. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in the results of current operations. The principal lives used in determining depreciation rates of various assets are as follows:

Buildings and Improvements	20 - 30 years
Broadcast and other equipment	3 - 20 years
Furniture and fixtures	5 - 7 years
Vehicles	5 years

The carrying values of our property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The impairment analysis is based upon estimated future undiscounted cash flows of the stations. Based on these estimates, we have not recorded any impairment related to property and equipment for 2006, 2005 or 2004. Future adverse changes in market conditions, changes in technology and other factors could reduce the expected future cash flows and result in an impairment charge.

Intangible Assets

Intangible assets consist of broadcast licenses and goodwill.

SFAS No. 141, Business Combinations, requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 also specifies criteria that must be met before intangible assets acquired in a purchase method business combination can be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill and intangible assets with indefinite useful lives be tested for impairment (at least annually) in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

The Company re-evaluated its reporting units effective December 31, 2003 and determined that the appropriate level to test goodwill for impairment should be at the market level. Previously, the Company evaluated its goodwill on a consolidated basis. Based on the Company's evaluations of goodwill (including goodwill relating to discontinued operations) at December 31, 2006, December 31, 2005 and December 31, 2004, there was no impairment of goodwill.

In connection with the adoption with SFAS No. 142, the Company determined that its intangible assets (broadcast licenses) have an indefinite life. Accordingly, the Company is required to test these intangible assets in accordance with the provisions of Statement 142 and did not amortize these intangibles beginning January 1, 2002. The Company evaluates broadcast licenses on a station-by-station basis, except for its two stations serving the Albuquerque — Santa Fe, New Mexico marketplace, which are evaluated together. Based upon evaluations, the Company determined that due primarily to a decline in market conditions at certain stations, certain of its broadcast licenses had become impaired and a $27,000, $3,612,000 and $2,999,000 impairment expense was recorded at December 31, 2006, 2005 and 2004, respectively. These impairments resulted from the carrying value of the broadcast licenses exceeding their fair values.

Barter and Trade Transactions

Revenue and expenses associated with barter agreements in which broadcast time is exchanged for programming rights are recorded at the estimated average rate of the airtime exchanged, which the Company believes approximates fair value. Barter revenue amounted to $3,411,000, $3,236,000 and $3,237,000 during the years ended December 31, 2006, 2005 and 2004, respectively. Trade transactions, which represent the exchange of advertising time for goods or services, are recorded at the estimated fair value of the products or services received based on comparable cash transactions. Barter and trade revenue is recognized when advertisements are broadcast. Merchandise or services received from airtime trade sales are charged to expense or capitalized and expensed when used.

Advertising Expenses

The Company records advertising expense when the advertising is run. Production costs associated with such advertising is expensed upon the initial air date of the advertising. Advertising expense, which consists primarily of media costs, production costs and promotion staff salaries and related costs, is included in Other Costs of Services and was $2,071,000, $1,988,000 and $1,956,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income (Loss) per Share

The Company calculates income (loss) per share in accordance with SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires a presentation of basic earnings per share ("EPS") and diluted EPS. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. In calculating diluted EPS, no potential shares of common stock are to be included in the computation when a loss from continuing operations available to common stockholders exists. The statement requires dual presentation of basic and diluted EPS by entities with complex capital structures.

Stock options outstanding amounting to approximately 2.5 million, 2.5 million, and 2.4 million shares at December 31, 2006, 2005, and 2004, respectively, were not included in the computation of diluted EPS because to do so would have been antidilutive.

Comprehensive Income (Loss)

The Company has no other components of comprehensive income (loss) other than net income (loss).

Accounting for Stock Options

On January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment ("SFAS 123(R)") using a modified prospective transition method. Accordingly, because the Company has adopted a prospective method prior periods have not been restated. For the year ended December 31, 2006, the adoption of SFAS 123(R) resulted in incremental stock-based compensation expense and a decrease in income before income taxes of $402,000, and an increase in net loss of $402,000. The $402,000 stock-based compensation expense was included in selling, general and administrative expenses ($165,000), in corporate expenses ($178,000) and in discontinued operations ($59,000). The incremental stock-based compensation expense caused both basic and diluted loss per share to increase by $0.02 for the year ended December 31, 2006.

As of December 31 2006, there was $523,000 of total unrecognized compensation cost related to unvested stock options which does not include the effect of future grants of equity compensation, if any. Of the total $523,000, we expect to recognize approximately 62% in 2007, 35% in 2008 and 3% in 2009.

Prior to the adoption of SFAS 123(R), the Company applied Accounting Principles Board Opinion No. 25, *Stock Issued to Employees* ("APB 25"), to account for its stock-based awards, and the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* , as amended ("SFAS 123"), to present stock-based compensation disclosure. Under APB 25, because the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant, the stock options had no intrinsic value and therefore no compensation expense was recognized. The following table details the pro forma effects on net loss and loss per share for the years ended December 31, 2005 and 2004 had compensation expense been recorded based on the fair value method under SFAS 123, utilizing the Black-Scholes option valuation model:

	Years Ended December 31,	
	2005	2004
Loss, as reported	$ (15,945)	$ (17,547)
Add: Stock-based compensation expense included in net loss, as reported	--	34
Deduct: Total stock-based compensation expense determined under fair-value based method for all awards	(501)	(1,897)
Pro forma net loss	$ (16,446)	$ (19,410)
Loss per share, basic and diluted:		
As reported	$ (.99)	$ (1.07)
Pro forma	$ (1.02)	$ (1.18)

The following assumptions were used in the Black Scholes option-pricing model to value options granted during the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Expected life (in months)	36	36	36
Expected forfeiture rate	0%	n/a	n/a
Volatility factor	79.60%	81.39%	99.39%
Risk free interest rate	4.57%	4.06%	3.20%
Dividend yield	--	--	--

The expected life of options granted was estimated based on the vesting period. The expected volatility factor was based on historical volatility over the period equal to the stock option's expected life. The risk-free interest rate is based on the U.S. treasury yield curve in effect at the date of the grant for a period equal to the expected term of the option.

Investments

The Company has investments in non-consolidated affiliates, including as of July 1, 2006, The Daily Buzz, which are accounted for under the equity method. The Company evaluates its investments to determine if an impairment has occurred. Carrying values are adjusted to reflect realizable value, where necessary.

Treasury Stock

In 2004, the Company's Board of Directors approved stock repurchase programs and the Company repurchased 725,652 shares of its common stock in the open market at an aggregate cost of approximately $5,000,000 pursuant to such programs. The Company has recorded these purchases, at cost, as treasury stock.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include the allowance for doubtful accounts, the net realizable value of programming rights and the valuation allowance on deferred tax assets. Actual and future results could differ from those estimates. In addition, changes in market conditions or stations' actual or expected performance could materially affect future estimated fair values of the Company's stations or of the estimated fair value of the Company's intangible assets.

(3) Discontinued Operations

On December 27, 2002, the Company entered into agreements to sell two of its stations, KPLR-TV (St. Louis) and KWBP-TV (Portland, Oregon) to subsidiaries of the Tribune Company. The Tribune Transaction closed on March 21, 2003. On August 8, 2005, the Company entered into an agreement to sell its station, KUWB-TV (Salt Lake City) to subsidiaries of Clear Channel Communications Inc. for $18.5 million in an all cash transaction. The Clear Channel Transaction was completed on April 4, 2006. On May 12, 2006, the Company entered into an agreement to sell its station, WTVK (Ft. Myers – Naples, FL) to Sun Broadcasting, Inc. for $45.0 million in an all cash transaction. The Sun Transaction closed on February 16, 2007 (see Note 12). The Company's consolidated financial statements for all periods presented have been reclassified to reflect the operations of these four stations as discontinued operations in accordance with SFAS No.144.

Since the proceeds from the sale of our discontinued operations exceeded, in the aggregate, our outstanding debt and that debt was required, or in the case of the Sun Transaction, will be required, to be repaid from the proceeds, the Company has allocated all interest expense to discontinued operations for all periods presented. Also, since the debt under its senior credit facility of $36.6 million at December 31, 2006 is required to be repaid with the proceeds from the Sun Transaction, it has been classified as a current liability.

Summarized financial information, in thousands, relating to the four stations operations' is as follows:

Assets held for sale:

	December 31, 2006	December 31, 2005
Programming rights	$ 2,327	$ 8,993
Property and equipment, net	1,989	4,301
Goodwill, net	1,863	3,755
Broadcast licenses, net	12,162	20,229
Other assets	--	637
Assets held for sale	$ 18,341	$ 37,915

Liabilities held for sale:

	December 31, 2006	December 31, 2005
Programming liabilities	$ 2,287	$ 9,364
Deferred income taxes	2,320	1,924
Liabilities held for sale	$ 4,607	$ 11,288

Selected operating results were as follows:

	For the Years Ended December 31,		
	2006	2005	2004
Net revenues	$ 9,449	$ 13,481	$ 13,127
Loss from discontinued operations, before gain on sale and income tax expense	(3,956)	(6,601)	(6,426)
Gain on sale	7,435	1,617	127
Income tax expense	(395)	(395)	(806)
Income (loss) from discontinued operations	$ 3,084	$ (5,379)	$ (7,105)

The 2006 gain on sale includes $5,913,000 on the sale of our Salt Lake City station to Clear Channel and $1,522,000 in additional contingent consideration received by the Company from the Tribune Company relating the Tribune Transaction and its use of KPLR's prior tax net operating losses ("NOLs"). The 2005 and 2004 gains of $1,617,000 and $127,000 represent the amount of the Tribune Company's payments for NOLs used by them in calendar 2005 and 2004, respectively.

In 2004, in conjunction with the completion of its 2003 state income tax returns, the Company determined that its current tax liability at December 31, 2003 relating to the 2003 Tribune Transaction was understated by approximately $411,000. The expense, if properly recorded in 2003, would have decreased the annual net income per share for 2003 by $.02. As the impact to annual financial statements for 2003 was not material, the Company recorded additional tax expense of $411,000 for discontinued operations in 2004.

(4) Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2006	2005
	(In thousands)	
Land	$ 150	$ 150
Buildings and improvements	3,994	4,344
Broadcast and other equipment	37,386	37,736
Furniture and fixtures	568	665
Vehicles	164	182
Construction in process	15	176
Total property and equipment, at cost	42,277	43,253
Less: Accumulated depreciation and amortization	(23,769)	(20,821)
Net property and equipment	$ 18,508	$ 22,432

Property and equipment for our station KUWB in Salt Lake City and WTVK in Ft. Myers – Naples, Florida is included in the consolidated balance sheet in "Assets held for sale" as disclosed in Note 3 – Discontinued Operations.

Included in property and equipment at both December 31, 2006 and 2005 are assets subject to capital leases with a total cost of $1,122,000 and associated accumulated depreciation of $596,000 and $485,000 at December 31, 2006 and 2005, respectively. The construction in process account includes miscellaneous broadcast and studio equipment not yet placed into service.

(5) Notes Payable Under Revolving Credit Facility and Second-Lien Term Loan

In February 2002, ACME Television ("ATV") established a revolving credit facility with Foothill Capital Corporation, as both agent and lender (the "Foothill Facility"). The facility, which is secured by all of ATV's station assets, allowed for borrowings up to $30 million and contained financial covenants. In May 2002, the facility was increased to $40 million via the placement of additional syndication. ATV had the option to borrow at an interest rate determined by either a base rate (Wells Fargo Bank's prime rate) plus 3.00 percentage points, or at the LIBOR rate plus 4.25 percentage points.

In November 2004, the Foothill Facility was amended to (a) increase maximum borrowings thereunder to $60.0 million, (b) reduce the borrowing rate, (c) modify and eliminate certain financial covenants and (d) extend the maturity date to November 2008. Concurrent with that amendment, ATV entered into a $20.0 million Second-Lien Term Loan ("SLTL") agreement. The SLTL, which was repaid and terminated in 2006, bore interest at LIBOR plus 7.00% and had an original maturity date of November 2008. The agreement contained similar covenants as contained in the Foothill Facility.

In March 2006, ATV completed the restructuring of its credit facilities, entering into the Third Amended and Restated Loan and Security Agreement (the "Amended Foothill Facility") with its senior facility lenders and amending the Second Lien Loan and Security Agreement. The Amended Foothill Facility eliminated all financial covenants effective December 31, 2005, allowed ATV to borrow $10 million to reduce its outstanding balance on its SLTL and reset its maximum borrowings to the lesser of $60 million or 50% of our stations' aggregate appraised "STAC" (start-up station with affiliation contract sold in a compressed time period) values, which are lower than the fair value of our station group. The amendment also allowed ATV to use $10 million of the $18.5 million sale proceeds from the Clear Channel Transaction to pay down the rest of the SLTL (with the remaining $8.5 million of the proceeds to be used to reduce the outstanding borrowings under the Amended Foothill Facility) and terminate the SLTL, allowed up to $20 million in stock repurchases and extended the facility's maturity to May 2009. In April 2006, the Company completed the Clear Channel Transaction, repaid all outstandings borrowings under the SLTL and terminated that agreement, and paid down the Amended Foothill Facility with the remaining $8.5 million in proceeds.

At December 31, 2006, ATV had outstanding borrowings of $36.6 million under its senior credit facility at a weighted average interest rate of 10.50% and was in compliance with all the covenants contained in the loan agreement.

Costs associated with the procuring and amending the Company's credit facilities, including loan fees and related professional fees, are included in long-term other assets and are amortized on a straight-line basis over the term, including amended terms, of the facilities.

On February 15, 2007, ATV amended its credit agreement to allow for cash dividends to be paid from any sale proceeds in excess of then current outstanding borrowings and also to use up to $20.0 million in borrowings under the agreement to pay dividends (see Note 12).

(6) Commitments and Contingencies

Obligations Under Operating Leases

The Company is obligated under non-cancelable operating leases for office space, office equipment, broadcast equipment and tower sites. Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 are:

	Continuing Operations	Discontinued Operations
	(In thousands)	
2007	$ 1,175	$ 409
2008	976	418
2009	911	350
2010	771	218
2011	700	37
Thereafter	2,816	--
Total	$ 7,349	$ 1,432

Total rental expense for continuing operations under operating leases for the twelve months ended December 31, 2006, 2005 and 2004 was approximately $1,232,000, $1,240,000 and $1,196,000, respectively. Total rental expense for discontinued operations under operating leases for the twelve months ended December 31, 2006, 2005 and 2004 was approximately $498,000, $629,000 and $600,000, respectively.

Obligations Under Capital Leases

As of December 31, 2006, certain equipment was leased under capital equipment facilities. Future minimum lease payments for our continuing operations under capital leases as of December 31, 2006 are:

	In thousands
2007	$ 93
2008	87
2009	85
2010	85
2011	85
Thereafter	825
Total minimum lease payments	1,260
Less: Amount representing interest	(365)
Present value of minimum lease payments	895
Less: Current portion	(50)
Long-term portion	$ 845

Programming Rights Payable

Commitments for programming rights that have been executed, but which have not been recorded in the accompanying consolidated financial statements, as the underlying programming is not yet available for broadcast, were approximately $12,872,000 for our continuing operations and $2,333,000 for our discontinued operations as of December 31, 2006.

Maturities on the Company's programming rights payable (including commitments not recognized in the accompanying consolidated financial statements due to the lack of current availability for broadcast) for each of the next five years are:

	Continuing Operations	Discontinued Operations
	(In thousands)	
2007	$ 7,001	$ 1,189
2008	7,796	1,238
2009	7,449	1,198
2010	6,134	825
2011	3,695	170
Thereafter	4,320	--
Program rights payable maturities	$ 36,395	$ 4,620

Other Commitments

The Company has other commitments for goods and services not included in its consolidated balance sheet, including its network affiliation agreements with The CW and MyNetworkTV networks, various employment agreements, agreements for ratings services, license fees for websites Those commitments for continuing operations for the next five years are as follows:

	In thousands
2007	$ 2,614
2008	1,496
2009	1,408
2010	1,208
2011	573
Thereafter	60
Total	$ 7,359

The Company has entered into independent agreements with applicants for construction permits in the Lexington, KY and the Richmond, VA markets. While the Company believes the chances that these construction permits being approved and issued by the Federal Communications Commission are remote, if they are, the Company has an obligation to acquire them from the applicants for $2.0 million in the case of the Lexington construction permit and $8.2 million in the case of the Richmond construction permit.

Legal Proceedings

The Company is currently, and from time to time, involved in litigation incidental to the conduct of our business. The Company is not currently a party to any lawsuit or proceeding that it believes would have a material adverse effect on its financial condition, results of operations or liquidity.

(7) Income Taxes

The income tax expense consists of the following:

	Year ended December 31,		
	2006	2005	2004
	(In thousands)		
Continuing Operations:			
Current:			
Federal	$ --	$ --	$ --
State	155	225	250
Total current tax expense	155	225	250
Deferred:			
Federal	1,679	450	899
State	202	50	106
Total deferred tax expense	1,881	500	1,005
Total income tax expense	$ 2,036	$ 725	$ 1,255
Discontinued Operations:			
Current:			
Federal	$ --	$ --	$ --
State	--	--	411
Total current tax expense	--	--	411
Deferred:			
Federal	346	346	346
State	49	49	49
Total deferred tax expense	395	395	395
Total income tax expense	$ 395	$ 395	$ 806

The differences between the income tax expense for continuing operations and income taxes computed using the U.S. federal statutory income tax rates (34%) consist of the following:

	Year ended December 31,		
	2006	2005	2004
	(In thousands)		
Tax benefit at U.S. federal statutory rate	$ (1,778)	$ (3,346)	$ (3,124)
State income taxes, net of federal tax benefit	357	280	360
Nondeductible expenses	51	51	51
Increase in valuation allowance	3,406	3,740	3,968
Income tax expense	$ 2,036	$ 725	$ 1,255

The change in valuation allowance for each of the above years has been allocated to continuing operations and the remainder has been allocated to discontinued operations.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are summarized as follows:

	December 31,	
	2006	2005
	(In thousands)	
Deferred tax assets:		
Accrued vacation	$ 140	$ 160
AMT credits	1,048	1,048
Bad debt and other reserves	218	263
Deferred income	46	133
Sales incentives	155	--
Deferred compensation	1,033	879
Intangible amortization	565	880
Net operating loss carryforward	34,333	30,273
Other	9	8
Total deferred tax assets	37,547	33,644
Less: valuation allowance	(34,384)	(30,810)
Deferred tax assets	3,163	2,834
Deferred tax liabilities:		
Property and equipment depreciation	(3,163)	(2,813)
Intangible amortization	(9,751)	(7,873)
Sales incentives	--	(19)
Deferred tax liabilities	(12,914)	(10,705)
Net deferred income tax liabilities	$ (9,751)	$ (7,871)

In addition to the deferred taxes reflected in the table above, the Company included within "Liabilities held for sale" as of December 31, 2006 and 2005 net non-current deferred income tax liabilities of $2,320,000 and $1,924,000, respectively.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which the differences become tax deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is not more likely than not that the deferred tax assets will be realized. Accordingly the Company has recorded a valuation allowance of $34.4 million as of December 31, 2006. At December 31, 2006, the Company had, for federal and state tax purposes, net operating loss carryforwards of approximately $89.8 million that expire at various dates through 2026. The Internal Revenue Code substantially restricts the ability of a corporation to utilize existing net operating losses and credits in the event of an "ownership change". Therefore, the Company's net operating loss carryforwards for federal income tax purposes may be limited if changes in ownership occur.

(8) Related Party Transactions

The Company licensed exclusive rights to automobile related websites in most of its markets from CarSoup of Minnesota, Inc ("CarSoup") through December 31, 2005. The Company owned 30% of the outstanding common stock of CarSoup until it sold that interest back to CarSoup in April 2006. The Company recorded its investment in CarSoup using the equity accounting method. The license fees paid to CarSoup, net of shared ancillary revenue received by the Company from CarSoup, were approximately $378,000 and $354,000 for the years ended December 31, 2005 and 2004.

(9) Defined Contribution Plan

In 1998, the Company established a 401(k) defined contribution plan (the "Plan") which covers all eligible employees (as defined in the Plan). Participants are allowed to make non-forfeitable contributions up to 50% of their annual salary, but may not exceed the annual maximum contribution limitations established by the Internal Revenue Service. The Company currently matches 50% of the amounts contributed by each participant but does not match participants' contributions in excess of 6% of their compensation per pay period. The Company contributed and expensed $216,000, $245,000 and $235,000 to the Plan for the years ended December 31, 2006, 2005 and 2004, respectively.

(10) Stock Option Compensation

Our 1999 Stock Incentive Plan provides additional means to attract, motivate, reward and retain key personnel. The Compensation Committee of the Board of Directors (the plan administrator) has the authority to grant different types of stock and cash incentive awards and to select participants. While only stock options and restricted stock awards are contemplated at this time, other forms of awards may be granted to give us flexibility to structure future incentives. Our employees, officers, directors, and consultants may be selected to receive awards under the plan.

A maximum of 4,200,000 shares of our common stock may be issued under the plan, (approximately 25% of our current outstanding shares). The number of shares subject to stock options and stock appreciation rights granted under the plan to any one person in a calendar year cannot exceed 1,000,000 shares. The number of shares subject to all awards granted under the plan to any one person in a calendar year cannot exceed 1,000,000 shares. Performance-based awards payable solely in cash that are granted under the plan to any one person in a calendar year cannot provide for payment of more than $1,000,000.

Each share limit and award under the plan is subject to adjustment for certain changes in our capital structure, reorganizations and other extraordinary events. Shares subject to awards that are not paid or exercised before they expire or are terminated are available for future grants under the plan.

A summary of the status of the Company's Stock Incentive Plan, and changes for the years ended December 31, 2006, 2005 and 2004 is presented below (not in thousands):

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2003	2,427,496	$ 17.42
Granted	10,000	$ 7.99
Exercised	(5,165)	7.68
Forfeited	(40,385)	14.95
Outstanding at December 31, 2004	2,391,946	$ 17.44
Granted	959,500	6.48
Exercised	--	--
Forfeited	(884,750)	9.94
Outstanding at December 31, 2005	2,466,696	$ 15.87
Granted	20,000	4.89
Exercised	--	--
Forfeited	(22,850)	11.25
Outstanding at December 31, 2006	2,463,846	$ 15.82
Exercisable at December 31, 2004	2,258,713	$ 17.82
Exercisable at December 31, 2005	1,529,529	$ 21.61
Exercisable at December 31, 2006	1,875,846	$ 18.76

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006 (not in thousands):

	Options Outstanding			
Range of Exercise Prices	Number of Options Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Intrinsic Value of In the Money Outstanding Options at December 31, 2006	Weighted Average Exercise Price
$4.89	20,000	9.97	$ 2,600	$ 4.89
$5.720 - $6.000	481,000	8.57	--	$ 5.98
$6.95 - $7.99	492,650	8.37	--	$ 7.03
$9.13	6,700	3.87	--	$ 9.13
$15.00 - $18.00	183,500	2.66	--	$ 15.59
$23.00 - $24.88	1,279,996	2.77	--	$ 23.14
Total	2,463,846	5.08	$ 2,600	$ 15.82

	Options Exercisable			
Range of Exercise Prices	Number of Options Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Intrinsic Value of In the Money Outstanding Options at December 31, 2006	Weighted Average Exercise Price
$4.89	5,000	9.97	$ 650	$ 4.89
$5.720 - $6.000	188,250	8.56	--	$ 5.98
$6.95 - $7.99	212,400	8.09	--	$ 7.05
$9.13	6,700	3.87	--	$ 9.13
$15.00 - $18.00	183,500	2.66	--	$ 15.59
$23.00 - $24.88	1,279,996	2.77	--	$ 23.14
Total	1,875,846	3.97	$ 650	$ 18.76

Under SFAS No. 123(R), options are valued at their date of grant and then expensed over their vesting period. The values of the Company's options were calculated at the date of grant using the Black-Scholes option-pricing model. The weighted average fair value per share of the options granted was $2.65, $1.92 and $5.03 for the years ended December 31, 2006, 2005 and 2004, respectively. No options were exercised during the years ended December 31, 2006 or 2005. The total fair value of shares vested during the year ended December 31, 2006 was $459,000. The total fair value of shares vested during the year ended December 31, 2005 was $942,000.

(11) Selected Quarterly Data (Unaudited)

	Q-1	Q-2	Q-3	Q-4	Year
	(In thousands, except for per share data)				
2006					
Net revenues	$ 8,594	$ 9,491	$ 8,259	$ 8,445	$ 34,789
Operating loss	(1,678)	(863)	(2,032)	(806)	(5,379)
Net income (loss)	(3,754)	3,760	(2,553)	(1,632)	(4,179)
Net income (loss) per common share	(0.23)	0.23	(0.16)	(0.10)	(0.26)
2005					
Net revenues	$ 8,071	$ 8,957	$ 8,559	$ 8,616	$ 34,203
Operating loss	(1,952)	(1,242)	(1,576)	(7,101)	(11,871)
Net loss	(4,578)	(1,824)	(3,908)	(5,635)	(15,945)
Net loss per common share	(0.29)	(0.11)	(0.24)	(0.35)	(0.99)

The Company has reclassified the results of operations of its Salt Lake City and Ft. Myers – Naples, Florida stations to discontinued operations for all quarters presented. The Ft. Myers – Naples station was sold on February 16, 2007 (see Note 12).

(12) Subsequent Events

Amendment of Senior Credit Agreement and Declaration of Special Dividend

On February 15, 2007, the Company amended it senior credit agreement to allow it to pay cash dividends to stockholders from proceeds from station sales in excess of the then outstanding borrowings and to borrow up to $20.0 million to make additional dividends. On February 16, 2007, the Company's board of directors declared a special cash dividend of $0.50 per common share to holders of record as of the close of business on February 26, 2007. The dividend, which totaled approximately $8.0 million, was paid on March 12, 2007.

Completion of the Sun Transaction

On February 16, 2007, the Company completed the Sun Transaction and on February 20, 2007 used the majority of those proceeds to repay all of the $37.2 million in outstanding borrowings and accrued interest under its senior credit facility. The maximum borrowing available under the credit facility was thereupon reduced to $39.6 million due to the removal of station WTVK's value from the collateral pool upon which the lenders base their maximum advances.

The Daily Buzz, LLC

On March 14, 2007, the Company entered into an agreement with Emmis Television Broadcasting, L.P. ("Emmis"), its partner in The Daily Buzz, LLC venture, and reacquired Emmis' 50% share of the venture for $1. Emmis also agreed to make a final capital contribution to the venture in an amount of $150,000, which approximates their 50% share of the losses expected for the quarter ended March 31, 2007. On a go-forward basis, the Company will fully control the operations of the venture and be solely responsible for its funding and losses.

ITEM 9. *Changes In and Disagreements with Accountants on Accounting and Financial Disclosure*

On October 12 2006, KPMG LLP ("KPMG") was advised that the firm's services as auditors of the Company were terminated. The decision was approved by the Audit Committee of the Board of Directors of the Company.

The audit reports of KPMG on the consolidated financial statements of ACME Communications, Inc. as of and for the years ended December 31, 2005 and 2004 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. The audit reports of KPMG on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company's consolidated financial statements for each of the fiscal years ended December 31, 2005 and 2004 there were: (1) no disagreements between the Company and KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference in connection with their opinion to the subject matter of the disagreement, and (2) no reportable events.

The Company has engaged Mayer Hoffman McCann, P.C. ("MHM") to serve as its new independent registered certified public accountants. Prior to the engagement of MHM to provide the audit of the Company's financial statements and the review of interim filings, the Company did not consult MHM regarding any matter requiring disclosure under Item 304(a)(2) of Regulation S-K.

ITEM 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Control and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our periodic reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods. As of December 31, 2006, the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective. The Company reviews its disclosure controls and procedures, on an ongoing basis, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that they evolve with the Company's business.

In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of our fiscal year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Therefore, even those systems, controls and procedures determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

ITEM 9B. *Other Information*

None.

PART III

ITEM 10. *Directors and Executive Officers of the Registrant*

Executive Officers of the Registrant

The following table sets forth information about our executive officers at December 31, 2006:

Name	Age(1)	Position
Jamie Kellner	59	Chairman of the Board and Chief Executive Officer
Douglas Gealy	46	President and Chief Operating Officer and Director
Thomas Allen	54	Executive Vice President and Chief Financial Officer and Director
Edward Danduran	54	Vice President and Controller

(1) as of March 29, 2007

Jamie Kellner is a founder of ACME and has served as our Chief Executive Officer and Chairman of the Board since 1997. Mr. Kellner co-founded The WB Network in 1993 and served as its Chairman and Chief Executive Officer from 1994 until June 2004. Mr. Kellner was President of Fox Broadcasting Company from its inception in 1986 to 1993. Mr. Kellner also served as Chairman and Chief Executive Officer of Turner Networks, a division of AOL-Time Warner, from March 2001 to February 2003.

Douglas Gealy is a founder of ACME and has served as our President and Chief Operating Officer and as a member of our Board since 1997. Since December 1996, Mr. Gealy has been involved in development activities for ACME. Before founding ACME, Mr. Gealy served for one year as Executive Vice President of Benedek Broadcasting Corporation. From 1991 to 1996, Mr. Gealy was a Vice President and General Manager of WCMH and its local marketing agreement, WWHO, both in Columbus, Ohio, and following the acquisition of these stations by NBC, served as President and General Manager of these stations.

Thomas Allen is a founder of ACME and has served as our Executive Vice President and Chief Financial Officer and as a member of our Board since 1997. Since June 1996, Mr. Allen has been involved in development activities for ACME. From August 1993 to May 1996, Mr. Allen was the Chief Operating Officer and Chief Financial Officer for Virgin Interactive Entertainment, Inc. Before that Mr. Allen served as Senior Vice President and Chief Financial Officer of the Fox Broadcasting Company from 1986 to 1993.

Edward Danduran has been our Vice President and Controller since July 1997. From November 1995 until April 1997, Mr. Danduran was a Financial Consultant for Virgin Interactive Entertainment, Inc. From 1989 to 1995, Mr. Danduran was the Chief Financial Officer of Phoneby, a business communications company.

The remaining portion of the information required by Item 10 is incorporated by reference to our Proxy Statement to be filed pursuant to Regulation 14A relating to the 2007 Annual Meeting of Stockholders.

ITEM 11. *Executive Compensation*

Item incorporated by reference to our Proxy Statement to be filed pursuant to Regulation 14A relating to the 2007 Annual Meeting of Stockholders.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Item incorporated by reference to our Proxy Statement to be filed pursuant to Regulation 14A relating to the 2007 Annual Meeting of Stockholders.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

Item incorporated by reference to our Proxy Statement to be filed pursuant to Regulation 14A relating to the 2007 Annual Meeting of Stockholders.

ITEM 14. *Principal Accountant Fees and Services*

Item incorporated by reference to our Proxy Statement to be filed pursuant to Regulation 14A relating to the 2007 Annual Meeting of Stockholders.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

1. FINANCIAL STATEMENTS

As listed in the Index to Financial Statements on page 29 hereof.

2. FINANCIAL STATEMENT SCHEDULES

The following financial statement schedules are included in Item 15 (d):

Schedule I — Condensed Financial Information of ACME Communications, Inc. (Parent Company):

- Balance Sheet as of December 31, 2006 and 2005.
- Statements of Operations for the years ended December 31, 2006, 2005 and, 2004.
- Statements of Stockholders' Equity for the years ended December 31, 2006, 2005 and, 2004.
- Statements of Cash Flows for the years ended December 31, 2006, 2005 and, 2004.
- Notes to the Condensed Financial Statements

Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto, included in Item 8 herewith.

3. Index to Exhibits filed as part of this report

As listed in the Exhibit Index beginning on page 63 hereof.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2007

ACME Communications, Inc.

By: /s/ Thomas D. Allen
Thomas D. Allen
Executive VP & Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Each Person whose signature appears below hereby authorizes Douglas E. Gealy and Thomas D. Allen, or either of them, as attorneys-in-fact to sign on behalf, individually, and in the capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K

Signature	Capacity	Date
* Jamie Kellner	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 9, 2007
* Douglas Gealy	President, Chief Operating Officer and Director	April 9, 2007
/s/ Thomas D. Allen Thomas D. Allen	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer) and Director	April 9, 2007
* James Collis	Director	April 9, 2007
* Thomas Embrescia	Director	April 9, 2007
* Michael G. Corrigan	Director	April 9, 2007
* John E. Conlin	Director	April 9, 2007
* Brian McNeill	Director	April 9, 2007
* Frederick Wasserman	Director	April 9, 2007
/s/ Thomas D. Allen Thomas D. Allen	* Attorney in Fact	April 9, 2007

Report of Independent Registered Public Accounting Firm on Schedules

The Board of Directors and Stockholders
ACME Communications, Inc.

We have audited the consolidated financial statements of ACME Communications, Inc. as of December 31, 2006 and for the year ended and have issued our report thereon dated March 28, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Schedule I - Condensed Financial Information of ACME Communications, Inc. (Parent Company) on pages 55-59 and Schedule II - Valuation and Qualifying Accounts on page 60 are presented for purposes of complying with the Securities and Exchange Commission's rules and are not required part of the basic financial statements. Such information as of and for the year ended December 31, 2006 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.
MAYER HOFFMAN MCCANN P.C.
Los Angeles, California

March 28, 2007

ACME Communications, Inc.
(Parent Company)
Condensed Financial Information
Balance Sheets
(in thousands, except for share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5	$ 5
Total current assets	5	5
Investment in and advances to subsidiaries	55,425	59,202
Total assets	$ 55,430	$ 59,207
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ --	$ --
Stockholders' equity:		
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued or outstanding	--	--
Common stock, $.01 par value; 50,000,000 shares authorized, 16,772,415 shares issued and 16,046,763 outstanding at December 31, 2006 and 2005 respectively	168	168
Additional paid-in capital	132,440	132,038
Accumulated deficit	(72,178)	(67,999)
Less: Treasury stock, at cost, 725,652 shares	(5,000)	(5,000)
Total stockholders' equity	55,430	59,207
Total liabilities and stockholders' equity	$ 55,430	$ 59,207

See notes to condensed financial statements.

ACME Communications, Inc.
(Parent Company)
Condensed Financial Information
Statements of Operations

(In thousands)

	For the Years Ended December 31,		
	2006	2005	2004
Interest income	$ --	$ 1	$ 1
Income before equity in the net loss of subsidiaries	--	1	1
Equity in the net loss of subsidiaries	(4,179)	(15,946)	(17,548)
Net loss	$ (4,179)	$ (15,945)	$ (17,547)

See notes to condensed financial statements.

ACME Communications, Inc.
(Parent Company)
Condensed Financial Information
Statements of Stockholders' Equity

(In thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2003	16,767	$ 168	$ 131,998	$ (34)	$ (34,507)	$ --	$ 97,625
Exercise of stock options	5	--	40	--	--	--	40
Amortization of deferred compensation	--	--	--	34	--	--	34
Purchase of treasury stock, at cost	--	--	--	--	--	(5,000)	(5,000)
Net loss	--	--	--	--	(17,547)	--	(17,547)
Balance at December 31, 2004	16,772	168	132,038	--	(52,054)	(5,000)	75,152
Net loss	--	--	--	--	(15,945)	--	(15,945)
Balance at December 31, 2005	16,772	168	132,038	--	(67,999)	(5,000)	59,207
Stock-based compensation	--	--	402	--	--	--	402
Net loss	--	--	--	--	(4,179)	--	(4,179)
Balance at December 31, 2006	16,772	$ 168	$ 132,440	$ --	$ (72,178)	$ (5,000)	$ 55,430

See notes to the condensed financial statements.

ACME Communications, Inc.
(Parent Compnay)
Condensed Financial Information
Statements of Cash Flows

(In thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net loss	$ (4,179)	$ (15,945)	$ (17,547)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Equity in net loss of subsidiary	4,179	15,946	17,548
Changes in assets and liabilities			
Decrease in accounts payable	--	--	--
Net cash provided by operating activities	--	1	1
Cash flows provided by investing activities:			
Investments in and advances to subsidiaries	--	(200)	--
Net cash used in investing activities	--	(200)	--
Cash flows from financing activities:			
Proceeds from stock option exercises	--	--	40
Net cash provided by financing activities	--	--	40
Net increase (decrease) in cash	--	(199)	41
Cash and cash equivalents at beginning of period	5	204	163
Cash and cash equivalents at end of period	$ 5	$ 5	$ 204
Supplemental disclosures of cash flow information:			
Cash Payments for:			
Interest	$ --	$ --	$ --
Taxes	$ --	$ --	$ --

See notes to condensed financial statements.

ACME Communications, Inc.
(Parent Company)

Notes to Condensed Financial Information

(1) Formation and Basis of Presentation

Pursuant to the rules and regulations of the Securities and Exchange Commission, the Condensed Financial Statements of ACME Communications, Inc., do not include all of the information and notes normally included with financial statements prepared in accordance with generally accepted accounting principles. It is therefore suggested that these Condensed Financial Statements be read in conjunction with the Consolidated Financial Statements and Notes thereto included at Item 8 of this filing.

ACME Communications, Inc. was formed on July 23, 1999, in preparation for and in conjunction with an initial public offering of its stock.

During 2002, the Company's subsidiaries, accounted for on the equity method, entered into transactions to sell their St. Louis and Portland stations. The sales were completed on March 21, 2003. On August 4, 2005, the Company's subsidiary entered into an agreement to sell its Salt Lake City station. That sale closed on April 4, 2006. On May 12, 2006, the Company's subsidiary entered into an agreement to sell its Ft. Myers – Naples, Florida station. That sale closed on February 16, 2007 (see Note 12 in the Consolidated Financial Statements included in Item 8 of this filing). The results of operations for these stations have been reported as discontinued operations in the consolidated financial statements.

The accompanying condensed financial statements are presented for ACME Communications, Inc.

(2) Cash Dividends

There have been no cash dividends declared by the Company from its inception through December 31, 2006. On February 16, 2007, the Company declared a special dividend of $0.50 per share of common stock (see Note (4) – Subsequent Events).

(3) Revolving Credit Facility and Restricted Assets

The Company's wholly-owned indirect subsidiary, ACME Television, LLC, is a borrower under a revolving credit facility which limits the distribution of any dividends or assets from ACME Television to its direct or indirect parents. ACME Television, LLC was in compliance with all the covenants contained in the loan agreement. The Company is a signatory of that debt agreement solely for the purpose of making certain negative covenants and not as a guarantor. The net assets of ACME Television at December 31, 2006 were approximately $50.8 million.

(4) Subsequent Events

Amendment of Senior Credit Agreement and Declaration of Special Dividend

On February 15, 2007, the Company's subsidiary, ACME Television, LLC, amended it senior credit agreement to allow it to pay dividends to stockholders from proceeds from station sales and to borrow up to $20.0 million to make additional dividends. On February 16, 2007, the Company's board of directors declared a special cash dividend of $0.50 per common share to holders of record as of the close of business on February 26, 2007. The dividend, which totaled approximately $8.0 million, was paid on March 12, 2007.

Completion of the Sun Transaction

On February 16, 2007, the Company's subsidiaries, ACME Television of Florida, LLC and ACME Television Licenses of Florida, LLC completed the sale of substantially all of the assets of station WTVK serving the Ft. Myers – Naples, Florida marketplace and on February 20, 2007 used the majority of those proceeds to repay all of the $37.2 million in outstanding borrowings and accrued interest under ACME Television's senior credit facility.

The Daily Buzz, LLC

On March 14, 2007, a subsidiary of the Company entered into an agreement with Emmis Television Broadcasting, L.P. ("Emmis"), the subsidiary's partner in The Daily Buzz, LLC venture, and reacquired Emmis' 50% share of the venture for $1. Emmis also agreed to make a final capital contribution to the venture in an amount of $150,000, which approximates their 50% share of the losses expected for the quarter ended March 31, 2007. As a result, the Company will, through its subsidiary, fully control the operations of the venture and be solely responsible for its funding and losses.

ACME Communications, Inc.

VALUATION AND QUALIFYING ACCOUNTS

For The Years Ended December 31, 2006 and 2005 and 2004

(In thousands)

Allowance for Doubtful Accounts	Balance at Beginning of Period	Additions Charged to Expense	Deductions	Adjustment Due to Deconsolidation	Balance at End of Period
Year ended December 31, 2006	$ 793	$ 264	$ 306	$ (40)	$ 711
Year ended December 31, 2005	$ 839	$ 355	$ 401	$ --	$ 793
Year ended December 31, 2004	$ 770	$ 347	$ 278	$ --	$ 839

EXHIBIT INDEX

Exhibit Number	Description
3.1 (1)	Form of Restated Certificate of Incorporation of ACME Communications, Inc.
3.2 (1)	Form of Restated Bylaws of ACME Communications, Inc.
4.1 (1)	Form of Stock Certificate of ACME Communications, Inc.
10.1 (2)	Employment Agreement, dated October 5, 1999, by and between ACME Communications, Inc. and Douglas Gealy.†
10.2 (2)	Employment Agreement, dated October 5, 1999, by and between ACME Communications, Inc. and Thomas Allen.†
10.3 (2)	Consulting Agreement, dated October 5, 1999, by and between ACME Communications, Inc. and Jamie Kellner.†
10.4 (3)	Employment Agreement, dated October 21, 2004 by and between ACME Communications, Inc. and Edward Danduran.†
10.5 (4)	Loan and Security Agreement by and among ACME Television, LLC, the Lenders that are signatories thereto and Fortress Credit Corp., as Arranger and Administrative Agent, dated November 8, 2004.
10.6 (5)	1999 Stock Incentive Plan†
10.7 (6)	Stock Purchase Agreement among ACME Communications, Inc., ACME Television, LLC and Tribune Broadcasting Company dated December 27, 2002.
10.8 (6)	Asset Purchase Agreement among ACME Communications, Inc., ACME Television of Oregon, LLC, ACME Television, Licenses of Oregon, Tribune Broadcasting Company and Tribune Radio Denver, Inc. dated December 27, 2002.
10.9 (1)	Form of Registration Rights Agreement, by and among ACME Communications, Inc. and parties on the signature page thereto.
10.10 (7)	First Amendment to Employment Agreement between Douglas Gealy and ACME Communications, Inc. dated August 26, 2003.
10.11 (7)	First Amendment to Employment Agreement between Thomas Allen and ACME Communications, Inc. dated August 26, 2003.
10.12 (7)	First Amendment to Consulting Agreement between Jamie Kellner and ACME Communications, Inc. dated August 26, 2003.
10.13 (8)	Form of Indemnification Agreement for Executive Officers and Directors
10.14 (3)	First Amendment to the Second Amended and Restated Loan Agreement by and among ACME Television, LLC, the Lenders that are signatories thereto and Wells Fargo Foothill, Inc., as Arranger and Administrative Agent, dated March 9, 2005.
10.15 (9)	Asset Purchase Agreement Dated August 8, 2005 between ACME Television of Utah, LLC, ACME Television Licenses of Utah, LLC, Clear Channel Broadcasting, Inc. and Clear Channel Broadcasting Licenses, Inc.
10.16 (9)	Second Amendment to the Loan and Security Agreement by and among ACME Television, LLC, the Lenders that are signatories thereto and Fortress Credit Corp., as Arranger and Administrative Agent, dated November 7, 2005.

10.17 (10)	Agreement between ACME Television, LLC and The CW Network dated March 9, 2006.**
10.18 (10)	Agreement between ACME Television of New Mexico, LLC and MyNetworkTV dated March 10, 2006.
10.19 (11)	Third Amendment to the Second Amended and Restated Loan and Security Agreement by and among ACME Television, LLC, the Lenders that are signatories thereto and Fortress Credit Corp., as Arranger and Administrative Agent, dated March 29, 2006.
10.20 (11)	Third Amended and Restated Loan Agreement by and among ACME Television, LLC, the Lenders that are signatories thereto and Wells Fargo Foothill, Inc., as Arranger and Administrative Agent, dated March 29, 2006.
10.21 (12)	Asset Purchase Agreement Dated May 12, 2006 between ACME Television of Florida, LLC, ACME Television Licenses of Florida, LLC and Sun Broadcasting, Inc.
10.22 (13)	Second Amendment to Consulting Agreement between Jamie Kellner and ACME Communications, Inc. dated August 10, 2006. †
10.23 (13)	Second Amendment to Employment Agreement between Douglas E. Gealy and ACME Communications, Inc. dated August 10, 2006.†
10.24 (13)	Second Amendment to Employment Agreement between Thomas D. Allen and ACME Communications, Inc. dated August 10, 2006.†
10.25 (14)	First Amendment to the Third Amended and Restated Loan Agreement by and among ACME Television, LLC, the Lenders that are signatories thereto and Wells Fargo Foothill, Inc., as Arranger and Administrative Agent, dated August 30, 2006.
10.26 (15)	Second Amendment to the Third Amended and Restated Loan Agreement by and among ACME Television, LLC, the Lenders that are signatories thereto and Wells Fargo Foothill, Inc., as Arranger and Administrative Agent, dated February 15, 2007.
21	Subsidiaries of ACME Communications, Inc.
23.1	Consent of KPMG LLP, Independant Registered Public Accounting Firm.
23.2	Consent of Mayer Hoffman McCann, P.C.
24.1	Power of Attorney (contained on "Signatures" page).
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) under the Securities and Exchange Act of 1934, as amended
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) under the Securities and Exchange Act of 1934, as amended
32	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to the Registration Statement for ACME Communications, Inc. on Form S-1, File No. 333-84191, filed on September 29, 1999.

(2) Incorporated by reference to ACME Communications, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.

(3) Incorporated by reference to ACME Communications, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004.

(4) Incorporated by reference to ACME Communications, Inc.'s Current Report on Form 8-K filed on November 12, 2004.

(5) Incorporated by reference to ACME Communications, Inc.'s Registration Statement on Form S-8 filed on April 12, 2002.

(6) Incorporated by reference to ACME Communications, Inc.'s Current Report on Form 8-K filed on December 31, 2002.

(7) Incorporated by reference to ACME Communications, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(8) Incorporated by reference to ACME Communications, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003.

(9) Incorporated by reference to ACME Communications, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

(10) Incorporated by reference to ACME Communications, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005.

(11) Incorporated by reference to ACME Communications, Inc.'s Report on Form 8-K filed on April 7, 2006.

(12) Incorporated by reference to ACME Communications, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

(13) Incorporated by reference to ACME Communications, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(14) Incorporated by reference to ACME Communications, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(15) Incorporated by reference to ACME Communications, Inc.'s Current Report on Form 8-K filed on February 22, 2007.

** portions of the exhibit have been omitted pursuant to the Company's request for confidential treatment.

† denotes management contract or compensatory plan or arrangement.

(This page intentionally left blank.)

COMPARISON OF CUMULATIVE TOTAL RETURNS

The following graph compares the cumulative total stockholder return on a $100 investment in our common stock with the cumulative total return of a $100 investment in (a) the NASDAQ Composite Index and (b) a composite index of the following three peer companies: (1) Hearst-Argyle Television, Inc., (2) Sinclair Broadcasting Group, Inc. and (3) Young Broadcasting Inc. Our peers were selected by the Company on a line-of-business basis and weighted for market capitalization.

The graph is intended to provide a relevant comparison of total returns for the five-year period from December 31, 2001 through December 31, 2006. The total return on the common stock is measured by dividing the difference between the common stock price at the end and the beginning of the measurement period by the common stock price at the beginning of the measurement period. The graph for our Company and each of the indices also assumes the reinvestment of dividends. Note: We caution that past stock price performance shown for our common stock is not necessarily indicative of future price performance.

December 31, 2001 to December 31, 2006



Value of $100 Invested
$150.00
$100.00
$50.00
$0.00
ACME
Peer Group
NASDAQ Composite

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
ACME	100.00	118.25	130.27	104.01	52.67	74.48
Peer Group	100.00	109.01	130.09	111.92	98.08	105.83
NASDAQ Composite	100.00	68.47	102.72	111.54	113.07	123.84

The foregoing performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates such performance graph by reference therein.

BOARD OF DIRECTORS

Jamie Kellner
Chairman and Chief Executive Officer

Douglas Gealy
President, Chief Operating Officer

Thomas Allen
Executive Vice President & Chief Financial Officer, Treasurer and Secretary

John Conlin
Managing Director
Tano Capital

Michael Corrigan
Co-Founder and Principal
Shelbourne Capital Partners LLC

Thomas Embrescia
Chairman
Second Generation Television

Brian McNeill
Managing General Partner
Alta Communications

Frederick Wasserman
Consultant

INDEPENDENT PUBLIC ACCOUNTANTS

Mayer Hoffman McCann, P.C.
11601 Wilshire Blvd., Suite 2300
Los Angeles, CA 90025

TRANSFER AGENT & REGISTRAR

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204-2991
818-502-1404

COMMON STOCK

The Company's Common Stock trades on the NASDAQ Global Market under the symbol ACME

STATIONS

KWBQ CW - 19
Albuquerque - Santa Fe

KASY MyNetworkTV - 50
Albuquerque - Santa Fe

WBDT CW - 26
Dayton

WBXX CW - 20
Knoxville

WIWB CW - 14
Green Bay - Appleton

WBUI CW - 23
Champaign - Springfield - Decatur

WBUW CW - 57
Madison

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Friday, June 1, 2007, at 9:00 a.m. (local time) at 11601 Wilshire Blvd., Suite 2300, Los Angeles, CA

FINANCIAL INFORMATION

Analysts, stockholders and investors interested in obtaining additional information may contact the Company at 714-245-9499 or may visit our corporate website at www.acmecommunications.com

CORPORATE OFFICES

2101 E. Fourth Street, Suite 202A
Santa Ana, California 92705
714-245-9499; fax: 714-245-9494

and

11500 Olive Blvd., Suite 258
St. Louis, Missouri 63141
314-989-0566; fax 314-989-0616

ACME COMMUNICATIONS

2101 E. Fourth Street, Suite 202A
Santa Ana, California 92705

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

JUNE 1, 2007

To Our Stockholders:

ACME Communications, Inc. will hold its Annual Meeting of Stockholders at 11601 Wilshire Blvd., Suite 2300, Los Angeles, California on Friday, June 1, 2007 at 9:00 a.m. (local time) for the following purposes:

1. To elect eight directors;

2. To ratify the appointment of Mayer Hoffman McCann P.C. as our independent accountants for 2007; and

3. To transact such other business as may properly come before the meeting.

Stockholders who owned stock at the close of business on April 27, 2007 are entitled to vote at this meeting and any adjournments. Even though you may plan to attend the meeting, we ask that you sign and date the enclosed proxy card, and return it without delay in the enclosed postage-paid envelope. If you are present, you may withdraw your proxy card and vote in person.

Please sign, date and mail the enclosed proxy card promptly in the enclosed envelope so that your shares of stock may be present at the meeting.

By order of the Board of Directors,

Jamie Kellner
Chairman of the Board and
Chief Executive Officer

April 30, 2007

ACME COMMUNICATIONS, INC.
2007 PROXY STATEMENT
TABLE OF CONTENTS

ACME COMMUNICATIONS

2101 E. Fourth Street, Suite 202A
Santa Ana, California 92705

PROXY STATEMENT

FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD JUNE 1, 2007

GENERAL

The Board of Directors of ACME Communications, Inc. (the "Company") is soliciting the enclosed proxy for use at our Annual Meeting of Stockholders to be held on Friday, June 1, 2007 at 11601 Wilshire Blvd., Suite 2300, Los Angeles, California at 9:00 a.m. (local time) and at any adjournment thereof (the "Annual Meeting" or the "Meeting"). The approximate date on which this Proxy Statement and the enclosed form of proxy are first being sent or given to stockholders is May 7, 2007.

We will vote all valid and properly executed proxies that we receive before the Annual Meeting in accordance with the instructions specified in the proxy. If proxies do not give any instructions, we will vote shares **FOR**: (1) the election of the named nominees for director and (2) the ratification of Mayer Hoffman McCann P.C.'s appointment as our independent accountants for 2007. As to any other business which may properly come before the Annual Meeting, the persons named in such proxies will vote in accordance with their best judgment.

You may revoke your proxy at any time before it is actually voted at the Annual Meeting. You may do this by (a) delivering to the Secretary of the Company, at or prior to the Annual Meeting, an instrument of revocation or another proxy bearing a date or time later than the date or time of the proxy being revoked or (b) voting in person at the Annual Meeting. Mere attendance at the Annual Meeting will not serve to revoke your proxy.

We will pay the cost of this proxy solicitation. Brokers and nominees should forward soliciting materials to the beneficial owners of the stock such brokers and nominees hold of record. We will reimburse them for their reasonable forwarding expenses. Our directors, officers and regular employees, without extra compensation, may solicit proxies personally, by telephone, by mail or by other means of communication.

VOTING SECURITIES

Each share of common stock has one vote on all matters submitted to our stockholders at the Annual Meeting. Stockholders of record at the close of business on April 27, 2007 are entitled to vote at the Annual Meeting. On April 27, 2007, our issued and outstanding voting securities consisted of 16,046,763 shares of common stock.

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority in voting power of the outstanding shares of our common stock entitled to vote will constitute a quorum for the meeting. Assuming such a quorum is present, for the purpose of electing directors, the affirmative vote of a plurality of votes cast is necessary to approve the election of a director. For the purpose of approving all other proposals presented to our stockholders at the Annual Meeting, the affirmative vote of a majority in voting power of the shares of common stock that are present in person or by proxy and entitled to vote thereon is necessary for approval.

Counting of Votes

Our inspector of elections will count all votes cast in person, by proxy or by written consent at the meeting. Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum, and will be treated as votes cast and have the same effect as a vote against a proposal. Under Delaware law, if you hold your shares in "street name" through a broker or nominee and do not provide specific voting instructions with respect to any matter, your broker or nominee will have discretionary authority to vote on routine matters and those shares will be counted for general quorum purposes.

BOARD OF DIRECTORS

Election of Directors

The nominees proposed for election are Jamie Kellner, Douglas Gealy, Thomas Allen, John Conlin, Michael Corrigan, Thomas Embrescia, Brian McNeill and Frederick Wasserman. Each of these nominees has been proposed by the Nominating and Governance Committee and will serve until the annual meeting of stockholders in 2008 or until his successor is elected and qualified.

Each nominee has indicated his willingness to serve if elected, but if any nominee should become unable to serve, we will vote your proxies for the election of such other person as our directors select.

Nominees for Election as Directors

The following table sets forth information about our directors as of April 27, 2007, each of whom is a nominee for election as a director.

Name	Age	Position	Year First Elected / Appointed
Jamie Kellner	60	Chairman of the Board and Chief Executive Officer	1997
Douglas Gealy	46	President, Chief Operating Officer and Director	1997
Thomas Allen	54	Executive Vice President, Chief Financial Officer and Director	1997
John Conlin	48	Director	2005
Michael Corrigan	49	Director	2004
Thomas Embrescia	60	Director	1998
Brian McNeill	51	Director	1999
Frederick Wasserman	52	Director	2006

Jamie Kellner is one of our founders and has served as our Chief Executive Officer and Chairman of the Board since 1997. Mr. Kellner was also a founder and served as Chairman and Chief Executive Officer of The WB Network from 1993 to 2004. Additionally, from March 2001 through March 2003, Mr. Kellner served as Chairman and Chief Executive Officer of AOL Time Warner's Television Networks division. Mr. Kellner was President of Fox Broadcasting Company from its inception in 1986 to 1993.

Douglas Gealy is one of our founders and has served as our President and Chief Operating Officer and as a member of our Board since 1997. Before founding ACME, Mr. Gealy served for one year as Executive Vice President of Benedek Broadcasting Corporation. From 1991 to 1996, Mr. Gealy was a Vice President and General Manager of WCMH and, under a local marketing agreement, WWHO, both of which are television stations in Columbus, Ohio, and following the acquisition of these stations by NBC, served as President and General Manager of these stations.

Thomas Allen is one of our founders and has served as our Executive Vice President and Chief Financial Officer and as a member of our Board since 1997 and from June 1996 until 1997 was involved in development activities for ACME. From August 1993 to May 1996, Mr. Allen was the Chief Operating Officer and Chief Financial Officer for Virgin Interactive Entertainment. Before that, Mr. Allen served as Senior Vice President and Chief Financial Officer of Fox Broadcasting Company from its inception in 1986 to 1993.

John Conlin has served as a member of our Board since February 2005. Mr. Conlin is the Co-President of NWQ Investment Management Company, LLC ("NWQ"), a position he's held since May 2006. NWQ is an asset management subsidiary of Nuveen Investments, Inc. Prior to joining NWQ, Mr. Conlin was a managing director of Tano Capital, an international investment management firm, from January 2004 to May 2006. From 2001 through 2003, Mr. Conlin served as the Chief Executive Officer of Robertson Stephens, Inc., an investment banking firm, and as its Chief Operating Officer from 1999 through 2001. Prior to that, he enjoyed a 16-year career at Credit Suisse First Boston, serving in a variety of executive roles in areas such as U.S. Institutional Sales, European Equities, and European Emerging Markets. Mr. Conlin also serves on the Board of Directors of Pope Resources (NASDAQ: POPEZ) and also serves on the Corporate Advisory Board of the University of Michigan.

Michael Corrigan was appointed to the Board in April 2004. Mr. Corrigan is a media and entertainment executive and consultant. He is currently Vice Chairman of Afterburner Films, an independent motion picture producer. He also serves on the board of directors and audit committee of the board of directors of Atari, Inc. (NASDAQ: ATAR), a publisher and distributor of videogames. He is also a principal of Shelbourne Capital Partners, LLC, ("Shelbourne"), a company which he co-founded in

1999. Shelbourne is a financial advisory and merchant banking firm that focuses on media, entertainment and early stage software companies. Prior to forming Shelbourne, he was a private investor. From 1997 to 1998, Mr. Corrigan served as Senior Executive Vice President and Chief Financial Officer at Metro-Goldwyn-Mayer Inc. Before that, from 1978 to 1997, Mr. Corrigan held various positions in a 19-year career with the international accounting firm, Price Waterhouse LLP, including as senior partner in the firm's Entertainment, Media and Communications practice.

Thomas Embrescia has served as a member of our Board since we acquired WTVK, a television station, from Second Generation Television, Inc. in June 1998. Mr. Embrescia is the Chairman and principal investor of Second Generation Television, a company he formed in 1993. In addition, he also serves as Chairman and Chief Executive Officer and is a principal investor in several other media and marketing related businesses, including Employ Media LLC, the official operator of the top level domain called .jobs. Mr. Embrescia has over 32 years of experience in the broadcasting and media industry.

Brian McNeill has served as a member of our Board since July 1999. Since 1996, he has been the Managing General Partner of Alta Communications, a private venture capital firm he co-founded, which specializes in the communications industry. Since 1986, Mr. McNeill has been a general partner of various funds affiliated with Burr, Egan, Deleage & Co., a private equity firm which specializes in investments in the communications and technology industries. He currently serves on the board of Radio One, Inc., a publicly traded company on the NASDAQ Global Market, and on the boards of several private companies in the radio and television business.

Frederick Wasserman has served as a member of our Board since December 2006. Mr. Wasserman currently provides financial and management consultant services to small and micro-cap companies. From 2005 through 2006, Mr. Wasserman served as Chief Operating and Chief Financial officer of Mitchell & Ness Nostalgia Company, a manufacturer and distributor of licensed sportswear. From 2002 through 2005, he served as the President of Goebel of North America, the U.S. subsidiary of W. Goebel Porzellanfabrik GmbH & Co., an international manufacturer of collectibles, gifts and home decor, which he joined in 2001 as the Chief Financial Officer. From 1995 to 2001, Mr. Wasserman served in various management positions for Papel Giftware, a privately owned giftware company. Mr. Wasserman currently serves on the board of directors of Allied Defense Group, Inc., a publicly traded company on the American Stock Exchange and of TeamStaff, Inc., a publicly traded company on the NASDAQ Global Market.

The Board of Directors has, and upon re-election of the eight nominees, will have one vacancy. Messrs. Kellner, Gealy and Allen, who are officers of the Company, are not independent directors. The Board has determined that Messrs. Conlin, Corrigan, Embrescia, McNeill and Wasserman are independent directors within the meaning of the rules and regulations of the Securities and Exchange Commission ("SEC") and the NASDAQ Stock Market Marketplace Rules ("NASDAQ Rules").

The Board of Directors unanimously recommends a vote FOR the election of the directors listed above. Unless otherwise directed in the accompanying proxy, the persons named therein will vote for the election of the above nominees.

Directors' Compensation

Director Compensation Table

The following table sets forth the compensation earned for the year ended December 31, 2006 for services performed for us as a director by each member of our Board of Directors, other than Jamie Kellner, Douglas Gealy and Thomas Allen, who are also executive officers of the Company. Please see the Summary Compensation Table for compensation information relating to Messrs. Kellner, Gealy and Allen.

Name	Fees Earned or Paid in Cash ($)(2)	Option Awards ($)(3)(4)	All Other Compensation ($)	Total ($)
James Collis (1)	--	--	--	--
John Conlin	20,000	--	--	20,000
Michael Corrigan	28,000	--	--	28,000
Thomas Embrescia	--	--	--	--
Brian McNeill	--	--	--	--
Frederick Wasserman	550	13,636	--	13,636

(1) Mr. Collis resigned from the Company's Board of Directors effective April 10, 2007.

(2) Mr. Corrigan's fees include S8,000 as additional compensation for chairing the Audit Committee.

(3) This amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with Statement of Financial Accounting Standards No. 123R, Share-based Payments ("SFAS 123R"), of an award granted pursuant to our 1999 Stock Incentive Plan. The full grant date fair value of this award, computed in accordance with SFAS 123R, was approximately $53,000. See Note 2 of the consolidated financial statements in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2006 regarding assumptions underlying the valuation of equity awards.

(4) As of December 31, 2006, each of the following directors had stock options outstanding to purchase shares of our common stock in the aggregate amounts set forth in the table below, subject to the terms of their award agreements:

Name	Aggregate Number of Shares Underlying Stock Options
John Conlin	20,000
Michael Corrigan	20,000
Frederick Wasserman	20,000

Directors who also are employees of the Company are not paid any fees or remuneration, as such, for their service on the Board of Directors or on any Board committee. The Company does not have a standard compensation arrangement with its non-employee directors. Messrs. Collis, Embrescia and McNeill did not receive any cash compensation for their service on the Board of Directors in 2006. Messrs. Conlin, Corrigan and Wasserman receive an annual fee of $20,000, payable quarterly in arrears, for their service on the Board of Directors. Mr. Corrigan receives an additional annual fee of $8,000 for his service as the Chairman of the Audit Committee. No other directors receive additional compensation for service on any committees of the Board. All non-employee directors are eligible to participate in our 1999 Stock Incentive Plan. The Company does not have an established policy for equity awards to non-employee directors based on a non-discretionary formula, and all such option grants are determined in the discretion of the Board. On December 21, 2006, Mr. Wasserman was granted options to purchase 20,000 shares of the Company's stock, at an exercise price of $4.89 per share, the closing price of our stock on the date of the option grant. The option vested 25% on the date of grant and vests an additional 25% on each of the succeeding three anniversaries of the issue date. No other grants of stock options were made to our directors in 2006. All directors are reimbursed for expenses they incur in attending Board and committee meetings.

Board of Directors Meetings

The Board of Directors met six times during 2006. Each of our directors attended at least 75% of the aggregate number of board meetings and meetings of committees on which he served in 2006.

Board Committees and Corporate Governance

We have an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each Committee operates under a written charter adopted by our Board of Directors. The full text of all of our committee charters is available on the Company's website at www.acmecommunications.com.

Audit Committee

Our Audit Committee is comprised of Michael Corrigan (Chairman), John Conlin and Frederick Wasserman. Our Board has determined that each Audit Committee member is independent, and Messrs. Corrigan and Wasserman are financial experts under the rules and regulations of the SEC and the NASDAQ Rules. Our Audit Committee engages our independent public accountants, reviews with the independent public accountants the plans and results of such audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees, reviews the adequacy of our internal accounting controls and reviews our critical accounting policies and is responsible for overseeing a variety of other accounting and financial reporting issues as enumerated in its charter. The Audit Committee met five times in 2006.

Compensation Committee

Our Compensation Committee is comprised of Brian McNeill (Chairman) and Thomas Embrescia. The committee evaluates the compensation and employment agreement terms of our executive officers and makes recommendations to the Board regarding such matters. The Committee also administers our 1999 Stock Incentive Plan. The Compensation Committee met three times in 2006.

Nominating and Governance Committee

Our Nominating and Governance Committee was formed in April 2004 and is comprised of Michael Corrigan, Thomas Embrescia, Brian McNeill and Frederick Wasserman. The board has determined that each of the members of the committee qualifies as an independent director as defined under the NASDAQ Rules. The Nominating and Governance Committee identifies, evaluates and recommends to the Board candidates for appointment or election to the board, as appropriate. It also evaluates the nature, structure and composition of other Board committees. In connection with Mr. Wasserman's appointment to the board in December 2006, the committee discussed Mr. Wasserman's candidacy and qualifications and, upon consensus of the committee, recommended to the board that Mr. Wasserman be appointed director. In April 2007, upon the resignation of James Collis from our Board of Directors, our Board appointed Mr. Wasserman to the Nominating and Governance Committee and appointed him to replace Mr. Collis as the committee's chairman. The committee has met and determined that all those persons named as nominees in this proxy statement be nominated for election to the Board of Directors. The committee will meet at other times as needed to consider candidates to fill any vacancies that may occur.

At least once a year, the committee will consider whether the number of directors is appropriate for the Company's needs and recommend to the Board any changes in the number of directors and evaluate the performance of the Board and its committees. In addition, the committee (a) oversees the evaluation of the Board and management and (b) develops and recommends to the Board a set of corporate governance principles. The committee will monitor and reassess from time to time these corporate governance principles. The committee met twice in 2006.

A stockholder may submit the name of a director candidate for consideration by the Nominating and Governance Committee by writing to: Nominating and Governance Committee, ACME Communications, Inc., 2101 E. Fourth St., Suite 202A, Santa Ana, CA 92705. The stockholder must submit the following information in support of the candidate: (a) the name and address of the stockholder recommending the candidate; (b) a representation that the stockholder recommending the candidate is a stockholder of the Company's stock; (c) a description of any arrangement or understanding between the stockholder and the candidate and any other person or persons regarding the stockholder's submission of the candidate's name for consideration and identifying such person or persons by name, address and affiliation with the stockholder, the candidate, and the Company, if any; (d) such other information regarding the candidate as the Company would be required to include in a proxy statement filed pursuant to the proxy rules of the SEC if the Board were to nominate the candidate for election as a director or if the Board were to appoint the candidate as a director; (e) the consent of the candidate to be identified to the board for consideration and to be identified in the proxy; and (f) the consent of the candidate to serve as a director if elected. The committee may refuse to consider any candidate for whom the stockholder fails to provide the information mentioned above.

In evaluating a director candidate, the Nominating and Governance Committee will consider the candidate's independence, character, corporate governance skills and abilities, business experience, training and education, commitment to performing the duties of a director, and other skills, abilities or attributes that fill specific needs of the board or its committees. The committee will use the same criteria in evaluating candidates suggested by stockholders as for candidates suggested by other sources.

Code of Conduct and Ethics

Our Board of Directors has adopted a Code of Conduct and Ethics which applies to all directors, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and employees. The full text of our Code of Conduct and Ethics is available on our website at www.acmecommunications.com. We intend to disclose future amendments to certain provisions of the Code of Conduct and Ethics, and any waivers of provisions of the Code of Conduct and Ethics required to be disclosed under the rules of the SEC, at the same location on our website.

Annual Stockholders Meeting

It is our policy that all directors make every reasonable effort to attend the annual stockholder meeting, either in person or by telephone. Messrs. Kellner, Allen and Corrigan were physically present at the Company's 2006 Annual Stockholders Meeting, held in Los Angeles, California, on June 9, 2006. All of our other directors were present by telephone.

Stockholder Communications

Stockholders may communicate with any director, the entire Board, or any committee by sending a letter to that person(s), care of the Company's Secretary, at 2101 E. Fourth St., Suite 202A, Santa Ana, CA 92705, or by sending an e-mail to them at: board@acmecomm.com. The Secretary will log in all such correspondence and forward the relevant letters and emails to the addressee(s) for appropriate action. Messages pertaining to administrative matters, ordinary business matters, personal grievances, and similar issues will be handled by the Secretary.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following contains information regarding the beneficial ownership of our common stock as of April 27, 2007, for:

- holders or groups of related holders who, individually or as a group, are known to us to be the beneficial owners of 5% or more of our common stock;
- each of our Named Executive Officers (as defined and set forth on the Summary Compensation Table);
- each director;
- our executive officers and directors as a group.

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 16,046,763 shares of common stock outstanding as of April 27, 2007. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes the shares over which the person has voting or investment power with respect to the securities. Shares subject to options that are exercisable within 60 days following April 27, 2007 are deemed to be outstanding and beneficially owned by the optionee for purposes of computing share and percentage ownership of that optionee, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise noted, the address for each person or entity named below is c/o ACME Communications, Inc. 2101 E. Fourth Street, Suite 202A, Santa Ana, California 92705.

	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Jamie Kellner (1)	1,211,118	7.36%
Douglas Gealy (1)	911,190	5.56%
Thomas Allen (1)	908,525	5.54%
Edward Danduran (1)	81,883	*
John Conlin (1)	42,800	*
Michael Corrigan (1)	17,500	*
Thomas Embrescia (2)	96,777	*
Brian McNeill (3)	1,209,382	7.54%
Frederick Wasserman (1)	5,000	*
All directors and executive officers as a group (9 persons) (1)	4,484,175	25.97%
Wynnefield Capital Management LLC (4)	2,673,647	16.66%
CEA Capital Partners USA, LP (5)	1,535,360	9.57%
Dimensional Fund Advisors LP (6)	1,348,039	8.40%
Alta Communications, Inc./Burr, Egan, Deleage & Co., Inc. (3)	1,209,382	7.54%
West Creek Capital, Inc. (7)	1,160,078	7.23%
Gabelli Investors, Inc. et al (8)	963,535	6.00%

* Represents beneficial ownership of less than 1%.

(1) Messrs. Kellner, Gealy, Allen, Danduran, Conlin, Corrigan and Wasserman hold stock options for 419,318, 342,614, 342,614, 48,000, 15,000, 15,000 and 5,000 shares, respectively, that are fully exercisable or exercisable within 60 days of April 27, 2007, and, therefore, are included in the shares owned.

(2) Excludes 47,229 shares held by each of the following trusts, 1994 Embrescia FITrust f/b/o F.M. Embrescia, 1994 Embrescia FITrust f/b/o M.M. Embrescia, 1994 Embrescia FITrust f/b/o A.M. Embrescia. The shares are held in these trusts for the benefit of Mr. Embrescia's children. Mr. Embrescia disclaims beneficial ownership of such shares.

(3) Includes 57,862 shares held by Alta Subordinated Debt Management III, LP, 1,125,892 shares held by Alta

Communications VI, LP, and 25,628 shares held by Alta Comm S by S, LLC. Alta Subordinated Debt Management III, L.P. is managed by Burr, Egan, Deleage & Co., Inc. and Alta Communications VI, L.P. and Alta Comm S By S, LLC are indirectly managed by Alta Communications, Inc. which may be deemed to have investment power with respect to the shares held by these partnerships. Mr. McNeill is the general partner of the general partner of Alta Subordinated Debt Management III and of Alta Communications VI and is a member of Alta Comm S by S, and may be deemed to have investment power with respect to the shares owned by these funds. Mr. McNeill disclaims beneficial ownership of the shares held by these funds, except to the extent of his proportionate pecuniary interest therein. The address for both Alta Communications, Inc. and Burr, Egan, Deleage & Co., Inc., which have common ownership, is 200 Clarendon Street, 51st Floor, Boston, MA 02116.

(4) Based solely on a Form 4 dated January 31, 2007. The address for Wynnefield Capital Management, LLC is 450 Seventh Avenue, Suite 509, New York, NY 10123.

(5) Includes 1,173,476 shares held by CEA Capital Partners USA, L.P. and 361,884 shares held by CEA Capital Partners USA CI, L.P., two limited partnerships. The address for Seaport Capital, LLC is 199 Water Street, 20th Floor, New York, New York 10038.

(6) Based solely on a Schedule 13G/A filing dated February 9, 2007. The address for Dimensional Fund Advisors LP is 1299 Ocean Avenue, Santa Monica, CA 90401.

(7) Based solely on a Schedule 13G/A filing dated February 15, 2007. The address for West Creek Capital, Inc. is 1919 Pennsylvania Avenue, NW, Suite 725, Washington, D.C. 20006.

(8) Based solely on a Schedule 13F-HR filing dated February 14, 2007. The address for Gabelli Investors, Inc. et al is One Corporate Center, Rye, NY 10580.

No director, officer, affiliate of the Company or record owner of more than five percent of the Common Stock, or any associate of such person, is a party adverse to the Company in any material pending legal proceeding or has a material interest adverse to the Company in such proceeding.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. These persons are required by regulation of the SEC to furnish us with copies of all Section 16(a) forms they file.

Based on written confirmations from all directors and officers subject to Section 16(a) with respect to our Company, during 2006 all such persons complied with the filing requirements of that Section.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2006, there has not been, nor is there any proposed transaction where we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation agreements and other agreements and transactions which are described elsewhere in this proxy statement and the transactions described below. We believe that the agreements and transactions described below were generally on terms that were comparable to terms we could have obtained from unaffiliated third parties.

Policies and Procedures for Related Party Transactions

Pursuant to its written charter, the Audit Committee of the Board of Directors is responsible for reviewing and approving all related party transactions. The Audit Committee monitors and reviews potential conflict of interest situations involving a principal stockholder, a member of the Board of Directors or senior management.

Registration Rights

We have a registration rights agreement with all of our pre-initial public offering investors who still hold our capital stock, including Messrs. Kellner, Allen, Gealy, Embrescia and McNeill and their affiliates. At any time, these stockholders, holding an aggregate of at least 25% of the stock covered by this registration rights agreement, may demand that we file a registration statement covering our securities held by them. However, the securities to be registered must have an anticipated aggregate public offering price of at least $10.0 million. These stockholders can effect two such demand registrations.

In addition, at any time we are eligible to use a Registration Statement on Form S-3 to register an offering of our securities, these stockholders may request that we file a registration statement on Form S-3 covering all or a portion of our securities held by them, if the aggregate public offering price is at least $2.0 million. These stockholders can request that we file two S-3 registration statements per year. In addition, these stockholders have piggyback registration rights. If we propose to register any common stock, these stockholders may require us to include all or a portion of their securities in such registration.

These registration rights are subject to our right to delay the filing of a registration statement, not more than once in any 12-month period, for not more than 90 days.

We would bear all registration expenses incurred in connection with these registrations. The stockholders would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities.

The registration rights of each stockholder under this registration rights agreement terminate when such stockholder transfers its securities under Rule 144 promulgated under the Securities Act or their shares have otherwise been transferred.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The primary objective of our compensation policies and programs with respect to executive compensation is to serve our stockholders by attracting, retaining and motivating talented and qualified individuals to manage and lead our business. We focus on providing a competitive compensation package which provides both short and long-term incentives for the achievement of measurable corporate and individual performance objectives. The Compensation Committee is responsible for evaluating and making recommendations to the Board concerning the compensation levels of our executive officers. Our Compensation Committee and Board review a number of factors in making their decisions, including recommendations of management. Future decisions regarding executive compensation will continue to be the responsibility of our Compensation Committee.

In 2006, we compensated our senior management primarily through base salaries at levels that we believed were comparable to executives of companies of similar size and stage of development. The Compensation Committee recommended the approval of, and the Board approved, Messrs. Kellner's, Gealy's and Allen's consulting and employment agreements and the August 10, 2006 amendments extending the terms of those agreements through September 30, 2009.

Elements of Executive Compensation

Base Salary or Consulting Fee

We seek to provide our senior management with a level of base salary (or, in the case of Mr. Kellner, base consulting fee) in the form of cash compensation appropriate to their roles and responsibilities. Base salaries for our executives are established based on the executive's qualifications, experience, scope of responsibilities, future potential and past performance, as well as the salaries paid by comparable companies for similar positions. Although base salaries are reviewed annually and adjusted from time to time to realign salaries with market levels, Messrs. Kellner, Gealy and Allen have not been given an increase in their base salaries (or, in the case of Mr. Kellner, his base consulting fee) since January 1, 2002. Mr. Danduran has not received an increase in his base salary since January 1, 2004. The decisions not to raise base salaries has been based on numerous factors including the individual responsibilities, performance and experience of each executive and the downsizing of our Company as well as the general economic uncertainties and continuing uncertain television advertising demand and the resultant impact on the Company and the industry.

Incentive Cash Bonuses

Our practice is to award incentive cash bonuses to our executive officers based upon their individual performance as well as business and strategic objectives of the Company. In 2006, no bonuses were awarded to our executive officers as business conditions continued to be challenging for the Company. The Company expects to continue its informal discretionary plan for 2007 and beyond and will utilize incentive cash bonuses to reward executives for achieving financial and operational goals and for achieving individual performance objectives.

Long-Term Equity Compensation

We believe that long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards. Because Messrs. Kellner, Gealy and Allen own significant amounts of Company stock that we believe align their interests with the stockholders, we have not granted any awards to these executives since our initial public offering in September 1999. From time to time, we grant other officers or employees of the Company and its operating subsidiaries stock options, which generally vest over a three year period, to provide a long-term incentive to such executives, provide them with an opportunity to obtain an ownership interest in our company and further align their interests with the interests of our stockholders. In recent years we have reduced the use of equity incentives. No stock options were granted to any of our employees in 2006.

Other Compensation

Our executive officers are eligible to receive the same benefits that are available to all employees. Certain additional benefits may be provided to our executives such as a Company provided automobile, but each on a case-by-case basis.

Summary Compensation Table

The following table shows information regarding the compensation earned during the fiscal year ended December 31, 2006 by our Chief Executive Officer, Chief Financial Officer and our two other executive officers whose total compensation exceeded $100,000 during that fiscal year (the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation (2)($)	Total ($)
Jamie Kellner *Chairman of the Board and Chief Executive Officer*	2006	258,500(1)	--	--	--	258,500
Douglas Gealy *President and Chief Operating Officer*	2006	387,750	--	--	9,420	397,170
Thomas Allen *Executive Vice President and Chief Financial Officer*	2006	387,750	--	--	15,112	402,862
Edward Danduran *Vice President and Controller*	2006	175,000	--	--	5,250	180,250

(1) For Mr. Kellner, this amount is his consulting fee.

(2) The amounts disclosed in this column represent the following other compensation:

	Company Matching Contributions Under 401(k) Plan ($)	Personal Use of Company Automobile ($)	Total ($)
Douglas Gealy	6,600	2,820	9,420
Thomas Allen	6,600	8,512	15,112
Edward Danduran	5,250	--	5,250

EMPLOYMENT ARRANGEMENTS AND AGREEMENTS

We have a non-exclusive consulting agreement with Mr. Kellner. In connection with his agreement, Mr. Kellner directs overall Company strategy and supervises the Company's Chief Operating Officer and Chief Financial Officer and is regularly involved with senior management in monitoring and overseeing the Company's progress and performance. We have full-time exclusive employment agreements with each of Messrs. Gealy and Allen. In August 2006, the Compensation Committee authorized, and the executives entered into, agreements to extend the consulting and employment agreements through September 2009.

Mr. Kellner's consulting agreement provides that either he or the Company may terminate the agreement for any reason upon forty-five days written notice and that in the event of such termination, no severance or further compensation will be due Mr. Kellner beyond the effective date of the termination.

In the event that Messrs. Gealy or Allen are terminated in connection with a change in control, then each terminated executive is entitled to receive his base salary and continue to participate in employee benefits for the lesser of (a) the balance of the term of his contract or (b) one year from the date of termination. Such payments shall not be subject to mitigation. In the event that either of them are terminated without cause, then such executive is entitled to receive his base salary and employee benefits for the lesser of (a) the balance of the term of his contract or (b) eighteen months from the date of termination and such payments shall not be subject to mitigation. If during the term of Mr. Gealy's or Allen's employment agreements the Company completes the sale of four or more stations subsequent to August 10, 2006, including the Company's sale of station WTVK in Ft. Myers – Naples, Florida which was completed in February 2007, then the Company can, if in good faith it determines that the executive's services are no longer required, terminate the executive with ninety days written notice and such executive shall be entitled to receive his base salary plus employee benefits for an additional six month period. Any amounts paid by the Company during the six month severance period are subject to mitigation by the executive.

As of December 31, 2006 Mr. Kellner's annual consulting fee was $258,500, and will remain at this amount until his agreement expires on September 30, 2009. As of December 31, 2006, each of Mr. Gealy's and Mr. Allen's base salary was $387,750, and will remain at this amount until their agreements expire on September 30, 2009.

Messrs. Kellner, Gealy and Allen's agreements also entitle them to participate in an annual cash incentive plan that they are to present to the Compensation Committee for its review and approval. To date, the executives have declined the Committee's invitation to propose such a plan and the executives are unlikely to do so in the future. Therefore, the Board has not adopted any annual cash incentive plan for these three executives.

Mr. Danduran is employed by us on an at-will basis. Mr. Danduran's base annual salary was $175,000 at December 31, 2006. Mr. Danduran is eligible for a discretionary annual cash bonus of up to 20% of his current base salary. No cash bonus was awarded to Mr. Danduran for 2006. In the event that Mr. Danduran is terminated due to a downsizing of the Company, he will be entitled to receive thirteen weeks of severance based on his then current base salary and such severance shall be subject to mitigation. In addition, all of his unvested options will become immediately vested.

Grants of Plan-Based Awards

No options were granted to our Named Executive Officers in 2006.

Outstanding Equity Awards Value at Fiscal Year-End

The following table includes certain information with respect to all unexercised options outstanding as of the fiscal year ended December 31, 2006 that were previously awarded to the Named Executive Officers.

Name and Principal Position	Option Awards				
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Jamie Kellner *Chairman of the Board and Chief Executive Officer*	419,318	-	-	23.000	9/30/2009
Douglas Gealy *President and Chief Operating Officer*	342,614	-	-	23.000	9/30/2009
Thomas Allen *Executive Vice President and Chief Financial Officer*	342,614	-	-	23.000	9/30/2009
Edward Danduran *Vice President and Controller*	23,000	-	-	15.000	8/31/2009
	15,000	-	-	23.000	9/30/2009
	10,000	-	-	24.875	2/11/2010
	16,041	32,083	-	6.000	8/ 8/2015
	16,041	32,083	-	7.000	8/ 8/2015

(1) Options vest and become exercisable 33.3% on the first anniversary of the grant date and 33.3% on each anniversary thereafter.

Options Exercised and Stock Vested

None of the stock options held by our Named Executive Officers were exercised during 2006. None of our Named Executive Officers have been granted restricted stock.

Equity Compensation Plan Information

Below is a summary of the shares issued and available for future issuance under the Company's equity compensation plans as of December 31, 2006:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	2,463,846	$ 15.82	1,736,154
Equity compensation plans not approved by security holders	--	--	--
Total	2,463,846	$ 15.82	1,736,154

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is, and during 2006 was, composed entirely of the outside directors named as signatories to the Compensation Committee Report. No member of the Compensation Committee during 2006 has ever served as an officer or an employee of the Company or any of its subsidiaries. None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers on our Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the CD&A be included in this proxy statement and incorporated into our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006.

Brian McNeill, Chairman
Thomas Embrescia

AUDIT COMMITTEE REPORT

Our Audit Committee is composed of three independent directors and operates under a written charter adopted by our Board of Directors. The Audit Committee selects our independent accountants.

Management is responsible for our internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has met and held discussions with management and the independent accountants. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants all matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

Our independent accountants also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent accountants that firm's independence.

Based upon the Audit Committee's discussions with management and the independent accountants and the Audit Committee's review of the representation of management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in our Annual Report on Form 10-K/A for the year ended December 31, 2006 filed with the SEC.

The foregoing report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates such report by reference therein.

Michael Corrigan, Chairman
John Conlin
Frederick Wasserman

INDEPENDENT PUBLIC ACCOUNTANTS

Our Audit Committee has appointed Mayer Hoffman McCann P.C. as our independent public accountants for the year ended December 31, 2007. Mayer Hoffman McCann P.C. has served as our independent public accountants since October 2006.

We expect representatives of Mayer Hoffman McCann P.C. to be at the Annual Meeting and to be available to respond to questions from stockholders. We will give the Mayer Hoffman McCann P.C. representatives an opportunity to make a statement if they desire.

Stockholder ratification of the selection of Mayer Hoffman McCann P.C. is not required by our Bylaws or otherwise. However, we are submitting the selection of Mayer Hoffman McCann P.C. to the stockholders for ratification. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the stockholders ratify the selection, the Audit Committee, in its discretion, may direct the appointment of a different independent firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Ratification of appointment of Mayer Hoffman McCann P.C. as our independent public accountants for 2007 will require the affirmative vote of a majority of the outstanding voting shares of the common stock represented in person or by proxy at the Annual Meeting. If the stockholders do not make such ratification, the Audit Committee and the Board of Directors will reconsider the appointment.

The Board of Directors unanimously recommends a vote FOR ratification of the appointment of Mayer Hoffman McCann P.C. as our independent auditors for the year ended December 31, 2007.

ACCOUNTANT FEES

The aggregate fees, including reimbursement for out-of-pocket expenses, for professional services rendered by Mayer Hoffman McCann P.C. ("MHM"), our current independent accountants, and KPMG LLP ("KPMG"), our previous independent accountants, paid in the fiscal years ended December 31, 2006 and 2005 are as follows (in thousands):

	Years Ended December 31,	
	2006	**2005**
Audit fees (including SOX 404 attestation and quarterly reviews):		
Mayer Hoffman McCann P.C.	15	--
KPMG LLP	396	576
Audit related fees:		
Mayer Hoffman McCann P.C.	--	--
KPMG LLP	--	--
Tax fees:		
Mayer Hoffman McCann P.C.	--	--
KPMG LLP	25	48
All other fees:		
Mayer Hoffman McCann P.C.	--	--
KPMG LLP	--	--
Total	$ 436	$ 624

Audit Fees

In fiscal year 2006 and 2005, audit fees included fees associated with the audit of the Company's annual financial statements, the quarterly reviews of the financial statements included in the Company's Form 10-Q filings, consents included in other SEC filings and services that are normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings or engagements related to those fiscal years.

Audit Related Fees

There were no fees billed by either MHM or KPMG for audit related services in 2006 or 2005.

Tax Fees

Tax fees in fiscal years 2006 and 2005 consisted of professional services billed for tax services, including tax compliance, tax advice and tax planning.

All Other Fees

There were no fees billed by either MHM or KPMG for other services in 2006 or 2005.

Determination of Independence

The Audit Committee of the Board of Directors has determined that the provision by KPMG of the non-audit related services described above is compatible with maintaining the independence of such accounting firms.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

All engagements for services by MHM, KPMG or other independent registered public accountants are subject to prior approval by the Audit Committee. The Audit Committee, or the Chairman where authority has been delegated to him, pre-approved all professional services provided by MHM and KPMG during 2006 and 2005.

Change in Accountants

On October 12, 2006, KPMG was advised that the firm's services as auditors of the Company were terminated. The decision was approved by the Audit Committee of the Board of Directors of the Company.

The audit reports of KPMG on the consolidated financial statements of the Company as of and for the years ended December 31, 2005 and 2004 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. The audit reports of KPMG on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company's consolidated financial statements for each of the fiscal years ended December 31, 2005 and 2004 there were: (1) no disagreements between the Company and KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference in connection with their opinion to the subject matter of the disagreement, and (2) no reportable events.

The Company engaged MHM to serve as its new independent registered certified public accountants. Prior to the engagement of MHM to provide the audit of the Company's financial statements and the review of interim filings, the Company did not consult MHM regarding any matter requiring disclosure under Item 304(a)(2) of Regulation S-K.

FINANCIAL AND OTHER INFORMATION

Our Annual Report to Stockholders for the fiscal year ended December 31, 2006, which includes our Annual Report on Form 10-K/A (including financial statements and schedules, and a list of any exhibits not contained therein) are enclosed with this proxy statement. The exhibits to our Annual Report on Form 10-K/A are available to any stockholder who submits a written request to the Secretary, at 2101 E. Fourth Street, Suite 202A, Santa Ana, California 92705 and provides payment of charges that approximate our cost of reproduction.

SUBMISSION OF STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2008 ANNUAL MEETING

The Company's current Bylaws include (a) a provision setting forth certain procedures relating to the nomination of directors (the "Nomination Bylaw") and (b) a provision setting forth certain procedures for properly bringing business before an annual meeting of the stockholders (the "Stockholder Proposal Bylaw").

Nominations of Directors for the 2008 Annual Meeting

No person will be eligible for election as a director unless nominated in accordance with the provisions of the Nomination Bylaw. Nominations of persons for election to the Board of Directors may be made by (a) the Board of Directors or a committee appointed by the Board of Directors or (b) any stockholder who (i) is a stockholder of record at the time of giving the notice provided for in the Nomination Bylaw, (ii) will be entitled to vote for the election of directors at the Annual Meeting and (iii) complies with the notice procedures set forth in the Nomination Bylaw.

Nominations by stockholders must be made in written form to the Secretary of the Company. Under the Nomination Bylaw, to be timely for an annual meeting, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not more than 120 days nor less than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of an annual meeting is changed by more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be received by us either (a) not more than 120 days nor less than 90 days before such annual meeting or (b) not later than the 10th day following the day on which public announcement of the date of the meeting is first made.

Therefore, in order to be timely for the 2008 Annual Meeting, a stockholder's notice must be delivered to or mailed and received at our principal executive offices at 2101 E. Fourth Street, Suite 202A, Santa Ana, California 92705, not earlier than February 2, 2008 and not later than March 3, 2008. To be effective, the written notice must include (a) the name and address as they appear on our books, of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made; (b) a representation that the stockholder giving the notice is a holder of record of our stock entitled to vote at the 2008 Annual Meeting and intends to appear in person or by proxy at the 2008 Annual Meeting to nominate the person or persons specified in the notice; (c) the class and number of shares of the Company owned beneficially and of record by the stockholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination is made; (d) such information regarding each nominee proposed by the stockholder giving the notice as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC in an election contest or is otherwise required pursuant to the Securities Exchange Act of 1934 and the rules thereunder; and (e) a representation whether the stockholder or beneficial owner, if any, intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the corporation's outstanding stock required to elect the nominee and / or otherwise solicit proxies from stockholders in support of the nominee.

Stockholder Proposals for the 2008 Annual Meeting

Under the terms of the Stockholder Proposal Bylaw, to be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, (c) otherwise properly brought before an annual meeting by a stockholder. For business (other than the nomination of directors, which is governed by the Nomination Bylaw) to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Company.

To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not more than 120 days or less than 90 days prior to the first anniversary of the immediately preceding year's annual meeting; provided, however, that in the event that the date of an annual meeting is changed by more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be received by us either (a) not more than 120 days nor less than 90 days before such annual meeting or (b) not later than the 10th day following the day on which the public announcement of the date of the meeting is first made. Therefore, in order to be timely for the 2008 Annual Meeting, a stockholder's notice must be delivered to or mailed and received at our principal executive offices at 2101 E. Fourth Street, Suite 202A, Santa Ana, California 92705, not earlier than February 2, 2008 and not later than March 3, 2008.

To be effective, the written notice must include, as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting (including the text of any resolution proposed and the language of any proposed amendments to the bylaws) and the reasons for conducting such business at the annual meeting; (b) the name and address, as they appear on the Company's books, of the stockholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made; (c) the class and number of shares of the Company which are beneficially owned by the stockholder and by the beneficial owner, if any, on whose behalf the proposal is made; (d) any material interest of the stockholder in such business and the beneficial owner, if any, on whose behalf the proposal is made; (e) a representation that the stockholder giving the notice is a holder of record of our stock entitled to vote at the 2008 Annual Meeting and intends to appear in person or by proxy at the 2008 Annual Meeting to propose such business; and (f) a representation whether the stockholder or beneficial owner, if any, intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the corporation's outstanding stock required to approve the proposal and / or otherwise solicit proxies from stockholders in support of the proposal.

Any stockholder wishing to bring business before the 2008 Annual Meeting, who would like the Company to consider the inclusion of such proposal in the Company's proxy materials relating to the 2008 Annual Meeting under Rule 14a-8 under the Exchange Act, also must submit such proposal to the Company and such proposal must be mailed and received at our principal executive offices no later than January 8, 2008. However, if the date of the 2008 Annual Meeting is changed by more than 30 days from the first anniversary of the Annual Meeting, the deadline for submission of a stockholder proposal for inclusion in the Company's proxy statement will be a reasonable time before the Company mails its proxy materials for the 2008 Annual Meeting, and the Company will disclose the deadline in a report filed with the SEC. You should direct any such stockholder proposals to the attention of the Secretary of the Company at our address set forth on the first page of this Proxy Statement.

With respect to any proposal that a stockholder of the Company presents at the annual meeting of stockholders to be held in the year 2008 that is not submitted for inclusion in the Company's proxy materials pursuant to Rule 14a-8 under the Exchange Act, the proxy for such annual meeting of stockholders will confer discretionary voting authority to vote on such stockholder proposal to the extent permitted under Rule 14a-4 under the Exchange Act.

OTHER MATTERS

The Board of Directors knows of no matters to be presented for action by the stockholders at the Annual Meeting other than those described in this Proxy Statement. Unless otherwise indicated, if any other matter is properly brought before the meeting and may be properly acted upon, the persons named in the accompanying form of proxy will be authorized by such proxy to vote the proxies thereon in accordance with their best judgment.

ACME COMMUNICATIONS

OUR RESULTS



Net Revenue
($ in Millions)
$50
$40
$30
$20
$10
$0
$24.9
$31.4
$33.8
$34.2
$34.8
2002
2003
2004
2005
2006



Broadcast Cash Flow
($ in Millions)
$5
$4
$3
$2
$1
$0
$0.4
$2.4
$3.1
$2.1
$3.5
2002
2003
2004
2005
2006



Average Weekly Viewership*
(Households in Millions)
2.5
2.0
1.5
1.0
0.5
0.0
1.4
1.4
1.5
1.4
1.3
2002
2003
2004
2005
2006



EBITDA
($ in Millions)
$1
($1)
($3)
($5)
($3.6)
($1.2)
($1.0)
($1.8)
$0.0
2002
2003
2004
2005
2006

* Per Nielson Surveys for November of each year

Non-GAAP Disclosure

Broadcast cash flow and EBITDA are non-GAAP measures. Broadcast cash flow is commonly used as an indicator of operating performance for broadcasting companies and is also used to value broadcasting assets. EBITDA is used as a performance measure and to measure a company's ability to service debt. Broadcast cash flow and EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company considers operating loss to be the most comparable GAAP measure to broadcast cash flow and to EBITDA and has reconciled operating loss to broadcast cash flow and EBITDA below:

In $ Millions	2002	2003	2004	2005	2006
Operating Loss	$ (6.6)	$ (8.7)	$ (10.2)	$ (11.9)	$ (5.4)
Add:					
Stock-based compensation	0.2	-	-	-	0.2
Depreciation and amortization	2.9	3.3	4.2	4.3	4.0
Amortization of program rights	5.4	6.6	6.7	7.6	7.4
Abandoned acquisition-related costs	-	-	1.0	0.9	0.2
Impairment of FCC licenses	-	4.0	3.0	3.6	-
Equity in earnings of co-production (excluding depreciation)	-	-	-	-	(0.3)
Minority interest from co-production (excluding depreciation)	-	-	0.9	0.6	0.4
Corporate expenses	4.1	3.6	4.1	3.9	3.6
Less:					
Program payments	(5.6)	(6.4)	(6.6)	(6.9)	(6.6)
Broadcast cash flow	0.4	2.4	3.1	2.1	3.5
Less: Corporate expenses	4.1	3.6	4.1	3.9	3.6
Stock-based compensation at corporate	(0.1)	-	-	-	(0.2)
EBITDA	$ (3.6)	$ (1.2)	$ (1.0)	$ (1.8)	$ 0.0

END